Pharmaceutical Company Inc.

PROGRESS THROUGH INNOVATION

2006 ANNUAL REPORT





OUR MISSION

WORKING TOGETHER TO DEVELOP AND COMMERCIALIZE INNOVATIVE PHARMACEUTICAL PRODUCTS BASED ON ACTIVE DELIVERY MOLECULES IN ORDER TO EFFECTIVELY TRANSPORT THERAPEUTIC DRUGS TO THEIR DISEASE TARGETS.

[illegible]


ASTECH



TO OUR VALUED SHAREHOLDERS,

During 2006, we achieved three key strategic goals vital to building long-term shareholder value: first, we made significant progress in validating our intranasal peptide delivery technology; second, we secured the resources necessary to advance our portfolio of clinical development programs through Phase 2 proof-of-concept clinical studies; and third, we enhanced our substantial patent estate to better protect our investment in these programs.

In 2007, we will continue to execute our strategy to build a broad and deep portfolio of mid- to late-stage investigational drugs. This strategy is designed to manage the risks of drug development while retaining the significant upside potential that investors in biotechnology expect. Our diverse portfolio of therapeutic programs mitigates many of the risks associated with each compound's potential for development, regulatory and commercial success.

We are committed to building shareholder value in 2007 by advancing Phase 2 development of four major intranasal product opportunities: Parathyroid Hormone (PTH_{1-34}) for osteoporosis, in partnership with Procter & Gamble Pharmaceuticals, Peptide YY (PYY_{3-36}) for obesity, Insulin for diabetes, and Carbetocin for autism. Our mission is clear: develop innovative products for large markets with unmet medical needs through the use of our non-invasive, patient-friendly delivery solutions for proteins and peptides and to advance our RNA interference technology. Achievement of these objectives will enable us to make products that will compete effectively in the global pharmaceutical marketplace and expand the number of patients that can benefit from new therapeutics.


PRODUCT PIPELINE
STAGE
PARTNER
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
NDA/ANDA
OSTEOPOROSIS
Parathyroid Hormone (PTH_{1-34})
Calcitonin
P&G
PAR
DIABETES AND OBESITY
Exenatide
Insulin
Peptide YY_{3-36}
AMYLIN
FEASIBILITY STUDIES
Undisclosed (multiple)
Anemia
Autism (Carbetocin)
novo nordisk
UNDISCLOSED BIOTECH
RNA INTERFERENCE
Influenza
Inflammatory Diseases



fig 1:
TIGHT JUNCTION DELIVERY
Molecular structure of the tight junction located between cells, which Nastech formulations affect to enable the non-invasive delivery of peptides and proteins through the nasal mucosa.



fig 2: siRNA DELIVERY
A conjugate consisting of a peptide (purple) and a RNA (green) that targets a specific cell-surface receptor which is then transported into the cell and binds to the Dicer enzyme (orange), which cleaves the RNA to the correct size for RNA interference.

NOVEL PLATFORM TECHNOLOGIES PROVIDE THE FOUNDATION

Nastech is the industry leader in the field of molecular biology-based drug delivery, with two primary platform technologies: non-invasive, systemic delivery of proteins and peptides via intranasal administration and therapeutic development and delivery of siRNA (small interfering RNA). We have used these platform technologies to develop a pipeline of six clinical programs: two in osteoporosis; three in diabetes and obesity; and one in autism, in addition to four preclinical programs, with targets including influenza infection and rheumatoid arthritis.

Our technologies and programs have led to significant partnerships with leading pharmaceutical and biotechnology companies as well as academic and government organizations.

Our ability to harness the power of molecular biology to solve drug delivery problems is central to the development of a strong product pipeline and lucrative partnership opportunities.

PRODUCT DEVELOPMENT PROGRAMS TARGETING LARGE THERAPEUTIC MARKETS

NON-INVASIVE PEPTIDE AND PROTEIN DELIVERY: LEADING TECHNOLOGY GENERATING CURRENT OPPORTUNITIES

Nastech is using the tools of molecular biology to influence the natural pathway that exists between cells in our body, known as the "tight junction," enabling safe and effective delivery of peptides and proteins without a needle. Annual sales of injectable peptide and protein drugs are estimated at approximately $40 billion – a tremendous market opportunity for a non-invasive delivery solution. We have developed a pipeline of high-value product candidates using this fundamental technology.

Parathyroid Hormone (PTH_{1-34}) Nasal Spray for Osteoporosis

Nastech and Procter & Gamble made significant progress in the development of PTH_{1-34} Nasal Spray during 2006. Together, we gained important clinical information necessary to prepare for the planned Phase 3 pivotal study and commercialization.

In a Phase 1 pharmacokinetic study, our PTH_{1-34} Nasal Spray produced similar exposure levels compared to the approved injected product. This was a significant accomplishment and led to the initiation of a Phase 2 study designed to assess bone turnover markers in patients with low bone mass, measuring blood markers of both bone formation and bone resorption. These markers serve as surrogates by providing information as to how our nasal spray might affect bone mineral density (BMD) in patients. This is important as BMD would be the primary endpoint in a Phase 3 clinical trial. The results of the current Phase 2 study are expected in the second quarter of 2007 and will help us design the planned follow-on Phase 2 dose ranging study that will be conducted prior to the initiation of the Phase 3 clinical trial.

The value of our PTH_{1-34} Nasal Spray program is significant. During 2006, we received $17 million in a license fee and milestone payment, as well as millions of dollars in reimbursement for work relating to formulation development and scaling up our manufacturing for larger clinical studies. We have the potential to receive an additional $560 million in milestones, plus escalating double-digit royalties, manufacturing revenue and further reimbursement for development. The market potential for this product continues to expand as the injectable PTH_{1-34} product recorded 2006 sales of nearly $600 million. P&G is a leader in the osteoporosis drug category and we believe they will be successful in maximizing the potential of PTH_{1-34} Nasal Spray upon commercialization.



fig 3: PYY$_{3-36}$
PYY is a 34 amino acid peptide that has reduced caloric intake in obese patients following administration. This peptide, similar to others in Nastech's pipeline, would require administration intravenously or by an injection without Nastech's peptide and protein delivery technology.





Peptide YY$_{3-36}$ Nasal Spray for Obesity

Peptide YY$_{3-36}$ (PYY), a natural hormone, is a satiety agent that communicates to the brain the body's state of feeling full. PYY has been shown in multiple short-term clinical studies to produce a statistically significant reduction in caloric intake in obese subjects. Obesity continues to grow at an alarming rate with nearly two out of three Americans being categorized as overweight or clinically obese.

Nastech's PYY Nasal Spray program completed a Phase 1 dose ranging clinical study during 2006 in preparation for a six month Phase 2 weight loss clinical study that is planned to begin in the second half of 2007.

We believe that intranasal administration of PYY may offer a safe and effective method for treating obesity. If we are successful in achieving positive results in the Phase 2 proof-of-concept study the program would likely generate significant interest from prospective pharmaceutical partners due to the global problem with obesity.

Insulin Nasal Spray for Diabetes

In a Phase 1 clinical trial completed in 2006, we demonstrated that our Insulin Nasal Spray achieved peak concentration in the blood quicker than the most rapid acting injectable insulin on the market and Exubera®, Pfizer's FDA approved inhaled insulin. In this study, our nasal spray also provided significantly better bioavailability than Exubera®, the only available non-injected insulin. These results are promising as our nasal spray may offer a rapid acting, patient-friendly alternative to injection without the potential safety issues of pulmonary delivery. We continue to optimize the formulation and plan to initiate a Phase 2 study in diabetic patients during 2007.

Exenatide Nasal Spray for Diabetes

The Exenatide Nasal Spray program is an example of one way that Nastech is able to create valuable partnerships. Injectable exenatide, or Byetta®, is marketed by Amylin Pharmaceuticals, Inc. and Eli Lilly and Company as a twice-daily injection for diabetics to better control their glucose levels. Byetta® sales in 2006 rose to $430 million and are forecast to continue growing rapidly over the next several years. In the partnership with Amylin, Nastech conducted a feasibility program in which we developed a nasal spray that may provide patients with an alternative option for administering exenatide. Based on the success of this feasibility program, we entered into a development and commercialization partnership with Amylin. We have the potential to receive up to $89 million in development and commercialization milestones plus sales royalties. Amylin is currently progressing the product through Phase 1 clinical trials.

Carbetocin Nasal Spray for Autism

Nastech recently initiated development of Carbetocin Nasal Spray for treatment of symptoms related to autism. According to the Centers for Disease Control and Prevention, approximately 1 in 150 children have an Autism Spectrum Disorder (ASD) by age eight. Carbetocin is a closely related analog of a natural peptide called oxytocin. Results from a recent clinical study have demonstrated the potential for this class of molecules to reduce autism-related symptoms in adults. We look forward to moving this product into a Phase 2 trial this year.

Calcitonin Nasal Spray for Osteoporosis

Nastech's Calcitonin Nasal Spray generic drug application continues to make progress toward FDA approval. This product, if approved, would make available a lower cost generic generating savings for patients and healthcare providers. It would also provide a source of recurring cash flow that would help fund the development of our product candidates.

siRNA THERAPEUTICS: THE NEXT GENERATION OF THERAPEUTICS

Nastech's siRNA development and delivery technology platform has great potential in creating a new class of therapeutics which target diseases that result from the overproduction of a protein. The key to successful development of siRNA therapeutics is delivery. Nastech has developed and in-licensed technology to design and deliver highly potent siRNAs. Our preclinical studies for influenza and rheumatoid arthritis have produced results confirming that we can deliver the drug to the target and positively treat the condition.


NEURAMINIDASE
RNA
HEMAGGLUTININ

fig 4: INFLUENZA
Structure of the influenza virion. The hemagglutinin and neuraminidase proteins are shown on the surface of the particle and can typically undergo mutation, thereby creating new strains of the virus. Nastech's influenza program targets the RNA in the capsid shell that is highly conserved across influenza strains.

Influenza

In 2006, we demonstrated significant reductions in the levels of influenza virus in preclinical models using our siRNA technology. We have designed siRNAs that target the conserved regions of the influenza viral genome. This could enable a siRNA therapeutic to be effective against both current and future strains of the influenza virus. Nastech received $2.3 million in grant awards from the National Institutes of Health and has established a Cooperative Research and Development Agreement with Dr. Terrence Tumpey, a leader in research of pandemic flu, at the Centers for Disease Control for further development of our siRNA therapeutics. We look forward to advancing this technology toward human clinical studies.

Rheumatoid Arthritis

Nastech has developed siRNAs that target the over-expression of TNF-alpha, a protein associated with inflammation. Currently, this condition is being treated with monoclonal antibodies and soluble receptors, a multi-billion dollar market. Nastech has published preclinical data showing that we can reduce inflammation in the joints through systemic delivery of our siRNAs. With many diseases caused by the over-expression of a specific protein, this data was a crucial proof-of-concept as it shows the potential benefits of our technology in a number of disease areas.

TRANSFORMATION TO LATE STAGE CLINICAL PIPELINE IN 2007

Nastech has developed an outstanding team of more than 200 employees dedicated to aggressively advancing the company's programs in 2007. Positive clinical results and a strong balance sheet will enable us to bring multiple programs through Phase 2 clinical trials, which is key to establishing high-value partnerships. Nastech has the right people, science and pipeline to develop long-term partnerships that will build significant shareholder value.

We appreciate the support you have shown for our company and look forward to an excellent year.



Sincerely,

STEVEN C. QUAY, M.D., PH.D.
Chairman, President and Chief Executive Officer

May 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

Commission File Number 0-13789

NASTECH PHARMACEUTICAL COMPANY INC.

(Exact name of registrant as specified in its charter)

Delaware	**11-2658569**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3830 Monte Villa Parkway Bothell, Washington	**98021**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(425) 908-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.006 par value	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights, $0.01 par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $267.2 million as of June 30, 2006 based upon the closing price of $15.80 per share on the Nasdaq Global Market reported on that date.

As of February 28, 2007, there were 25,471,776 shares of the Registrant's $0.006 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's fiscal year ended December 31, 2006 to be issued in conjunction with the Registrant's annual meeting of stockholders expected to be held on June 13, 2007 are incorporated by reference in Part III of this Form 10-K. The definitive proxy statement will be filed by the Registrant with the SEC not later than 120 days from the end of the Registrant's fiscal year ended December 31, 2006.

NASTECH PHARMACEUTICAL COMPANY INC.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry's actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by, or that include the words "may," "will," "could," "would," "should," "believe," "expect," "plan," "anticipate," "intend," "estimate," "predict," "potential" or similar expressions.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this Annual Report on Form 10-K and the documents incorporated herein by reference or to conform them to actual results, new information, future events or otherwise.

The following factors, among others, could cause our or our industry's future results to differ materially from historical results or those anticipated:

- our ability to obtain additional funding;
- our efforts to establish and maintain collaboration partnerships for the development of PTH(1-34) nasal spray, PYY(3-36) nasal spray, generic calcitonin-salmon nasal spray, exenatide nasal spray, insulin nasal spray, RNA interference or other programs;
- the success or failure of our research and development programs or the programs of our partners;
- the advantages and disadvantages of pharmaceuticals delivered nasally;
- the need for improved and alternative drug delivery methods;
- our efforts to collaborate with other pharmaceutical and biotechnology companies that have products under development;
- our ability to successfully complete product research and development, including pre-clinical and clinical trials and commercialization;
- our ability to obtain governmental approvals, including product and patent approvals;
- our ability to successfully manufacture the products of our research and development programs and our marketed products to meet current good manufacturing practices and to manufacture these products at a financially acceptable cost;
- our ability to attract and retain our key officers and employees and manufacturing, sales, distribution and marketing partners;
- costs associated with any product liability claims, patent prosecution, patent infringement lawsuits and other lawsuits;
- our ability to develop and commercialize our products before our competitors; and
- the size of the drug delivery market.

These factors and the risk factors included in this Annual Report on Form 10-K under Item 1A — Risk Factors, are all of the important factors of which we are currently aware that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

PART I

ITEM 1. *Business.*

OVERVIEW

We are a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products based on our proprietary molecular biology-based drug delivery technology. Using our technology, we create or utilize novel formulation components or excipients that can reversibly open the "tight junctions" between cells in various tissues and thereby deliver therapeutic drugs to the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including the epithelial layer of the nasal mucosa, the gastrointestinal tract and the blood brain barrier, which function to provide barrier integrity and to regulate the transport and passage of molecules across these natural boundaries.

We believe our nasal drug delivery technology offers advantages over injectable routes of administration for large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy and increased patient compliance, due to the elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our nasal drug delivery technology can potentially offer advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects and improved effectiveness by avoiding problems relating to gastrointestinal side effects and first-pass liver metabolism. Although some of our product candidates use our expertise outside this area, this technology is the foundation of our nasal drug delivery platform and we use it to develop commercial products with our collaboration partners or, in select cases, to develop products that we manufacture and commercialize on our own.

We believe we are also at the forefront of small interfering RNA ("siRNA") therapeutic research and development. Our RNA interference ("RNAi") therapeutic programs are targeted at both developing and delivering novel therapeutics using siRNA to down-regulate the expression of certain disease causing proteins that are over-expressed in inflammation, viral respiratory infections and other diseases.

Business Strategy

Our goal is to become a leader in both the development and commercialization of innovative, nasal drug delivery products and technologies, as well as in RNAi therapeutics. Key elements of our strategy include:

- *Applying Our Tight Junction Technology and Other Drug Delivery Methods to Product Candidates.* We focus our research and development efforts on product candidates, including peptides, large and small molecules and therapeutic siRNA, for which our proprietary technologies may offer clinical advantages, such as improved safety and clinical efficacy, or increased patient compliance. We also will continue to search for applications of our tight junction technology to improve other forms of drug delivery, including oral, pulmonary and intravenous delivery.

- *Collaborations with Pharmaceutical and Biotechnology Companies.* We will continue to establish strategic collaborations with pharmaceutical and biotechnology companies. Typically, we collaborate with partners to commercialize our internal product candidates by utilizing their late stage clinical development, regulatory, marketing and sales capabilities. We also assist our collaboration partners in developing more effective drug delivery methods for their product candidates that have already completed early stage clinical trials, or are even currently marketed. We generally structure our collaborative arrangements to receive research and development funding and milestone payments during the development phase, revenue from manufacturing upon commercialization and patent-based royalties on future sales of products.

- *Developing and Commercializing Our Own Product Candidates.* In select cases in which we deem it to be strategically advantageous to us, we plan to internally develop, manufacture and commercialize our products.

- *Leveraging Our Manufacturing Expertise and Capabilities.* We have invested substantial time, money and intellectual capital in developing our manufacturing facilities and know-how, which we believe would be difficult for our competitors to replicate in the near term. These capabilities give us competitive advantages, including the ability to prepare the chemistry, manufacturing and controls ("CMC") section of new drug application ("NDA") filings with the U.S. Food and Drug Administration ("FDA") and to maintain a high-level of quality control in manufacturing product candidates for clinical trials and FDA-approved products for commercialization. We believe our manufacturing capabilities will meet our projected capacity needs for the foreseeable future.

COLLABORATIONS AND PROGRAMS

Procter & Gamble Partnership

PTH(1-34), a part of the naturally occurring human parathyroid hormone that helps regulate calcium and phosphorus metabolism and causes bone growth, is the same active ingredient that is being marketed as an injectable product by Eli Lilly & Company ("Lilly") under the trade name Forteo®. We have developed a proprietary nasal formulation of PTH(1-34) and as of January 31, 2007, have filed seven U.S. patent applications containing an aggregate of 214 claims, and one Patent Cooperation Treaty ("PCT") Application. We are currently in Phase 2 clinical trials in this program and view a potentially non-invasive, nasally delivered alternative to Forteo® as a significant market opportunity.

On January 27, 2006, we entered into a Product Development and License Agreement (the "License Agreement") with Procter & Gamble Pharmaceuticals, Inc. ("P&G") to develop and commercialize our PTH(1-34) nasal spray for the treatment of osteoporosis. Under the terms of the License Agreement, we have granted P&G rights to the worldwide development and commercialization of our PTH(1-34) nasal spray in exchange for an upfront fee, research and development expense reimbursements and the potential for future milestone payments and royalties on product sales. Payments we have already received under the License Agreement include a $10.0 million initial payment upon execution of the License Agreement, which has been recorded as deferred revenue and is being amortized into revenue over the estimated development period, and a $7.0 million milestone payment received and recognized in full as revenue in 2006. In total, milestone payments could reach $577 million over the life of the partnership depending upon the successful completion of specified development, regulatory and commercialization goals, although there can be no assurance that any such milestones will be achieved. Under the License Agreement, we are eligible to receive double-digit patent-based royalties, with the rate escalating upon the achievement of certain sales levels.

We will jointly develop our PTH(1-34) nasal spray with P&G and P&G will reimburse us for development activities performed by us under the License Agreement. P&G will assume responsibility for clinical and non-clinical studies and will direct regulatory approval and worldwide sales, marketing and promotion of our PTH(1-34) nasal spray, while we will be responsible for the CMC sections of the FDA regulatory submission. In June 2006, we entered into an agreement with P&G to manufacture and supply PTH(1-34) nasal spray for the potential commercialization of this investigational product for the treatment of osteoporosis. Under terms of the supply agreement, we will be the exclusive manufacturer of the PTH(1-34) nasal spray and will manufacture the product and supply it to P&G at a transfer price that includes a manufacturing profit if the product is approved.

On December 4, 2006, we entered into the First Amendment to the License Agreement ("the Amendment") with P&G relating to PTH (1-34). Under the terms of the Amendment, an additional Phase 2 dose ranging study relating to PTH(1-34) has been added to the clinical development program under the License Agreement and is planned to begin in 2007. In addition, the Amendment modifies contractual milestone payment terms under the License Agreement relating to a $15.0 million milestone payment which we had previously anticipated receiving in 2006. The amended milestone payment terms now require a $5.0 million payment on the initiation of an additional Phase 2 dose ranging study and a $10.0 million payment on the initiation of a Phase 3 clinical study.

Par Pharmaceutical Partnership

In October 2004, we entered into a license and supply agreement with Par Pharmaceutical Companies, Inc. ("Par Pharmaceutical") for the exclusive U.S. distribution and marketing rights to a generic calcitonin-salmon nasal spray for the treatment of osteoporosis. Under the terms of the agreement with Par Pharmaceutical, we will manufacture and supply finished calcitonin-salmon nasal spray product to Par Pharmaceutical, while Par

Pharmaceutical will distribute the product in the U.S. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and profit sharing following commercialization.

In December 2003, we submitted to the FDA an Abbreviated New Drug Application ("ANDA") for a calcitonin-salmon nasal spray for the treatment of osteoporosis, and in February 2004, the FDA accepted the submission of our ANDA for the product. In September 2005, a citizen's petition was filed with the FDA requesting that the FDA not approve our ANDA as filed prior to additional studies for safety and bioequivalence. In October 2005, we filed a response requesting that the FDA deny this citizen's petition on the grounds that no additional information is necessary from a scientific or medical basis and that such additional information is not required under applicable law. In March 2006, the petitioner submitted an additional request to the FDA in response to our assertions in our October 2005 submission to the FDA. In May 2006, we filed an additional response requesting that the FDA deny the citizen's petition.

Apotex Inc. ("Apotex") has filed a generic application for its nasal calcitonin-salmon product with a filing date that has priority over our ANDA for calcitonin-salmon nasal spray. In November 2002, Novartis AG ("Novartis") brought a patent infringement action against Apotex claiming that Apotex's nasal calcitonin-salmon product infringes on Novartis' patents, seeking damages and requesting injunctive relief. That action is still pending. We are unable to predict what, if any, effect the Novartis action will have on Apotex's ability or plans to commence marketing its product.

In July 2006, we received written notification from the FDA stating that our ANDA for nasal calcitonin-salmon was not approvable at that time. The FDA expressed a concern relating to the potential for immunogenicity that might result from a possible interaction between calcitonin-salmon and chlorobutanol, the preservative in the formulation. In September 2006, we announced that we had submitted a response to the FDA's Office of Generic Drugs regarding the potential for such immunogenicity. The FDA has accepted our submission for review, indicating that the generic division of the FDA has maintained jurisdiction of our filing. The FDA is actively reviewing this amendment, and has requested additional information. We expect to submit this additional information in the first half of 2007, but we do not know the timeline over which the FDA will review this information, nor can we be sure that our additional information will fully satisfy the FDA's request. To date, the FDA has informally communicated to us that it has determined that our nasal calcitonin product is bioequivalent to the reference listed drug, Miacalcin®. The FDA has also completed Pre-Approval Inspections of both of our nasal spray manufacturing facilities. If we are not successful at keeping our application as an ANDA, a 505(b)(2) NDA may be pursued or the application may be withdrawn. At this time, we are not able to determine whether the citizen's petition will delay the FDA's approval of our ANDA, nor can we determine how the Apotex filing priority will be resolved, or when, if at all, our calcitonin product will receive marketing approval from the FDA.

Merck Partnership

In September 2004, we entered into an Exclusive Development, Commercialization and License Agreement and a separate Supply Agreement (collectively, the "Merck Agreements") with Merck & Co., Inc. ("Merck"), for the global development and commercialization of PYY(3-36) nasal spray, our product for the treatment of obesity. The Merck Agreements provided that Merck would assume primary responsibility for conducting and funding clinical and non-clinical studies and regulatory approval, while we would be responsible for all manufacturing of PYY-related product. Merck would lead and fund commercialization, subject to our exercise of an option to co-promote the product in the U.S. Under the Merck Agreements, we received an initial cash payment of $5.0 million in 2004. The $5.0 million initial payment initially was recorded as deferred revenue and was being amortized over the estimated development period.

The Merck Agreements were terminated in March 2006, at which time we reacquired our rights in the PYY program. The unamortized balance of Merck's $5.0 million initial payment, approximately $3.7 million, was recognized as revenue in 2006. We have continued PYY product development on our own, and in December 2006, we announced the completion of a dose ranging study designed to evaluate the pharmacokinetic parameters, appetite, food intake and safety of various doses of our PYY(3-36) nasal spray in obese subjects.

Amylin Pharmaceuticals, Inc.

In June 2006, we entered into an agreement with Amylin Pharmaceuticals, Inc. ("Amylin") to develop a nasal spray formulation of exenatide for the treatment of diabetes. Preclinical studies of the formulation have been completed in preparation for the initiation of studies in human subjects. Amylin began clinical trials in the third quarter of 2006.

Under terms of the agreement, we will receive both milestone payments and royalties on product sales. If the development program is successful and the development of this product continues to move forward, milestone payments could reach up to $89.0 million in total, based on specific development, regulatory and commercialization goals. Royalty rates escalate with the success of this product.

Under the terms of our agreement with Amylin, we will jointly develop the nasal spray formulation with Amylin utilizing our proprietary nasal delivery technology, and Amylin will reimburse us for any development activities performed under the agreement. Amylin has overall responsibility for the development program, including clinical, non-clinical and regulatory activities and our efforts will focus on drug delivery and CMC activities. If we reach a supply agreement with Amylin, we may supply commercial product to Amylin and its exenatide collaboration partner, Lilly. However, there can be no assurance that such a supply agreement will be executed.

RNAi Technology and Intellectual Property Acquisitions

We also are applying our drug delivery technology to a promising new class of therapeutics based on RNAi. siRNAs are double-stranded RNA molecules that are able to silence specific genes and reduce the amount of protein these genes produce. Specific proteins may be involved in causing a disease or be necessary for the replication of a pathogenic virus. The therapeutic use of RNAi in this manner requires the ability to deliver siRNA-based drugs inside the cells where the target proteins are produced. We have continued our research and development program to enhance the delivery of this potential new class of therapeutic drugs and have strengthened our RNAi development strategy through the acquisition of key technologies, intellectual property ("IP") and licensing agreements.

Alnylam. We entered into a license agreement in July 2005 with Alnylam Pharmaceuticals, Inc. ("Alnylam"), a biopharmaceutical company focused on developing RNAi-based drugs, pursuant to Alnylam's InterfeRx™ licensing program. Under the license, we acquired the exclusive rights to discover, develop and commercialize RNAi therapeutics directed against TNF-alpha, a protein associated with inflammatory diseases, including rheumatoid arthritis and certain chronic diseases. Under our agreement with Alnylam, we paid an initial license fee to Alnylam, and we are obligated to pay annual and milestone fees and royalties on sales of any products covered by the license agreement.

Galenea. We expanded our RNAi pipeline by initiating an RNAi therapeutics program targeting influenza and other respiratory diseases. In connection with this new program, in February 2006, we acquired RNAi IP and other RNAi technologies from Galenea Corp. ("Galenea"). The IP acquired from Galenea includes patent applications licensed from the Massachusetts Institute of Technology ("MIT") that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for siRNA. Additionally, we have assumed Galenea's awarded and pending grant applications from the National Institute of Allergy and Infectious Diseases ("NIAID"), a division of the National Institutes of Health ("NIH"), and the Department of Defense to support the development of RNAi-based antiviral drugs. RNAi-based therapeutics offer potentially effective treatments for a future influenza pandemic, which is an urgent global concern. This program complements our current TNF-alpha RNAi program targeting inflammation, as life-threatening respiratory and systemic inflammation caused by excess TNF-alpha production can be a consequence of influenza infection.

Consideration for the acquisition consisted of an upfront payment and may include contingent payments based upon certain regulatory filings and approvals, and the sale of products. In connection with the transaction, we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use. This charge was included in research and development expense in 2006.

Our lead siRNA product candidate, G00101, has demonstrated efficacy against multiple influenza strains, including avian flu strains (H5N1) in animals. The development of siRNA targeting sequences that are highly conserved across all flu genomes, including avian and others having pandemic potential, may reduce the potential for development of drug resistance and is a novel approach to therapies against influenza viruses. We believe G00101 represents a first-in-class approach to fight influenza and is one of the most advanced anti-influenza compounds based on RNAi. G00101 can be administered by inhalation to maximize delivery to the lung tissue and has the potential to be delivered to the nasal cavity to prevent or abate early viral infections. The product is being designed for ease of use by patients and for long-term stability, both essential for stockpiling the product for rapid mobilization during a flu epidemic.

City of Hope. In November 2006, we entered into a license with the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to siRNAs directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We believe this IP and technology could provide significant commercial and therapeutic advantages for us in this field, by enabling the use of 25 to 30 base pair RNA duplexes designed to act as substrates for processing by the cells' natural activities.

Independent Product Development

While we seek development and commercialization partnerships, such as our PTH(1-34) program with P&G, to maximize program value to our stockholders, we are also applying our technology and experience to develop other product candidates on our own (i.e., without a partner). Independent product development candidates include PYY, insulin and carbetocin. As these programs progress, we will evaluate the appropriateness of continued investment in them and whether bringing on a development and commercialization partner would increase the value of the program to our stockholders.

Other Collaborations

Questcor Pharmaceuticals, Inc./QOL Medical LLC. In February 2005, the FDA approved our Nascobal® nasal spray 505(b)(2) application for vitamin B12 (cyanocobalamin) deficiency in patients with pernicious anemia, Crohn's Disease, HIV/ AIDS and multiple sclerosis. We developed the Nascobal® nasal spray as an alternative to Nascobal®(Cyanocobalamin, USP) gel, an FDA-approved product launched in 1997.

Under the terms of the Questcor Asset Purchase and Supply Agreement, dated June 2003 (the "Questcor Agreements"), we entered into with Questcor Pharmaceuticals Inc. ("Questcor"), subject to certain limitations, we were obligated to manufacture and supply, and Questcor is obligated to purchase from us, all of Questcor's requirements for the Nascobal® nasal gel and the Nascobal® nasal spray. In February 2005, Questcor paid us a milestone fee of $2.0 million upon receipt of FDA approval of the NDA for Nascobal® nasal spray.

In October 2005, with our consent, Questcor assigned all of its rights and obligations under the Questcor Agreements to QOL Medical LLC ("QOL"). We received $2.0 million from Questcor in October 2005 as consideration for our consent to the assignment and in connection with our entering into an agreement with QOL that modified certain terms of the Questcor Agreements. The $2.0 million is being recognized ratably over the five-year life of the QOL agreement. QOL has also assumed Questcor's obligation to pay us $2.0 million on the issuance by the U.S. Patent and Trademark Office ("PTO") of a patent covering any formulation that treats any indication identified in our NDA for Nascobal® nasal spray. Pursuant to the terms of our agreement with Questcor, we will continue to prosecute the pending U.S. patents for the Nascobal® nasal spray product on behalf of QOL.

Novo Nordisk A/S feasibility agreement. In March 2006, we entered into a multi-compound feasibility study agreement with Novo Nordisk A/S with respect to certain Novo Nordisk therapeutic compounds.

Cytyc Corporation. In July 2003, we entered into an agreement with Cytyc Corporation ("Cytyc") pursuant to which Cytyc acquired patent rights to our Mammary Aspirate Specimen Cytology Test ("MASCT") device. Under the terms of the agreement, we received a license fee from Cytyc in 2003 and reimbursement for the cost of patent maintenance and further patent prosecution if incurred during the term of the agreement. We had the potential to receive additional milestone payments and royalties based on certain conditions; however, as of February 6, 2007, Cytyc notified us that it intends to terminate the license agreement in the near future. Accordingly, no further payments currently are anticipated to be received related to this license agreement. We will evaluate further commercial prospects for this device if such rights are returned.

THERAPEUTIC AREAS

We are engaged in a variety of preclinical and clinical research and development activities to identify and develop viable product candidates. We and our collaboration partners have been developing a diverse portfolio of clinical-stage product candidates for multiple therapeutic areas utilizing our molecular biology-based drug delivery technology. In addition, we have been expanding our RNAi research and development efforts.

The following table summarizes the status of our clinical-stage product candidates at January 31, 2007.

Initial Indication	Product	Clinical Status	Next Steps	Marketing Rights	Delivery Technology/ Intellectual Property
Osteoporosis	Parathyroid Hormone PTH(1 -34) (Peptide)	Phase 2 study ongoing	Additional Phase 2 and pivotal Phase 3 clinical trials	P&G (worldwide) Nastech (certain U.S. co- promotion rights)	Tight junction/patents and applications
Osteoporosis	Calcitonin-salmon (Peptide)	ANDA submitted and accepted for review by the FDA	FDA review of ANDA ongoing	Par Pharmaceutical (U.S.) Nastech (rest of world)	Formulation patent applications
Obesity	PeptideYY(3-36)	Two Phase 1 studies completed in 2006; Phase 1 Rhinitis study ongoing	Phase 2 weight loss study	Nastech	Tight junction/ patents and applications; PYY patents and applications
Diabetes	Insulin	Phase 1 studies ongoing	Phase 2 efficacy study	Nastech	Tight junction patents and applications; insulin applications
Diabetes	Exenatide	Phase 1 studies ongoing	To be determined by Amylin	Amylin	Tight junction patents and applications
Autism	Carbetocin	Phase 1 study ongoing	Phase 2 efficacy study	Nastech	Tight junction patents and applications; carbetocin patent and applications

The following table summarizes the status of our pre-clinical product candidates at January 31, 2007.

Initial Indication	Product	Clinical Status	Next Steps	Marketing Rights	Delivery Technology/ Intellectual Property
Antivirals	RNAi directed against influenza virus	Preclinical	Preclinical safety and efficacy studies	Nastech	MIT and Galenea antiviral patent applications
Inflammation	RNAi directed against TNF-alpha	Preclinical	Preclinical safety and efficacy studies	Nastech	Alnylam patents and applications; delivery and technology patent applications
Various	Undisclosed compounds	Preclinical	Preclinical safety and PK studies	Novo Nordisk	Tight junction patents and applications
Anemia	Undisclosed compounds	Preclinical	Preclinical safety and PK studies	Undisclosed partners	IP applications and patents issued

CLINICAL-STAGE PRODUCT CANDIDATES

Osteoporosis

Osteoporosis is the development of low bone mass that compromises bone strength and increases the risk of bone fracture. According to the U.S. Department of Health and Human Services, Office of the Surgeon General, *2004 Bone Health and Osteoporosis: A Report of the Surgeon General*, "Due primarily to the aging of the population, the prevalence of osteoporosis and low bone mass is expected to increase to 12 million cases of osteoporosis and 40 million cases of low bone mass among individuals over the age of 50 by 2010, and to nearly 14 million cases of osteoporosis and over 47 million cases of low bone mass in individuals over that age by 2020 (National Osteoporosis Foundation 2002). In other words, by 2020 one in two Americans over age 50 is expected to have or to be at risk of developing osteoporosis of the hip; even more will be at risk of developing osteoporosis at any site in the skeleton. One problem in estimating the frequency of osteoporosis is that many individuals may have the disease but [do] not know it." To our knowledge, parathyroid hormone is the only product that has been shown in clinical trials to build bone rather than only slowing its rate of loss. Currently, Lilly's injected Forteo® is the only commercially available PTH(1-34) therapy approved for the treatment of post-menopausal osteoporosis in women as well as osteoporosis in men. Despite the cost and the requirement for daily injections into the thigh or abdomen, Lilly reported $594.3 million in worldwide sales of Forteo® for 2006.

In addition, Novartis' Miacalcin®, an FDA-approved and marketed nasal calcitonin-salmon spray, has been shown to increase spinal bone mass in post-menopausal women with established osteoporosis and is the only osteoporosis treatment specifically labeled to be used for women for whom estrogens are contraindicated. According to Novartis, nasal Miacalcin® had U.S. sales of approximately $199 million in 2006.

Parathyroid Hormone PTH(1-34). PTH(1-34) is part of the naturally occurring human parathyroid hormone that helps regulate calcium and phosphorus metabolism. We have developed a proprietary nasal formulation of PTH(1-34) and, as of January 31, 2007, we have filed seven U.S. patent applications containing an aggregate of 214 claims, and one PCT Application. We are currently in Phase 2 clinical trials in this program and view a potentially non-invasive, nasally delivered alternative to Forteo® as a significant market opportunity.

In January 2006, we entered into the License Agreement with P&G to develop and commercialize our PTH(1-34) nasal spray for the treatment of osteoporosis. Under the terms of the License Agreement, we have granted P&G rights to the worldwide development and commercialization of our PTH(1-34) nasal spray in exchange for an upfront fee, research and development expense reimbursements and the potential for future milestone payments and royalties on product sales. Payments we have already received under the License Agreement include a $10.0 million initial payment upon execution of the License Agreement, which has been recorded as deferred revenue and is being amortized into revenue over the estimated development period, and a $7.0 million milestone payment received and recognized in full as revenue in 2006. In total, milestone payments could reach $577 million over the life of the partnership depending upon the successful completion of specified development, regulatory and commercialization goals. There can be no assurance, however, that any such milestones will be achieved. Under the License Agreement, we are eligible to receive double-digit patent-based royalties, with the rate escalating upon the achievement of certain sales levels.

We will jointly develop our PTH(1-34) nasal spray with P&G and P&G will reimburse us for development activities performed by us under the License Agreement. P&G will assume responsibility for clinical and non-clinical studies and will direct regulatory approval and worldwide sales, marketing and promotion of PTH(1-34) nasal spray, while we will be responsible for the CMC sections of the FDA regulatory submission. In June 2006, we entered into an agreement with P&G to manufacture and supply PTH(1-34) nasal spray for the potential commercialization of this investigational product for the treatment of osteoporosis. Under terms of the supply agreement, we will be the exclusive manufacturer of the PTH(1-34) nasal spray and will manufacture the product and supply it to P&G at a transfer price that includes a manufacturing profit if the product is approved.

In December 2006, we entered into the Amendment to the License Agreement with P&G relating to PTH(1-34). Under the terms of the Amendment, an additional Phase 2 dose ranging study relating to PTH(1-34) has been added to the clinical development program under the License Agreement and is planned to begin in 2007. In addition, the Amendment modifies contractual milestone payment terms under the License

Agreement relating to a $15.0 million milestone payment which we had previously anticipated receiving in 2006. The amended milestone payment terms now require a $5.0 million payment on the initiation of an additional Phase 2 dose ranging study and a $10.0 million payment on the initiation of a Phase 3 clinical study.

Clinical Trial Data. Our clinical program was launched in the second quarter of 2004 and four Phase 1 clinical trials have been completed with PTH(1-34). The first two studies were exploratory Phase 1 studies designed to evaluate the pharmacokinetics of nasally and subcutaneously administered PTH(1-34). The third and fourth studies were pharmacokinetic studies in healthy (generally younger) volunteers and elderly volunteers, respectively. The pharmacokinetic study in healthy volunteers was initiated in July 2005 and results were announced in September 2005. The pharmacokinetic study in elderly volunteers was initiated in September 2005 and results were announced in February 2006. These studies demonstrated the ability to deliver our nasal PTH(1-34) product and provide similar exposure levels to the subcutaneous product, Forteo®. The nasal PTH(1-34) formulation was well-tolerated.

Current Initiatives. In March 2005, we were advised by the FDA that, based on its current interpretation of FDA regulations, we may submit a Section 505(b)(2) application for our PTH(1-34) nasal spray. The 505(b)(2) pathway is a regulatory pathway for certain drugs that are already approved and on the market where patents and/or exclusivity on the product have expired but for which a change in dose, a change in indication, or a change in delivery route is being pursued. Through the 505(b)(2) process, the FDA can use its administrative findings of safety and efficacy of another sponsor's NDA, in this case, Forteo®, to allow us to conduct a limited pre-clinical and clinical program, which we believe will shorten the timeline and reduce the cost for developing the program. Additionally, a complete CMC package will be provided, and once we submit our 505(b)(2) application, the FDA will review it as it does any other application.

We have discussed with the FDA a three-part clinical and non-clinical program to support an NDA for the nasal form of PTH(1-34) for osteoporosis. Part 1 was a non-clinical study in two animal species to evaluate any local irritation in the nasal cavity. This study was initiated at the end of 2005 and has been completed. Part 2 involved pharmacokinetic studies in two populations: healthy subjects and the elderly, both of which have been completed. The third part of the NDA submission is the demonstration of safety and efficacy for our nasal formulation. We have discussed with the FDA a non-inferiority imaging study comparing a nasal PTH(1-34) to injectable PTH(1-34) using bone mineral density ("BMD") at a single skeletal location as the primary endpoint for assessing efficacy of a nasal version of PTH(1-34). Additional studies beyond the studies agreed to for marketing registration may be performed by our partner. Currently Phase 2 studies are being performed by P&G.

Calcitonin-salmon. Calcitonin is a natural peptide hormone produced by the thyroid gland that acts primarily on bone. Bone is in a constant state of remodeling, whereby old bone is removed and new bone is created. Calcitonin inhibits bone resorption. Calcitonin-salmon appears to have actions essentially identical to calcitonins of mammalian origin, but its potency is greater due to a longer duration of action.

Clinical Trial Data. In December 2003, we submitted to the FDA an ANDA for generic calcitonin-salmon nasal spray for the treatment of osteoporosis. As part of the ANDA process, we have conducted a clinical trial and laboratory tests, including spray characterization, designed to demonstrate the equivalence of our product to the reference listed drug, Miacalcin®. In February 2004, the FDA accepted the submission of our ANDA for the product. To date, the FDA has informally communicated to us that it has determined that our nasal calcitonin product is bioequivalent to Miacalcin®, and has also completed Pre-Approval Inspections of both of our nasal spray manufacturing facilities.

Current Initiatives. In July 2006, we received notification from the FDA stating that our ANDA for nasal calcitonin-salmon was not approvable. The FDA expressed a concern relating to the potential for immunogenicity that might result from a possible interaction between calcitonin-salmon and chlorobutanol, the preservative in the formulation. In September 2006, we submitted a response to the FDA's Office of Generic Drugs, which consisted of an extensive comparison of our product with the reference listed drug, Miacalcin®, using multiple analytical and bio-analytical methods. The FDA is actively reviewing this amendment, and has requested additional information. We expect to submit this additional information in the first half of 2007, but we do not know the timeline over which the FDA will review this information, nor can we be sure that our additional information will fully satisfy the FDA's request. If we are not successful at keeping our application as an ANDA, a 505(b)(2) NDA may be pursued or the application may be withdrawn.

In September 2005, a citizen's petition was filed with the FDA requesting that the FDA not approve our ANDA as filed prior to additional studies for safety and bioequivalence. In October 2005, we filed a response requesting that the FDA deny this citizen's petition on the grounds that no additional information is necessary from a scientific or medical basis and that such additional information is not required under the law. We believe this citizen's petition is an effort to delay the introduction of a generic product in this field. In addition, Apotex has filed a generic application for its nasal salmon-calcitonin product with a filing date that has priority over our ANDA for our generic calcitonin-salmon nasal spray. In November 2002, Novartis brought a patent infringement action against Apotex claiming that Apotex's nasal salmon-calcitonin product infringes on Novartis' patents, seeking damages and requesting injunctive relief. That action is still pending. We are unable to predict what, if any, effect the Novartis action will have on Apotex's ability or plans to commence marketing its product. At this time, we are not able to determine whether the citizen's petition will delay the FDA's approval of our ANDA, how the Apotex filing priority will be resolved, or when, if at all, our calcitonin product will receive marketing approval from the FDA.

Obesity

Obesity is a chronic condition that affects millions of people worldwide and often requires long-term or invasive treatment to promote and sustain weight loss. According to recent estimates from the NIH, nearly two-thirds of U.S. adults are overweight and of those, nearly one-third are obese. Obesity among adults has doubled in the past two decades. Research studies have shown that obesity increases the risk of developing a number of adverse conditions, including type 2 diabetes, hypertension, coronary artery disease, ischemic stroke, colon cancer, post-menopausal breast cancer, endometrial cancer, gall bladder disease, osteoarthritis and obstructive sleep apnea. Currently-marketed prescription drugs for the treatment of obesity that we believe to be the principal competitors in this market include Xenical® from F.Hoffman-La Roche Ltd. ("Roche"), Meridia® from Abbott Laboratories ("Abbott"), and a number of companies' generic and branded phentermines. Industry reports indicate that combined worldwide sales of Meridia® and Xenical® total approximately $900 million in 2006. We believe that if more efficacious products are developed, it is possible that the market for anti-obesity treatments could grow significantly.

Peptide YY(3-36). Peptide YY("PYY"), a high-affinity Y2 receptor agonist, may represent a new approach to the treatment of obesity. This hormone is naturally produced in the abdomen by specialized endocrine cells in proportion to the caloric content of a meal and is believed to reduce food intake by modulating appetite responses in the hypothalamus. Results from a study conducted by Dr. Stephen R. Bloom and colleagues published in *The New England Journal of Medicine* (September 4, 2003, Volume 349, Number 10, Pages 941-948), found that obese subjects had lower levels of pre-meal PYY than non-obese subjects, that obese subjects produced less PYY in response to eating, and that when PYY was administered before a meal, obese subjects ate approximately 30% fewer calories. Taken together, these findings suggest that PYY deficiency may contribute to the pathogenesis of obesity and that PYY supplementation may have therapeutic benefit. The study further demonstrated a 16.5% calorie reduction in obese subjects for the 24-hour period following a single intravenous injection of PYY, based on diary recorded food intake. We have developed a proprietary nasal formulation of PYY and have filed patent applications containing over 364 claims in the U.S. and 42 other countries. This includes nine Nastech and six in-licensed U.S. applications, 42 Nastech and 28 in-licensed foreign applications and three Nastech and one in-licensed PCT Applications in which all countries were designated.

We believe we possess a broad and effective PYY IP estate, which includes:

- an exclusive license to the Cedars-Sinai patent estate secured in May 2004 containing the only issued patents directed to the use of PYY or functional analogs to induce satiety;

- our acquisition of exclusive worldwide rights to the PYY patent applications within the field of nasal administration, licensed from Imperial College Innovations and Oregon Health Sciences University through Thiakis, Ltd.; and

- our acquisition of exclusive licenses to six issued U.S. patents and two pending U.S. applications, and one pending PCT application from the University of Cincinnati related to second generation PYY analogs that have produced weight loss in animal experiments.

Clinical Trial Data. Prior to our collaboration with Merck, we completed three Phase 1 trials involving PYY, each designed to answer specific dosing, scheduling and tolerance questions. We enrolled over 60 subjects and administered over 900 doses of PYY or matching placebo in these studies.

An undisclosed additional number of subjects were enrolled and received PYY in a proof of concept clinical trial initiated by Merck in 2005. The placebo-controlled, double-blind, multi-center trial was conducted in obese patients and was intended to provide evidence of a clinical response, namely weight loss, at the two active doses tested and to generate safety data. Merck's conclusion, based on the trial, was that our nasal formulation of PYY did not demonstrate adequate efficacy. The strategic collaboration with Merck was terminated in March 2006. We believe the data received from Merck indicates that our formulation is capable of delivering PYY via nasal administration to the blood stream with an acceptable nasal safety profile.

In December 2006, we announced results from a dose ranging study designed to evaluate the pharmacokinetic parameters, appetite, food intake and safety of various doses of our proprietary PYY(3-36) nasal spray in obese subjects. The study was a double blind, cross-over clinical trial of multiple doses of PYY(3-36) nasal spray in 24 obese subjects with a Body Mass Index of 30 to 40 . The study included intravenous (IV) PYY and placebo treatment arms. The purpose of the intravenous arms was to confirm the pharmacodynamics of IV PYY, which in prior publications demonstrated an approximate 30% reduction of caloric intake at the following meal. Subjects were randomized to each treatment arm with approximately one week between treatments. The trial demonstrated that (i) our PYY nasal spray produced a statistically significant treatment effect that varied with dose, (ii) our PYY(3-36) nasal spray was well tolerated in this study, with side effects similar to previous studies, and (iii) that IV PYY administered over 90 minutes produced a reduction in calorie intake similar to prior published study results.

The study identified doses for a long-term Phase 2 efficacy and safety clinical trial. We intend to undertake an additional Phase 2 clinical trial and, thereafter, to seek a new commercial partnership for PYY(3-36) with a major pharmaceutical company that has a strong presence in metabolic diseases and that is capable of late-stage clinical development and worldwide commercialization.

Diabetes

According to the American Diabetes Association ("ADA"), National Diabetes Fact Sheet, 2005, approximately 21 million people have diabetes and 1.5 million additional people are diagnosed with diabetes every year. Type 2 diabetes accounts for an estimated 90 to 95 percent of diabetics and complications can include cardiovascular disease, kidney disease, blindness as well as nervous system disease. Injectable insulin has been used to treat diabetes since the early 1920s and continues to be the definitive treatment for diabetes worldwide. The ADA estimates total direct and indirect economic cost related to diabetes in 2002 to be approximately $132 billion annually in the U.S.

Insulin. Proteins and peptides such as insulin are typically delivered by injection because they cannot be delivered orally without being degraded in the stomach. Nasal administration of insulin could present a patient friendly alternative to the multiple daily injections required to control diabetes. We believe, although there can be no assurance, that a rapid-acting insulin delivered via the nasal route could offer diabetics a new option for prandial, or meal-time, insulin. A rapidly acting nasal insulin may have a unique value proposition compared with other insulin formulations on the market, especially in type 2 patients who have adequate insulin reserves but a slow post-meal insulin response. Moreover, a nasal formulation of insulin may allow the ability to adjust the insulin dose during a meal. Finally, a nasal dosage form of insulin would avoid the possible pulmonary side effects associated with inhalation of insulin while potentially broadening the applicable patient populations, increasing patient compliance and improving disease management.

Development Status. In December 2006, we announced results from a placebo-controlled, dose-escalation, cross-over Phase 1 study of our proprietary insulin nasal spray formulations, NovoLog® insulin aspart (rDNA origin) injection and Exubera® (insulin human [rDNA origin]) Inhalation Powder, in healthy subjects.

With respect to time to maximum plasma level for insulin (or Tmax), the three nasal doses had Tmax values of 16 to 19 minutes and were the fastest compared to the rapid-acting insulin aspart injection and inhaled insulin. With respect to plasma insulin levels, rapid-acting insulin aspart injection had the highest concentration, followed by the three nasal formulations, with inhaled insulin having the lowest. With respect to the extent of absorption, rapid-acting insulin aspart injection had the greatest total exposure (or AUClast), with the highest dose of three nasal formulations next, followed by the inhaled insulin and then the lowest doses of two nasal spray formulations.

We plan to conduct additional formulation work to increase both bioavailability and the duration of effect and will continue to develop insulin nasal spray based on its potential to become a safe and effective non-invasive insulin therapy for diabetes.

Exenatide. Exenatide is in a class of medicines known as incretin mimetics, and is marketed by Amylin and Lilly under the trade name Byetta® exenatide injection. Exenatide improves blood sugar control by lowering both post-meal and fasting glucose levels leading to better long-term control as measured by hemoglobin A1C. Exenatide does this through several actions, including the stimulation of insulin secretion only when blood sugar is high and by restoring the first-phase insulin response, an activity of the insulin-producing cells in the pancreas that is lost in patients who have type 2 diabetes. Exenatide is currently delivered by a twice-per-day injection.

Development Status. In June 2006, we entered into an agreement with Amylin to develop a nasal spray formulation of exenatide for the treatment of type 2 diabetes. Preclinical studies of the formulation have been completed in preparation for initiating studies in human subjects. Amylin began clinical trials in the third quarter of 2006. We believe a nasal dosage form of exenatide would potentially increase patient compliance and improve disease management.

Autism

According to the U.S. Centers for Disease and Control, autism is one of a group of disorders known as autism spectrum disorders ("ASDs"). ASDs are developmental disabilities that cause substantial impairments in social interaction and communication and the presence of unusual behaviors and interests. Many people with ASDs also have unusual ways of learning, paying attention and reacting to different sensations. The thinking and learning abilities of people with ASDs can vary from gifted to severely challenged. An ASD begins before the age of 3 and lasts throughout a person's life. Approximately one in 150 children has an ASD by eight years of age.

There is no single best treatment for all children with ASD. One point that most professionals agree on is that early intervention is important; another is that most individuals with ASD respond well to highly structured, specialized programs. Medications are often used to treat behavioral problems such as, aggression, self-injurious behavior and severe tantrums, which keep the person with ASD from functioning more effectively at home or school. The medications used are those that have been developed to treat similar symptoms in other disorders.

Carbetocin. Carbetocin is a long-acting analog of oxytocin, a naturally produced hormone. At the American College of Neuropsychopharmacology's Annual Meeting on December 4, 2006, researchers from the Mt. Sinai School of Medicine reported that oxytocin significantly reduced repetitive behavior associated with adult autism when administered intravenously.

Development Status. In 2007, a Phase 1 dose-escalation study was initiated in healthy volunteers to evaluate the pharmacokinetics, bioavailability and safety of our carbetocin nasal spray. If this study demonstrates appropriate product characteristics, further pre-clinical and clinical work will be undertaken with the goal to evaluate efficacy in adult patients affected with ASDs.

PRE-CLINICAL PRODUCT CANDIDATES

Antiviral

According to the World Health Organization ("WHO"), in a typical year, influenza infects 5% to 15% of the world's population, resulting in 250,000 to 500,000 deaths. The WHO and the U.S. Centers for Disease Control and Prevention are concerned about the potential for a major global pandemic, such as the 1918 "Spanish flu" in which up to 40 million people may have died worldwide. Pandemic flu emerges from a sudden change in the influenza virus resulting in a new flu strain, against which there is no immunity. Vaccines currently represent the mainstay of flu prevention, but vaccines have two key limitations. First, they are developed against individual, known strains of flu and therefore may not be effective against new flu strains. Second, vaccines are produced using a lengthy process requiring incubation in chicken eggs, thus vaccine against a new flu strain will take months or years to stockpile. Antiviral medications approved to treat influenza have the potential drawback that influenza virus strains can become resistant to one or more of these medications. The potential advantage of RNAi antiviral therapeutics is that siRNAs can be targeted against the so-called "conserved regions" of the influenza virus. This means that an RNAi therapeutic would be expected to be effective against all strains of flu, whether new or old. As a result, stockpiling of an effective RNAi treatment is possible in advance of a global influenza pandemic. In addition to a potential role in a pandemic flu outbreak, RNAi therapeutics could serve as a treatment for the more common seasonal flu, which as noted above results in significant hospitalization and death.

Pre-clinical Development Status. Small interfering RNAs specific for conserved regions of influenza viral genes have been developed. These siRNAs target multiple influenza strains and show high activity with low likelihood of developing drug resistance. Direct-to-lung administration of candidate siRNAs has exhibited significant reduction of virus production in animal models. Development of broad spectrum siRNAs and delivery formulations suitable for human use may provide an effective new therapeutic approach for pandemic flu.

Inflammation

RNAi technology is a promising approach for the development of a new class of therapeutics potentially for a variety of major diseases, including inflammation. We believe that using a specific siRNA to inhibit the expression of certain cytokines, for example TNF-alpha, which plays an important role in pathological inflammation, may be an effective treatment for rheumatoid arthritis. TNF-alpha also may play an important role in insulin resistance contributing to obesity and type2 diabetes, asthma and inflammation associated with cardiovascular disease. Reduction or elimination of TNF-alpha production by siRNA for the treatment of rheumatoid arthritis may have several therapeutic and safety advantages over inhibition of TNF-alpha activity with antibodies or soluble receptors, including higher specificity, lower immunogenicity and potentially greater disease modification.

Pre-clinical Development Status. We have screened numerous siRNA candidates targeting human TNF-alpha in cells derived from normal human donors. Five siRNAs that showed the highest potency were optimized for chemical stability and favorable pharmacological and safety properties. In collaboration with the Mayo Clinic, the ability to knock-down levels of TNF-alpha also was verified in cells from patients with active rheumatoid arthritis. Additional pre-clinical activities are continuing.

DRUG DELIVERY TECHNOLOGIES

We are focused on improving the delivery of therapeutically important peptide, protein and oligonucleotide (the category of molecules of which siRNAs are a member) drugs to their sites of action. Tight junctions that affect tissue permeation appear to be regulated by membrane and intracellular processes that control the dynamic behavior of the junctional complexes that join cells together to form a barrier to drug transport. These same mechanisms may be exploited to affect the uptake of RNAi-based drugs into cells. This has allowed us to leverage our tight junction knowledge, technical approach and formulation compound libraries used to modulate the membrane-based connections between cells to enhance the delivery of RNAi-based drugs into cells.

Tight Junction Technology. We focus on molecular-biology based drug delivery, which involves the use of gene cloning, high throughput tissue culture screening, phage display selection, gene function analysis by RNAi knockdown, and peptide synthesis to analyze the structure and function of tight junctions responsible for regulating drug passage through tissue barriers. These techniques are used to create novel formulation components or excipients that transiently modulate or open tight junctions and thereby allow therapeutic drugs to reach the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including epithelial and endothelial layers of the nasal mucosa, the gastrointestinal surface, and the blood brain barrier. They function to provide barrier integrity and to regulate the transport and passage of therapeutic drugs across these natural boundaries by way of specific membrane and cellular-based pathways (*Johnson PH and Quay SC (Nastech Pharmaceutical Co.). Advances in nasal delivery through tight junction biology. Expert Opinion Drug Delivery.*

(2005) 2(2):281-298). Tight junctions consist of proteins, such as claudins, occludin and junctional adhesion molecules that are anchored in the membranes of two adjacent cells and interact with each other to hold the cells together and prevent other molecules from passing between them. As part of the body's normal activity, tight junctions selectively open and close in response to various signals inside and outside of cells allowing the passage of large molecules or even entire cells across the tight junction barrier.

Tight junctions are found in all tissues, but the tight junctions containing tissues that are of particular relevance to drug delivery are found in nasal tissue, intestinal tissue, blood vessels and the blood-brain barrier. The blood-brain barrier is a specialized layer of endothelial cells that line the inner surface of blood vessels in the brain, which excludes many drugs from passing into the brain. Drugs, particularly those utilizing large molecules, need to pass through these tissue barriers in order to get to their sites of action.

The goal of our tight junction biology program is to understand the structure and function of these tissue barriers and to identify active compounds that can transiently open the tight junction, thus permitting drugs to pass through. We have genetically engineered and produced many of the key tight junction proteins and are using them as targets to identify peptides and small molecules, including lipids, which can significantly improve drug delivery by temporarily opening these tight junctions. We call such peptides and small molecules "tight junction modulators." We have made progress in the identification of small peptide-based tight junction modulators as well as new classes of low molecular weight lipids that rapidly and reversibly alter tight junction permeability, a key factor in enhancing paracellular drug transport.

By improving our understanding of the structure and function of tight junctions in the nasal epithelial barrier, we expect to continue to make significant improvements in the delivery of both small and large molecules for an increasing number of therapeutic applications. We believe our nasal drug delivery technology offers advantages over injectable routes for the administration of large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy and increased patient compliance due to the elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our nasal drug delivery technology offers advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects like nausea and vomiting and improved effectiveness by avoiding problems relating to gastrointestinal and liver metabolism.

Through our tight junction technology, we have identified compounds that directly and specifically affect the tight junctions between cells in the nasal tissues in a manner mimicking natural processes (for example, the effects are reversible) and result in increasing drug permeability through the tight junction barrier. Based on these approaches, we have developed formulations for improving the delivery of promising new classes of drugs or drug candidates, such as PYY for the treatment of obesity, PTH(1-34) for the treatment of osteoporosis, and insulin for the treatment of diabetes.

We believe our tight junction technology has significant potential applications outside of nasal drug delivery, particularly for improving oral drug delivery (through the oral mucosa or gastrointestinal tract), intravenous drug delivery (through blood vessel walls into tissues), and drug delivery through the blood brain barrier (through the blood vessel walls to the brain) for the treatment of diseases. All of these tissue barriers have tight junctions which, although distinct, have properties in common that we believe can be manipulated by the technology we are developing.

Intracellular Delivery of RNAi-Based Therapeutics. We are also applying our drug delivery technology to a promising new class of therapeutics based on RNAi. Small interfering RNAs are double-stranded RNA molecules that are able to silence a specific gene and reduce the amount of the protein produced by the target gene. The application of RNAi requires the ability to deliver RNAi-based therapeutics inside the cells where the target proteins are produced. We have established a research and development program to enhance delivery of this potential new class of therapeutic drugs. We believe this program will benefit significantly from our expertise in molecular biology and the family of novel delivery peptides we have developed.

Pre-clinical Development Status. We have performed a systematic analysis of the ability of different structural classes of peptides to translocate across cell membranes and deliver siRNA into cells. Numerous peptides have been screened for uptake and knockdown efficiency of siRNA and we have identified what we believe to be several promising development candidates. We have presented data at recent scientific conferences indicating that the combination of our siRNA sequences with our delivery peptides is capable of achieving systemic siRNA delivery.

Feasibility Studies. To expand our product portfolio, we engage in a variety of pre-clinical initiatives, alone and with partners, to explore the range of potential therapeutic applications of our tight junction technology. Certain of these initiatives include funded feasibility studies in which our tight junction drug delivery technology is combined with already-approved therapeutics, or product candidates currently in development, to determine if formal pre-clinical trials are warranted. We are currently participating in three external feasibility studies with two different partners, including a multi-compound feasibility study with Novo Nordisk A/S with respect to certain undisclosed Novo Nordisk therapeutic compounds and an injected compound for the treatment of anemia with an undisclosed partner, to evaluate the development of proprietary formulations for nasal delivery. Feasibility studies, typically lasting approximately one year, allow us to efficiently evaluate opportunities in which our tight junction technology may provide either us or a partner with a product that has improved therapeutic and commercial promise.

Other Drug Delivery Technologies. Other expertise that we utilize in identifying and developing product candidates include:

- experience in stabilizing liquid formulations;
- knowledge of physical properties of nasal sprays;
- experience with pro-drug selection to improve biological properties;
- experience with counter ion selection to increase drug solubility;
- correlations between in vitro and in vivo nasal delivery models; and
- manufacturing know-how;

MANUFACTURING

We currently plan to formulate, manufacture and package all of our products in two facilities. We have a commercial manufacturing facility with approximately 10,000 square feet and a warehouse with approximately 4,000 square feet in Hauppauge, New York, with manufacturing capacity of approximately six million product units per year, and we have a commercial manufacturing facility of approximately 20,000 square feet at our corporate headquarters in Bothell, Washington. The manufacturing capability of our combined facilities will be approximately 60 million product units per year.

The process for manufacturing our pharmaceutical products is technically complex, requires special skills and must be performed in a qualified facility in accordance with current good manufacturing practices ("cGMP") of the FDA. We have expanded our commercial manufacturing facilities to meet anticipated manufacturing commitments. There is sufficient room for further development of additional capacity at our Bothell facility that would increase our manufacturing capacity to accommodate additional products under development or meet additional requirements under various supply agreements. We anticipate that full development of this site, including possible new construction on the surrounding property, can accommodate our capacity requirements for the foreseeable future. However, no assurance can be given that we will have the financial resources necessary to adequately expand our manufacturing capacity if and when the need arises.

Raw materials essential to our business are generally readily available from multiple sources. However, certain raw materials and components used to manufacture our products, including essential pharmaceutical ingredients and other critical components, are available from limited sources. For example, our ANDA for generic calcitonin-salmon nasal spray includes an active pharmaceutical compound supplied by one supplier.

SALES AND MARKETING

We plan to market our FDA-approved products either on our own or through co-promotion, licensing or distribution arrangements with collaboration partners. We believe our current approach allows us maximum flexibility in selecting the optimal sales and marketing method for each of our products. We believe this strategy will enable us to limit our commitment of the considerable resources that would be required to develop a substantial sales and marketing organization unless and until we determine that creation of a sales force will generate significant incremental results for a specific product. As of January 31, 2007, we had six personnel dedicated to business development and marketing, and we plan to hire additional staff as needed to support our growth.

COLLABORATION PARTNERS

We generate substantially all of our revenue from license and research fees. Approximately 68%, 48% and 13% of our revenue in 2004, 2005 and 2006, respectively, related to our agreement with Merck, which was terminated in March 2006. In 2006, our dependency on certain key customers increased. P&G accounted for approximately 77% of our total revenue in 2006.

RESEARCH AND DEVELOPMENT

Our research and development personnel are organized into functional teams that include pharmacology and toxicology, chemistry, formulation, cell biology, bioinformatics and project management. We manage our research and development activities from our headquarters in Bothell, Washington and our facility in Hauppauge, New York. We anticipate that we will continue to invest in research and development for the foreseeable future, and we anticipate that our research and development costs will continue to increase. Our research and development expenditures totaled approximately $21.1 million in 2004, $30.3 million in 2005 and $43.2 million in 2006.

PROPRIETARY RIGHTS AND INTELLECTUAL PROPERTY

We rely primarily on patents and contractual obligations with employees and third parties to protect our proprietary rights. We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications in the U.S. and certain foreign countries. As of January 31, 2007, we had 21 issued or allowed U.S. patents and 97 pending U.S. patent applications, including provisional patent applications. When appropriate, we also seek foreign patent protection and as of January 31, 2007, we had 15 issued or allowed foreign patents, and 199 pending foreign patent applications.

The following table summarizes our pending and issued patents as of January 31, 2007:

Pending	
Nastech	
U.S.	90
Foreign	141
PCT	17
Exclusive In-licensed(1)	
U.S.	7
Foreign	40
PCT	1
Total pending	296
Issued	
Nastech	
U.S.	14
Foreign	11
Exclusive In-Licensed(1)	
U.S.	7
Foreign	4
Total issued	36
Total cases	332

(1) Does not include undisclosed proprietary technologies that are the subject of our license agreements with Alnylam, City of Hope or the Carnegie Institution.

Our patents and patent applications are directed to compositions of matter, formulations, methods of use and/or methods of manufacturing, as appropriate. Our financial success will depend in large part on our ability to:

- obtain patent and other proprietary protection for our intellectual property;
- enforce and defend patents once obtained;
- operate without infringing the patents and proprietary rights of third parties; and
- preserve our trade secrets.

GOVERNMENT REGULATION

Government authorities in the U.S. and other countries extensively regulate the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing, among other things, of drugs and biologic products. All of our product candidates are either drug or biologic products, except for our MASCT device, which is a medical device and also is extensively regulated.

In the U.S., the FDA regulates drug and biologic products under the Federal Food, Drug and Cosmetic Act (the "FDCA"), and implementing regulations thereunder, and other laws, including, in the case of biologics, the Public Health Service Act. Failure to comply with applicable U.S. requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecutions.

Before our drug and biologic products may be marketed in the U.S., each must be approved by the FDA. None of our product candidates, except for our Nascobal® nasal gel and our Nascobal® nasal spray, has received such approval. The steps required before a novel drug or a biologic product may be approved by the FDA include pre-clinical laboratory and animal tests and formulation studies; submission to the FDA of an Investigational New Drug Exemption ("IND") for human clinical testing, which must become effective before human clinical trials may begin; adequate and well-controlled clinical trials to establish the safety and effectiveness of the product for each indication for which approval is sought; submission to the FDA of an NDA, in the case of a drug product, or a Biologics License Application ("BLA"), in the case of a biologic product; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug or biologic product is produced to assess compliance with cGMP; and FDA review and approval of an NDA or BLA.

Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions, such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. Once an IND is in effect, each clinical trial to be conducted under the IND must be submitted to the FDA, which may or may not allow the trial to proceed.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified physician-investigators and healthcare personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety and the safety and effectiveness criteria, or end points, to be evaluated. Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board or Ethics Committee before it can begin. Phase 1 usually involves the initial administration of the investigational drug or biologic product to people to evaluate its safety, dosage tolerance, pharmacodynamics and, if possible, to gain an early indication of its effectiveness. Phase 2 usually involves trials in a limited patient population, with the disease or condition for which the test material is being developed, to evaluate dosage tolerance and appropriate dosage; identify possible adverse side effects and safety risks; and preliminarily evaluate the effectiveness of the drug or biologic for specific indications. Phase 3 trials usually further evaluate effectiveness and test further for safety by administering the drug or biologic candidate in its final form in an expanded patient population. We cannot be sure that Phase 1, Phase 2 or Phase 3 clinical trials will be completed successfully within any specified period of time, if at all. Further, we, our product development partners, or the FDA may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk or are obtaining no medical benefit from the test material.

Assuming successful completion of the required clinical testing, the results of the pre-clinical trials and the clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facilities at which the product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the NDA or BLA is not acceptable, the FDA may outline the deficiencies in the NDA or BLA and often will request additional information. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes or additional labeling claims are subject to further FDA review and approval. Post-approval marketing of products in larger patient populations than were studied during development can lead to new findings about the safety or efficacy of the products. This information can lead to a product sponsor or the FDA requiring changes in the labeling of the product or even the withdrawal of the product from the market. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.

Some of our product candidates may be eligible for submission of applications for approval that require less information than the NDAs described above. The FDA may approve an ANDA if the product is the same in important respects as a listed drug, such as a drug with an effective FDA approval, or the FDA has declared it suitable for an ANDA submission. ANDAs for such generic drugs must generally contain the same manufacturing and composition information as NDAs, but applicants do not need to submit pre-clinical and often do not need to submit clinical safety and effectiveness data. Instead they must submit studies showing that the product is bioequivalent to the listed drug. Drugs are bioequivalent if the rate and extent of absorption of the drug does not show a significant difference from the rate and extent of absorption of the listed drug. Conducting bioequivalence studies is generally less time-consuming and costly than conducting pre-clinical and clinical trials necessary to support an NDA. We have submitted an ANDA for calcitonin that is currently pending before the FDA, and we may be able to submit ANDAs for other product candidates in the future.

The Food, Drug and Cosmetics Act ("FDCA") provides that ANDA reviews and/or approvals will be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which FDA will not approve, and may not even review, the ANDA. If the listed drug is claimed by an unexpired patent that the NDA holder has listed with the FDA, the ANDA applicant must certify in a so-called paragraph IV certification that the patent is invalid, unenforceable or not infringed by the product that is the subject of the ANDA. If the holder of the NDA sues the ANDA applicant within 45 days of being notified of the paragraph IV certification, the FDA will not approve the ANDA until the earlier of a court decision favorable to the ANDA applicant or the expiration of 30 months. Also, in circumstances in which the listed drug is claimed in an unexpired listed patent and the patent's validity, enforceability or applicability to the generic drug has been challenged by more than one generic applicant, ANDA approvals of later generic drugs may be delayed until the first applicant has received a 180-day period of market exclusivity. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances until the FDA acts on one or more ANDA applications. We do not believe there is market exclusivity associated with the listed version of calcitonin and we have not been sued by the patent holder in connection with our ANDA for calcitonin, but our ANDA approval could be delayed by exclusivity awarded to the "first-to-file" ANDA applicant.

Some of our drug products may be eligible for approval under the Section 505(b)(2) approval process. Section 505(b)(2) applications may be submitted for drug products that represent a modification of a listed drug (e.g., a new indication or new dosage form) and for which investigations other than bioavailability or bioequivalence studies are essential to the drug's approval. Section 505(b)(2) applications may rely on the FDA's previous findings for the safety and effectiveness of the listed drug as well as information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. Preparing Section 505(b)(2) applications is also generally less costly and time-consuming than preparing an NDA based entirely on new data and information. The FDA's current regulations governing Section 505(b)(2) or its current working policies, based on its interpretation of those regulations (whether the regulation is changed or not), may change in such a way as to adversely impact our current or future applications for approval that seek to utilize the Section 505(b)(2) approach to reduce the time and effort required to seek approval. Such changes could result in additional costs associated with additional studies or clinical trials and delays. Like ANDAs, approval of Section 505(b)(2) applications may be delayed because of market exclusivity awarded to the listed drug or because patent rights are being adjudicated.

In addition, regardless of the type of approval, we and our partners are required to comply with a number of FDA requirements both before and after approval. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in all areas of regulatory compliance, including production and quality control to comply with cGMP. In addition, discovery of problems, such as safety problems, may result in changes in labeling or restrictions on a product manufacturer or NDA/ BLA holder, including removal of the product from the market.

Our MASCT device that we have licensed to Cytyc is a medical device that requires FDA authorization before it may be marketed. As noted above, we expect this license to be terminated in the near future. Medical devices may be marketed pursuant to an approved Pre-Market Approval Application ("PMA"), or pursuant to a clearance under Section 510(k) of the FDCA. Obtaining a PMA involves generally the same steps as obtaining an NDA or BLA. Obtaining a 510(k) generally, but not always, requires the submission of less, but still substantial, performance, manufacturing and other information. Our MASCT device has been cleared for marketing under Section 510(k). In addition, medical devices are subject to pre- and post-approval and clearance requirements similar to those that apply to drugs and biologics.

COMPETITION

Competition in the drug industry is intense. Although we are not aware of any other companies that have the scope of proprietary technologies and processes that we have developed, there are a number of competitors who possess capabilities relevant to the drug delivery field. In particular, we face substantial competition from companies pursuing the commercialization of products using nasal drug delivery technology, such as Archimedes Pharma Limited, Intranasal Technology, Inc., Aegis Therapeutics, Bentley Pharmaceuticals, Inc. and Innovative Drug Delivery Systems (a wholly-owned subsidiary of Intrac, Inc.). Established pharmaceutical companies, such as AstraZeneca and GlaxoSmithKline plc, also have in-house nasal drug delivery research and development programs that have successfully developed products that are being marketed using nasal drug delivery technology. We also face indirect competition from other companies with expertise in alternate drug delivery technologies, such as oral, injectable, patch-based and pulmonary administration. These competitors include Alza Corporation (a division of Johnson & Johnson), Alkermes, Nektar Therapeutics, SkyePharma, Unigene Inc. ("Unigene"), Neose Technologies, Inc., Generex Biotechnology Corporation and Emisphere Technologies, Inc. ("Emisphere"). Many of our competitors have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, and established collaborative relationships with pharmaceutical companies. Our competitors, either alone or with their collaboration partners, may succeed in developing drug delivery technologies that are similar or preferable in effectiveness, safety, cost and ease of commercialization, and our competitors may obtain IP protection or commercialize competitive products sooner than we do.

Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the drug delivery field or secure protection that we may need for development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

Even if we are able to develop products and then obtain the necessary regulatory approvals, our success depends to a significant degree on the commercial success of the products developed by us and sold, or distributed by our collaboration partners. If our product candidates obtain the necessary regulatory approvals and become commercialized, they will compete with the following products already in the market or currently in the development stage:

Osteoporosis. Pharmaceutical treatments for osteoporosis include bisphosphonates, such as P&G/sanofi-aventis' Actonel® (risedronate) and Merck's Fosamax® (alendronate), and selective estrogen receptor modulators, such as Lilly's Evista® (raloxifene). If commercialized, our nasal PTH(1-34) will also compete directly with Lilly's Forteo® (teriparatide), an FDA-approved injectable parathyroid hormone. Additional competition could come from development candidates, such as an inhaled form of PTH(1-34) currently being developed by Alkermes/Lilly, or Ostabalin-C, another PTH derivative currently in clinical development by Zelos Therapeutics, Inc. Further competition to PTH may include AMG-162, an investigational monoclonal antibody against the RANK Ligand from Amgen Inc., currently in Phase 3 trials. Our generic calcitonin-salmon nasal spray to be manufactured by us and distributed by Par Pharmaceutical will compete with Novartis' Miacalcin® (nasal calcitonin-salmon) and Unigene Inc.'s Fortical®, as well as development candidates such as oral PTH(1-34) and oral calcitonin under development by Emisphere. Novartis may introduce an authorized generic version through Sandoz US, its wholly-owned subsidiary, and Apotex has filed a generic application of nasal salmon-calcitonin.

Obesity. Products approved by the FDA for the treatment of obesity include: Roche's Xenical® (orlistat), GlaxoSmithKline's Alli™ (orlistat), Abbott's Meridia® (sibutramine) and the generic phentermine. In addition, there are other products currently in development for the treatment of obesity, including Acomplia® (rimonabant) by sanofi-aventis, PEGylated PYY by Pfizer Inc., injectable PYY by Amylin and oral PYY by Emisphere. Acomplia®, an oral formulation, was approved as a therapeutic for obesity by the European Agency for the Evaluation of Medicinal Products during 2006 and is currently under review by the FDA. In February 2007, the FDA approved a low-dose version of orlistat for over-the-counter use by overweight adults in connection with a reduced-calorie, low-fat diet.

Type 2 Diabetes. We entered into an agreement in 2006 with Amylin for the development and commercialization of exenatide, an injectable incretin mimetic for type 2 diabetics that Amylin currently markets with Lilly in the U.S. as Byetta®. Should a nasal exenatide reach the market, it would compete directly with Byetta®, and may also compete with an injectable sustained-release formulation of exenatide currently in development by Amylin in conjunction with Alkermes. Other competition could include DPP4 inhibitors, such as the recently-approved sitagliptin, marketed as Januvia™ by Merck, or other GLP-1 mimetics, such as Novo Nordisk's liraglutide, currently in Phase 3 clinical development.

RNAi. Currently, there are two key competitors in the RNAi space. Alnylam is a competitor as well as a collaborator. We currently compete with Alnylam directly in the area of respiratory viral RNAi. Alnylam has programs in both Respiratory Syncytial Virus (RSV) infection and influenza. While we compete with Alnylam on these respiratory viral programs, we have also collaborated to exclusively license key IP from Alnylam in support of our TNF-alpha RNAi program. With the acquisition of Sirna Therapeutics, Inc. ("Sirna") by Merck, we will now compete with Merck for access to key IP and technology in the field of therapeutic RNAi. As with our current TNF-alpha collaboration with Alnylam, there will be future opportunities for strategic collaborations with a number of other competing companies in various areas of the RNAi field, including additional opportunities with Alnylam, Merck, Dharmacon, Inc. (a wholly-owned subsidiary of Thermo Fisher Scientific, Inc.), other small companies, and educational institutions. Such collaborations and competitive situations will be driven by licensing of key technology in the RNAi field as it is developed and becomes available for license. One such example includes our license obtained in November 2006 from the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer substrate IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to Dicer substrates directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We believe this IP and technology could provide significant commercial and therapeutic advantages for us in this field, by enabling the use of 25 to 30 base pair RNA duplexes designed to act as substrates for processing by the cells' natural activities.

PRODUCT LIABILITY

Testing, manufacturing and marketing products involves an inherent risk of product liability attributable to unwanted and potentially serious health effects. To the extent we elect to test, manufacture or market products independently, we will bear the risk of product liability directly. We currently have product liability insurance coverage in the amount of $20.0 million per occurrence and a $20.0 million aggregate limitation, subject to a deductible of $10,000 per occurrence.

EMPLOYEES

As of January 31, 2007, we had 197 full-time employees, of which 160 were engaged in research and development, six were engaged in sales and marketing, and the others were engaged in administration and support functions. None of our employees is covered by a collective bargaining agreement.

AVAILABLE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or e-mail the SEC at publicinfo@sec.gov for more information on the operation of the public reference room. Our SEC filings are also available at the SEC's website at http://www.sec.gov. Our Internet address is http://www.nastech.com. There we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to the SEC.

ITEM 1A. *Risk Factors.*

We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, operating results and financial position could be harmed.

Risks Related to our Financial Position and Need for Additional Capital

We do not generate operating income and will require additional financing in the future. If additional capital is not available, we may have to curtail or cease operations.

Our business currently does not generate the cash that is necessary to finance our operations. We incurred net losses of approximately $28.6 million in 2004, $32.2 million in 2005 and $26.9 million in 2006. Subject to the success of our development programs and potential licensing transactions, we will need to raise additional capital to:

- research and development;
- develop and commercialize our product candidates;
- enhance existing services;
- respond to competitive pressures; and
- acquire complementary businesses or technologies.

Our future capital needs depend on many factors, including:

- the scope, duration and expenditures associated with our research and development programs;
- continued scientific progress in these programs;
- the outcome of potential licensing transactions, if any;
- competing technological developments;
- our proprietary patent position, if any, in our products; and
- the regulatory approval process for our products.

We may seek to raise necessary funds through public or private equity offerings, debt financings or additional strategic alliances and licensing arrangements. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. If adequate funds are not available, we may have to delay, reduce or eliminate one or more of our research or development programs and reduce overall overhead expenses. These actions would likely reduce the market price of our common stock.

We have not been profitable on an annual basis for ten years, and we may never become profitable.

We have incurred net losses in each of the past ten years. As of December 31, 2006, we had an accumulated deficit of approximately $142.5 million and expect additional losses in the future as we continue our research and development activities.

The process of developing our products requires significant research and development efforts, including basic research, pre-clinical and clinical development, and FDA regulatory approval. These activities, together with our sales, marketing, general and administrative expenses, have resulted in operating losses in the past, and there can be no assurance that we can achieve profitability in the future. Our ability to achieve profitability depends on our ability, alone or with our collaborators, to develop our drug candidates, conduct clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell our drug products. We cannot assure you that we will be successful at any of these activities or predict when we will ever become profitable.

Risks Related to the Development and Regulatory Approval of our Drug Candidates

Clinical trials of our product candidates are expensive and time-consuming, and the results of these trials are uncertain.

Many of our research and development programs are at an early stage. Clinical trials in patients are long, expensive and uncertain processes. The length of time generally varies substantially according to the type of drug, complexity of clinical trial design, regulatory compliance requirements, intended use of the drug candidate and rate of patient enrollment for the clinical trials. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our pre-clinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase 1 or Phase 2 clinical trials may not be repeated in larger Phase 2 or Phase 3 clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any or all of our drugs or drug candidates, including PYY(3-36) nasal spray, PTH(1-34), generic calcitonin-salmon nasal spray and insulin could be unsuccessful, which would prevent us from commercializing these drugs. The FDA conducts its own independent analysis of some or all of the pre-clinical and clinical trial data submitted in a regulatory filing and often comes to different and potentially more negative conclusions than the analysis performed by the drug sponsor. Our failure to develop safe, commercially viable drugs approved by the FDA would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price. In addition, significant delays in clinical trials will impede our ability to seek regulatory approvals, commercialize our drug candidates and generate revenue, as well as substantially increase our development costs.

We are subject to extensive government regulation, including the requirement of approval before our products may be manufactured or marketed.

We, our collaboration partners and our product candidates are subject to extensive regulation by governmental authorities in the U.S. and other countries. Failure to comply with applicable requirements could result in, among other things, any of the following actions: warning letters; fines and other civil penalties; unanticipated expenditures; delays in approving or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating restrictions; injunctions; and criminal prosecution.

Our product candidates cannot be marketed in the U.S. without FDA approval or clearance. The FDA has approved only two of our product candidates, our Nascobal® nasal gel and our Nascobal® nasal spray, and cleared only one, our MASCT device, for sale in the U.S. Our other product candidates are in development, and will have to be approved by the FDA before they can be marketed in the U.S. Obtaining FDA approval requires substantial time, effort, and financial resources, and may be subject to both expected and unforeseen delays, including without limitation citizen's petitions or other filings with the FDA, and there can be no assurance that any approval will be granted on a timely basis, if at all, or that delays will be resolved favorably or in a timely manner. If the FDA does not approve our product candidates in a timely fashion, or does not approve them at all, our business and financial condition may be adversely affected. We, our collaboration partners or the FDA may suspend or terminate human clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.

In addition, both before and after regulatory approval, we, our collaboration partners and our product candidates are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export. The FDA's requirements may change and additional government regulations may be promulgated that could affect us, our collaboration partners or our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

Our ability to commercialize our products after FDA approval is subject to exclusivity periods provided by law.

Under U.S. law, the FDA awards 180 days of market exclusivity to the first generic manufacturer who challenges the patent of a branded product. However, amendments to the Drug Price Competition and Patent Term Restoration Act of 1984 (also known as the "Hatch-Waxman Act") will affect the future availability of this market exclusivity in many cases. These amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant. Apotex has filed a generic application for its nasal salmon-calcitonin product with a filing date that has priority over our ANDA for our generic calcitonin-salmon nasal spray. The amendments to the Hatch-Waxman Act do not apply to the Apotex nasal salmon-calcitonin product, which preceded the adoption of such amendments.

We use hazardous chemicals and radioactive and biological materials in our business. Any disputes relating to improper use, handling, storage or disposal of these materials could be time-consuming and costly.

Our research and development operations involve the use of hazardous, radioactive and biological, potentially infectious, materials. We are subject to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines or penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our business.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs could prevent us from selling our drug candidates in foreign markets, which may adversely affect our operating results and financial condition.

The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement for marketing our drug candidates outside the U.S. vary greatly from country to country. We have limited experience in obtaining foreign regulatory approvals. The time required to obtain approvals outside the U.S. may differ from that required to obtain FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our drug candidates and may have a material adverse effect on our consolidated financial condition or results of operations.

Risks Related to our Dependence on Third Parties

We are dependent on our collaborative arrangements with third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we fail to negotiate or maintain successful collaborative arrangements.

We are dependent on our current and any other possible future collaborators to commercialize many of our product candidates and to provide the regulatory compliance, sales, marketing and distribution capabilities required for the success of our business. If we fail to secure or maintain successful collaborative arrangements, our development and commercialization activities will be delayed or reduced and our revenues could be materially and adversely impacted.

We entered into collaborative partnerships with Merck in September 2004, Par Pharmaceutical in October 2004 and P&G in January 2006. The strategic collaboration that we entered into with Merck in September 2004 for PYY(3-36) was terminated in March 2006 and the collaboration with P&G was modified in December 2006. Over the next several years, we will depend on these types of collaboration partnerships for a significant portion of our revenue. The expected future milestone payments and cost reimbursements from collaboration agreements will provide an important source of financing for our research and development programs, thereby facilitating the application of our technology to the development and commercialization of our products. These collaborative agreements can be terminated either by us or by our partners at their discretion upon the satisfaction of certain notice requirements. Our partners may not be precluded from independently pursuing competing products and drug delivery approaches or technologies. Even if our partners continue their contributions to our collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In addition, our partners may experience financial difficulties at any time that could prevent them from having available funds to contribute to these collaborations. If our collaboration partners fail to conduct their commercialization, regulatory compliance, sales and marketing or distribution activities successfully and in a timely manner, we will earn little or no revenue from those products and we will not be able to achieve our objectives or build a sustainable or profitable business.

We are also dependent on contracts with government agencies to fund certain product development candidates. There is currently work being performed and reimbursed by governmental agencies for the development of one of our drug candidates. Any contracts with governmental agencies may not be completed on terms favorable to us, or at all, and any revenues under such contracts may not cover the development costs of our programs. These grants are subject to review and audit by the federal government and any such audit could lead to requests for reimbursement for any expenditure disallowed under the terms of the grant. Additionally, any noncompliance with the terms of these grants could lead to loss of current or future awards.

Our success depends to a significant degree upon the commercial success of products manufactured by us pursuant to supply agreements or marketed by our collaboration partners.

Even if we are able to develop products and obtain the necessary regulatory approvals, our success depends to a significant degree on the commercial success of products manufactured by us pursuant to supply agreements or marketed by our collaboration partners. If these products fail to achieve or subsequently maintain market acceptance or commercial viability, our business could be significantly harmed because our future revenue is dependent upon sales of these products.

An interruption in the supply of our raw and bulk materials needed to make our products could cause our product development and commercialization to be slowed or stopped.

We currently obtain supplies of critical raw and bulk materials used in our research and development and manufacturing efforts from several suppliers. However, we do not have long-term contracts with any of these suppliers. While our existing arrangements supply sufficient quantities of raw and bulk materials needed to accomplish the clinical development of our product candidates, there can be no assurance that we would have the capability to manufacture sufficient quantities of our product candidates to meet our needs if our suppliers are unable or unwilling to supply such materials. Any delay or disruption in the availability of raw or bulk materials could slow or stop product development and commercialization of the relevant product. Our dependence upon third parties for the manufacture of our bottles, pumps and cap components of our nasal products and the related supply chain may adversely affect our cost of goods, our ability to develop and commercialize products on a timely and competitive basis, and the production volume of our nasal products.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such clinical trials.

We are dependent on contract research organizations, third-party vendors and investigators for pre-clinical testing and clinical trials related to our drug discovery and development efforts and we will likely continue to depend on them to assist in our future discovery and development efforts. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. If they fail to devote sufficient time and resources to our drug development programs or if their performance is substandard, it will delay the development and commercialization of our product candidates. The parties with which we contract for execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Their failure to meet their obligations could adversely affect clinical development of our product candidates. Moreover, these parties also may have relationships with other commercial entities, some of which may compete with us. If they assist our competitors, it could harm our competitive position.

If we lose our relationship with any one or more of these parties, we could experience a significant delay in both identifying another comparable provider and then contracting for its services. We may then be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, is it likely that this provider may need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any provider that we retain will be subject to Good Laboratory Practices, or cGLP, and similar foreign standards and we do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed.

We have limited experience in marketing or selling our products, and we may need to rely on marketing partners or contract sales companies.

Even if we are able to develop our products and obtain necessary regulatory approvals, we have limited experience or capabilities in marketing or commercializing our products. We currently have a limited sales, marketing and distribution infrastructure. Accordingly, we are dependent on our ability to build this capability ourselves or to find collaborative marketing partners or contract sales companies for commercial sale of our internally-developed products. Even if we find a potential marketing partner, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues.

Risks Related to our Intellectual Property and Other Legal Matters

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, our competitive position may be hurt and our operating results may be negatively impacted.

We specialize in the nasal delivery of pharmaceutical products and rely on the issuance of patents, both in the U.S. and internationally, for protection against competitive drug delivery technologies. Although we believe we exercise the necessary due diligence in our patent filings, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take several years from initial filing or may never occur.

Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, third parties may infringe our patents or may initiate proceedings challenging the validity or enforceability of our patents. The issuance of a patent is not conclusive as to its claim scope, validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in our patents without paying us licensing fees or royalties, which could significantly diminish the value of these discoveries or technologies. As a result of such determinations, we may be enjoined from pursuing research, development or commercialization of potential products or may be required to obtain licenses, if available, to the third party patents or to develop or obtain alternative technology. Responding to challenges initiated by third parties may require significant expenditures and divert the attention of our management and key personnel from other business concerns.

Furthermore, it is possible others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them or that we would elect not to pursue litigation. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts. We also cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may also exist third party patents or patent applications relevant to our potential products that may block or compete with the technologies covered by our patent applications and third parties may independently develop IP similar to our patented IP, which could result in, among other things, interference proceedings in the PTO to determine priority of invention.

In addition, we may not be able to protect our established and pending patent.positions from competitive drug delivery technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and proprietary position obsolete.

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, we will not be able to compete effectively in the pharmaceutical delivery business.

Because intellectual property rights are of limited duration, expiration of intellectual property rights and licenses will negatively impact our operating results.

Intellectual property rights, such as patents and license agreements based on those patents, generally are of limited duration. Our operating results depend on our patents and IP licenses. Therefore, the expiration or other loss of rights associated with IP and IP licenses can negatively impact our business.

Our patent applications may be inadequate in terms of priority, scope or commercial value.

We apply for patents covering our discoveries and technologies as we deem appropriate. However, we may fail to apply for patents on important discoveries or technologies in a timely fashion or at all. Also, our pending patent applications may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related discoveries or technologies we may want to commercialize. In addition, because patent applications are maintained in secrecy for approximately 18 months after filing, other parties may have filed patent applications relating to inventions before our applications covering the same or similar inventions. In addition, foreign patent applications are often published initially in local languages, and until an English language translation is available it can be impossible to determine the significance of a third party invention. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice the claimed inventions.

Although we have a number of issued patents, the discoveries or technologies covered by these patents may not have any therapeutic or commercial value. Also, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope.

We may be required to defend lawsuits or pay damages for product liability claims.

Our business inherently exposes us to potential product liability claims. We face substantial product liability exposure in human clinical trials and for products that we sell, or manufacture for others to sell, after regulatory approval. The risk exists even with respect to those drugs that are approved by regulatory agencies for commercial distribution and sale and are manufactured in facilities licensed and regulated by regulatory agencies. Any product liability claims, regardless of their merits, could be costly, divert management's attention and adversely affect our reputation and the demand for our products.

We currently have product liability insurance coverage in the amount of $20.0 million per occurrence and a $20.0 million aggregate limitation, subject to a deductible of $10,000 per occurrence. From time to time, participants in the pharmaceutical industry have experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. We cannot assure you that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain liabilities or that it will otherwise cover all potential losses.

Risks Related to the Commercialization of our Drug Candidates

Our product development efforts may not result in commercial products.

Our future results of operations depend, to a significant degree, upon our and our collaboration partners' ability to successfully commercialize additional pharmaceutical products. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Successful product development in the pharmaceutical industry is highly uncertain, and very few research and development projects result in a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

- a product candidate may not perform as expected in later or broader trials in humans and limit marketability of such product candidate;
- necessary regulatory approvals may not be obtained in a timely manner, if at all;
- a product candidate may not be able to be successfully and profitably produced and marketed;
- third parties may have proprietary rights to a product candidate, and do not allow sale on reasonable terms;
- a product candidate may not be financially successful because of existing therapeutics that offer equivalent or better treatments; or
- suppliers of product pumps or actuators required to atomize our formulations may increase their price or cease to manufacture them without prior notice.

To date, except for our Nascobal® nasal gel and our Nascobal® nasal spray (the NDAs for which have been transferred to QOL), none of our other product candidates utilizing our current nasal drug delivery technology have been approved by the FDA. Accordingly, there can be no assurance that any of our product candidates currently in development will ever be successfully commercialized, and delays in any part of the process or our inability to obtain regulatory approval could adversely affect our operating results by restricting introduction of new products by us or our collaboration partners.

Even if we are successful in commercializing a product candidate, it is possible that the commercial opportunity for nasally-administered products will be limited.

None of our product candidates utilizing our nasal drug delivery technology have been brought to market except for our Nascobal® nasal gel and our Nascobal® nasal spray. Accordingly, while we believe there is a commercial market for our nasal drug delivery technology, there can be no assurance that our nasal drug delivery technology will become a viable commercial alternative to other drug delivery methods. Many factors may affect the market acceptance and commercial success of any potential products, including:

- establishment and demonstration of the effectiveness and safety of the drugs;
- timing of market entry as compared to competitive products;
- the benefits of our drugs relative to their prices and the comparative price of competing products;
- actual and perceived benefits and detriments of nasal drug delivery, which may be affected by press and academic literature;
- marketing and distribution support of our products; and
- any restrictions on labeled indications.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

In October 2004, we entered into a license and supply agreement granting Par Pharmaceutical the exclusive U.S. distribution and marketing rights to our generic calcitonin-salmon nasal spray. Under the terms of our agreement with Par Pharmaceutical, we will seek to obtain FDA approval, manufacture and supply finished generic calcitonin-salmon nasal spray to Par Pharmaceutical, and Par Pharmaceutical will distribute the product in the U.S. Novartis, the supplier of a branded calcitonin-salmon nasal spray, may introduce a generic version through Sandoz US, its wholly-owned subsidiary, and Apotex has filed with the FDA a generic application of nasal salmon-calcitonin with a filing date that has priority over our ANDA. Selling prices of generic drugs typically decline, sometimes both rapidly and dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that our collaboration partner and we succeed in being the first to market a generic version of a significant product, our initial sales and profitability following the introduction of such product will be subject to material reduction upon a competitor's introduction of the equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.

If we have a problem with our manufacturing facilities, we may not be able to market our products or conduct clinical trials.

A substantial portion of our products for both clinical and commercial use is, or will be, manufactured at our facilities in Hauppauge, New York, and in Bothell, Washington. The manufacturing capacity of our Hauppauge facility is approximately 6 million product units per year, and the manufacturing capacity of our Bothell facility will be approximately 54 million product units per year. Any problems we experience at either of our manufacturing facilities could cause a delay in our clinical trials or our supply of product to market. Any significant delay or failure to manufacture could jeopardize our performance contracts with collaboration partners, resulting in material penalties to us and jeopardizing the commercial viability of our products.

Our facilities are subject to risks of natural disasters, including earthquakes and floods. Although we have insurance, there can be no assurance that any business disruption caused by a natural disaster would be fully reimbursed or that it would not delay our product development processes. Our current facilities are leased and there can be no assurance that we will be able to negotiate future lease extensions at reasonable rates.

Risks Related to our Industry

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for healthcare have been the subject of considerable public attention in the U.S. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and the proposed rules thereunder impose new requirements for the distribution and pricing of prescription drugs, which could reduce reimbursement of prescription drugs for healthcare providers and insurers. Although we cannot predict the full effect on our business of the implementation of this legislation, we believe that legislation that reduces reimbursement for our products could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales.

Coverage and reimbursement status of newly-approved drugs is uncertain and the failure to obtain adequate reimbursement coverage could limit our ability to generate revenue.

Our products may prove to be unsuccessful if various parties, including government health administration authorities, private healthcare insurers and other healthcare payers, such as health maintenance organizations and self-insured employee plans that determine reimbursement to the consumer, do not accept our products for reimbursement. Sales of therapeutic and other pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from these third-party payers. Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that reimbursement will be available at all or at levels sufficient to allow our marketing partners to achieve profitable price levels for our products. If we fail to achieve adequate reimbursement levels, patients may not purchase our products and sales of these products will be absent or reduced.

We may be unable to compete successfully against our current and future competitors.

Competition in the drug industry is intense. Although we are not aware of any other companies that have the scope of proprietary technologies and processes that we have developed, there are a number of competitors who possess capabilities relevant to the drug delivery field.

Many of our competitors have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, and established collaborating relationships with pharmaceutical companies. Our competitors, either alone or with their collaboration partners, may succeed in developing drug delivery technologies that are similar or preferable in effectiveness, safety, cost and ease of commercialization, and our competitors may obtain IP protection or commercialize such products sooner than we do. Developments by others may render our product candidates or our technologies obsolete or, if developed earlier than our products, may achieve market acceptance which could negatively impact the opportunities for our products regardless of the merits of our technology.

Risks Related to Employee Matters and Managing Growth

If we lose our key personnel, or if we are unable to attract and retain additional personnel, then we may be unable to successfully develop our business.

If we are unable to retain one or more of our corporate officers, including Dr. Steven C. Quay, Chairman of the Board, President and Chief Executive Officer ("CEO"), Philip C. Ranker, Chief Financial Officer and Corporate Secretary, Dr. Gordon C. Brandt, Executive Vice President Clinical Research and Medical Affairs, Timothy M. Duffy, Executive Vice President, Marketing and Business Development, Dr. Paul H. Johnson, Senior Vice President, Research and Development and Chief Scientific Officer, David E. Wormuth, Senior Vice President, Operations, or any of our other key managers or key technical personnel, our business could be seriously harmed. Except for the employment agreements with Dr. Quay, Mr. Ranker, Dr. Johnson, Mr. Duffy and Dr. Brandt, we generally do not execute employment agreements with members of our management team. Whether or not a member of management has executed an employment agreement, there can be no assurance that we will be able to retain our key managers or key technical personnel or replace any of them if we lose their services for any reason. Although we make a significant effort and allocate substantial resources to recruit candidates to our Bothell and Hauppauge facilities, competition for competent managers and technical personnel is intense. Failure to retain our key personnel may compromise our ability to negotiate and enter into additional collaborative arrangements, delay our ongoing discovery research efforts, delay pre-clinical or clinical testing of our product candidates, delay the regulatory approval process or prevent us from successfully commercializing our product candidates. In addition, if we have to replace any of these individuals, we may not be able to replace knowledge that they have about our operations.

We may encounter difficulties managing our growth, which could adversely affect our business.

We increased the number of our full-time employees from 100 on December 31, 2004 to 197 on January 31, 2007, and we expect to continue to grow to meet our strategic objectives. If our growth continues, it may place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various projects requires us to continue to improve our operational, financial and management controls, and our reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our research, development and commercialization goals. If we fail to improve our operational, financial and management information systems, or fail to effectively monitor or manage our new and future employees or our growth, our business could suffer significantly. In addition, no assurance can be made that we will be able to secure adequate facilities to house our staff, conduct our research or achieve our business objectives.

If we make strategic acquisitions, we will incur a variety of costs and might never realize the anticipated benefits.

We have very limited experience in independently identifying acquisition candidates and integrating the operations of acquisition candidates with our company. Currently, we are not a party to any acquisition agreements, nor do we have any understanding or commitment with respect to any such acquisition. If appropriate opportunities become available, however, we might attempt to acquire approved products, additional drug candidates or businesses that we believe are a strategic fit with our business. If we pursue any transaction of that sort, the process of negotiating the acquisition and integrating an acquired product, drug candidate or business might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we might never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our rapid growth and entry into new products and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Risks Related to our Common Stock

We cannot assure you that our stock price will not decline.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

- negative results from our clinical or pre-clinical trials or adverse FDA decisions related to our product candidates or third party products that are in the same drug class as our products;
- changes in revenue estimates or publication of research reports related to our company by analysts;
- failure to meet analysts' revenue estimates;
- speculation in the press or investment community;
- strategic actions by our company or our competitors, such as acquisitions or restructurings;
- actions by institutional stockholders and other significant stockholders;
- low average daily trading volumes due to relatively small number of shares outstanding;
- general market conditions; and
- domestic and international economic factors unrelated to our performance.

Additionally, numerous factors relating to our business may cause fluctuations or declines in our stock price.

The stock markets in general, and the markets for pharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This may in part be related to the increasing influence of hedge funds, which can use stock shorting and other techniques that increase volatility. These broad market fluctuations may adversely affect the trading price of our common stock.

We have never paid cash or stock dividends on our common stock and we do not anticipate paying dividends in the foreseeable future.

We have paid no cash or stock dividends on our common stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. The terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock may be the sole source of potential gain for the foreseeable future.

The anti-takeover provisions of our stockholder rights plan may entrench management, may delay or prevent beneficial takeover bids by third parties and may prevent or frustrate any stockholder attempt to replace or remove the current management even if the stockholders consider it beneficial to do so.

We have a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics. Under the plan, we declared a dividend of one preferred stock purchase right for each share of common stock outstanding on March 17, 2000. Each preferred stock purchase right entitles the holder to purchase from us 1/1000 of a share of Series A Junior Participating Preferred Stock for $50. In the event any acquiring entity or group accumulates or initiates a tender offer to purchase 15% or more of our common stock, then each holder of a preferred stock purchase right, other than the acquiring entity and its affiliates, will have the right to receive, upon exercise of the preferred stock purchase right, shares of our common stock or shares in the acquiring entity having a value equal to two times the exercise price of the preferred stock purchase right.

The intent of the stockholder rights plan is to protect our stockholders' interests by encouraging anyone seeking control of our company to negotiate with our Board of Directors (the "Board"). However, our stockholder rights plan could make it more difficult for a third party to acquire us without the consent of our Board, even if doing so may be beneficial to our stockholders. This plan may discourage, delay or prevent a tender offer or takeover attempt, including offers or attempts that could result in a premium over the market price of our common stock. This plan could reduce the price that investors might be willing to pay for shares of our common stock in the future. Furthermore, the anti-takeover provisions of our stockholder rights plan may entrench management and make it more difficult for stockholders to replace management even if the stockholders consider it beneficial to do so.

Our operating results are subject to significant fluctuations and uncertainties, and our failure to meet expectations of public market analysts or investors regarding operating results may cause our stock price to decline.

Our operating results are subject to significant fluctuations and uncertainties due to a number of factors including, among others:

- timing and achievement of licensing transactions, including milestones and other performance factors associated with these contracts;
- time and costs involved in patent prosecution and development of our proprietary position;
- continued scientific progress and level of expenditures in our research and development programs;
- cost of manufacturing scale-up and production batches, including vendor provided activities and costs;
- time and costs involved in obtaining regulatory approvals;
- changes in general economic conditions and drug delivery technologies;
- expiration of existing patents and related revenues; and
- new products and product enhancements that we or our competitors introduce.

As a result of these factors and other uncertainties, our operating results have fluctuated significantly in recent years, resulting in net losses of approximately $28.6 million in 2004, $32.2 million in 2005 and $26.9 million in 2006.

Our revenues and operating results, particularly those reported on a quarterly basis, will continue to fluctuate significantly. This fluctuation makes it difficult to forecast our operating results. Therefore, we believe that quarterly comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. If this were to occur, the price of our stock could decline.

A significant number of shares of our common stock are subject to options and warrants, and we expect to sell additional shares of our common stock in the future. Sales of these shares will dilute the interests of other security holders and may depress the price of our common stock.

As of December 31, 2006, there were 22,117,124 shares of common stock outstanding, and in January 2007, we completed a public offering of 3,250,000 shares of our common stock. As of December 31, 2006, there were vested outstanding options to purchase 1,778,015 shares of common stock, unvested outstanding options to purchase 634,397 shares of common stock and outstanding warrants to purchase 660,814 shares of common stock. At December 31, 2006, there were 971,492 shares of common stock available for future issuance under our stock compensation plans. In addition, we may issue additional common stock and warrants from time to time to finance our operations. We may also issue additional shares to fund potential acquisitions or in connection with additional stock options or restricted stock granted to our employees, officers, directors and consultants under our stock option plans. The issuance, perception that issuance may occur, or exercise of warrants or options will have a dilutive impact on other stockholders and could have a material negative effect on the market price of our common stock.

ITEM 1B. *Unresolved Staff Comments.*

None.

ITEM 2. *Properties.*

The following is a summary of our properties and related lease obligations. We do not own any real property. We believe that these facilities are sufficient to support our research and development, operational, manufacturing and administrative needs under our current operating plan, although we may in the future expand our facilities for additional research and development and manufacturing capability.

3830 Monte Villa Parkway, Bothell, Washington. We lease approximately 63,200 square feet of research and development and office space at our corporate headquarters in Bothell, Washington. This lease is scheduled to expire in February 2016 and has a five-year renewal option.

3450 Monte Villa Parkway, Bothell, Washington. We lease approximately 51,000 square feet of research and development, manufacturing and office space in a facility adjacent to our Bothell, Washington headquarters. This lease is scheduled to expire in January 2016.

45 Davids Drive, and 80 Davids Drive, Hauppauge, New York. We lease approximately 10,000 square feet of manufacturing space and approximately 4,000 square feet of warehouse space in Hauppauge, New York. These leases are scheduled to expire in June 2010.

At December 31, 2006, future minimum lease payment obligations were approximately $29.7 million. Annual lease expenses under our existing leases will be approximately $3 million in 2007 and thereafter. We are also responsible for all utilities, maintenance, security and property tax increases related to our properties.

ITEM 3. *Legal Proceedings.*

We are subject to various legal proceedings and claims that arise in the ordinary course of business. Company management currently believes that resolution of such legal matters will not have a material adverse impact on our financial position, results of operations or cash flows.

ITEM 4. *Submission of Matters to a Vote of Security Holders.*

None.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Information

Our common stock is listed on the Nasdaq Global Market under the symbol "NSTK." The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices of our common stock, as reported on the Nasdaq Global Market. These prices do not include retail markups, markdowns or commissions.

Quarter	High	Low
2005:		
First Quarter	$12.25	$ 9.11
Second Quarter	14.88	9.67
Third Quarter	15.18	12.40
Fourth Quarter	16.65	12.79
2006:		
First Quarter	$23.14	$13.70
Second Quarter	18.16	12.05
Third Quarter	16.00	11.15
Fourth Quarter	19.98	15.01
2007:		
First Quarter through February 28, 2007	$15.39	$11.11

On February 28, 2007, the closing price of our common stock reported on the Nasdaq Global Market was $11.56 per share.

Holders

As of January 31, 2007, there were approximately 11,000 beneficial holders of record of our common stock.

Dividends

Payment of dividends and the amount of dividends depend on matters deemed relevant by our Board, such as our results of operations, financial condition, cash requirements, future prospects and any limitations imposed by law, credit agreements and debt securities. To date, we have not paid any cash dividends or stock dividends on our common stock. In addition, we currently anticipate that we will not pay any dividends in the foreseeable future and intend to use retained earnings, if any, for working capital purposes.

Performance Graph

The following chart compares the yearly percentage change in the cumulative total stockholder return on the common stock during the period from December 31, 2001 through December 31, 2006, with the cumulative total return on the Nasdaq Stock Market Index (U.S.) and the Nasdaq Pharmaceutical Stocks Index.

Comparison of Cumulative Total Return



Nastech Pharmaceutical Company Inc.
Nasdaq Stock Market Index (U.S.)
Nasdaq Pharmaceutical Stocks Index
DOLLARS
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Nastech Pharmaceutical Company Inc.	$100.00	$55.16	$ 62.00	$ 78.06	$ 94.97	$ 96.97
Nasdaq Stock Market Index (U.S.)	$100.00	$69.13	$103.36	$112.49	$114.88	$126.22
Nasdaq Pharmaceutical Stocks Index	$100.00	$72.40	$110.91	$107.35	$125.31	$120.38

Unregistered Sales of Equity Securities

Warrants. During the period October 1, 2006 through February 28, 2007, we issued 19,267 shares of common stock to one holder of common stock warrants (the "Warrants") upon the exercise of the Warrants. The Warrants were originally issued in private offerings pursuant to Section 4(2) of the Securities Act, the holder of the Warrants was an accredited investor, as defined in Rule 501 of the Securities Act, at the time of issuance and exercise of the Warrants and we have registered the resale of such shares under the Securities Act. The issuance, terms and conditions of the Warrants and the registration of the shares underlying the Warrants have been previously disclosed in our periodic reports. The Warrants had an exercise price of $11.09 per share and were exercised on a cashless basis. The market value of the shares exchanged on a cashless basis was $18.49, resulting in a conversion of the Warrants to purchase 48,143 shares of common stock into 19,267 shares of common stock.

ITEM 6. *Selected Financial Data.*

The accompanying selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying consolidated financial statements and related notes that are included in this Annual Report on Form 10-K. The historical results are not necessarily indicative of results to be expected for any future period. All amounts are presented in the table below in thousands, except for per share amounts.

	Years Ended December 31,				
Consolidated Statements of Operations Data:	2002	2003	2004	2005	2006
REVENUE					
License and research fees	$ 7,515	$17,635	$ 1,556	$ 7,416	$ 27,265
Government grants	—	—	—	—	488
Product revenue	1,408	1,805	291	33	737
Total revenue	8,923	19,440	1,847	7,449	28,490
OPERATING EXPENSES:					
Cost of product revenue	289	498	258	21	355
Research and development(1)	11,613	17,097	21,083	30,334	43,244
Royalties	9	—	—	—	—
Sales and marketing	1,863	2,377	1,046	1,326	1,927
General and administrative	8,138	5,679	7,951	9,569	12,281
Restructuring charge	595	—	—	—	—
Total operating expenses	22,507	25,651	30,338	41,250	57,807
LOSS FROM OPERATIONS	(13,584)	(6,211)	(28,491)	(33,801)	(29,317)
Interest income	278	227	344	1,990	2,789
Interest and other expense	(162)	(393)	(462)	(352)	(640)
Gain on sale of product	—	4,236	—	—	—
Loss before cumulative effect of change in accounting principle	(13,468)	(2,141)	(28,609)	(32,163)	(27,168)
Cumulative effect of change in accounting principle	—	—	—	—	291
NET LOSS	$(13,468)	$ (2,141)	$(28,609)	$(32,163)	$(26,877)
LOSS PER SHARE — BASIC AND DILUTED					
Loss before cumulative effect of change in accounting principle	$ (1.34)	$ (0.20)	$ (2.21)	$ (1.72)	$ (1.28)
Cumulative effect of change in accounting principle	—	—	—	—	.01
Net loss per common share — basic and diluted	$ (1.34)	$ (0.20)	$ (2.21)	$ (1.72)	$ (1.27)
Shares used in computing net loss per share — basic and diluted	10,028	10,751	12,955	18,719	21,218

Consolidated Balance Sheet Data:	2002	2003	2004(3)	2005(4)	2006
Cash, cash equivalents, restricted cash and short term investments(2)	$ 9,021	$25,081	$74,474	$59,909	$50,993
Working capital	3,342	14,766	58,362	55,198	42,833
Total assets	23,050	31,138	80,775	72,953	73,832
Notes payable and capital lease obligations	7,637	8,737	11,603	5,601	11,683
Total stockholders' equity	8,645	17,906	58,148	55,567	43,336

(1) The 2006 amount includes $4.1 million related to purchased in-process research and development.

(2) Amount includes restricted cash of approximately $6.3 million at December 31, 2003, $9.0 million at December 31, 2004, $1.0 million at December 31, 2005 and $2.2 million at December 31, 2006.

(3) During 2004, we received net proceeds of $12.3 million from a public offering of 1,136,364 shares of common stock and warrants to purchase 516,384 shares of common stock, and net proceeds of $52.9 million from a public offering of 4,250,000 shares of common stock.

(4) During 2005, we received net proceeds of $21.6 million from a public offering of 1,725,000 shares of common stock.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

Statements contained herein that are not historical fact may be forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, that are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statement made by us. These factors include, but are not limited to: (i) our ability to obtain additional funding; (ii) our ability to attract and/or maintain manufacturing, research, development and commercialization partners; (iii) our and/or a partner's ability to successfully complete product research and development, including pre-clinical and clinical studies and commercialization; (iv) our and/or a partner's ability to obtain required governmental approvals, including product and patent approvals; and (v) our and/or a partner's ability to develop and commercialize products that can compete favorably with those of competitors. In addition, significant fluctuations in annual or quarterly results may occur as a result of the timing of milestone payments, the recognition of revenue from milestone payments and other sources not related to product sales to third parties, and the timing of costs and expenses related to our research and development programs. Additional factors that would cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption "Risk Factors" in this Report, which we urge investors to consider. We undertake no obligation to publicly release revisions in such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events or circumstances, except as otherwise required by securities and other applicable laws.

The following management's discussion and analysis is intended to provide information necessary to understand our audited consolidated financial statements and highlight certain other information which, in the opinion of management, will enhance a reader's understanding of our financial condition, changes in financial condition and results of operations. In particular, the discussion is intended to provide an analysis of significant trends and material changes in our financial position and operating results of our business during the year ended December 31, 2005 as compared to the year ended December 31, 2006, and the year ended December 31, 2004 as compared to the year ended December 31, 2005. It is organized as follows:

- The section entitled "Background" describes our principal operational activities and summarizes significant trends and developments in our business and in our industry.
- "Critical Accounting Policies and Estimates" discusses our most critical accounting policies.
- "Recently Issued Accounting Standards" discusses new accounting standards.

- "Consolidated Results of Operations" discusses the primary factors that are likely to contribute to significant variability of our results of operations for the year ended December 31, 2005 as compared to the year ended December 31, 2006, and the year ended December 31, 2004 as compared to the year ended December 31, 2005.
- "Liquidity and Capital Resources" discusses our cash requirements, sources and uses of cash and liquidity.
- "Contractual Obligations" discusses our contractual obligations as of December 31, 2006.
- "Off-Balance Sheet Arrangements" indicates that we did not have any off-balance sheet arrangements as of December 31, 2006.

In addition, Item 7A "Quantitative and Qualitative Disclosures about Market Risk" discusses factors that could affect our financial results, and Item 9A "Controls and Procedures" contains management's assessment of our internal controls over financial reporting as of December 31, 2006.

Background

We are a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products based on our proprietary molecular biology-based drug delivery technology. Using our technology, we create or utilize novel formulation components or excipients that can reversibly open "tight junctions" between cells in various tissues and thereby deliver therapeutic drugs to the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including the epithelial layer of the nasal mucosa, the gastrointestinal tract and the blood brain barrier, which function to provide barrier integrity and to regulate the transport and passage of molecules across these natural boundaries.

We believe our nasal drug delivery technology offers advantages over injectable routes of administration for large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy and increased patient compliance, due to the elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our nasal drug delivery technology can potentially offer advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects and improved effectiveness by avoiding problems relating to gastrointestinal side effects and first-pass liver metabolism. Although some of our product candidates use our expertise outside this area, this technology is the foundation of our nasal drug delivery platform and we use it to develop commercial products with our collaboration partners or, in select cases, to develop products that we manufacture and commercialize on our own.

We believe that we are also at the forefront of siRNA therapeutic research and development. Our RNAi therapeutic programs are targeted at both developing and delivering novel therapeutics using siRNA to down-regulate the expression of certain disease causing proteins that are over-expressed in inflammation, viral respiratory infections and other diseases.

Our goal is to become a leader in both the development and commercialization of innovative, nasal drug delivery products and technologies, as well as in RNAi therapeutics. We will focus our research and development efforts on product candidates, including peptides, large and small molecules and therapeutic siRNA, where our proprietary technologies may offer clinical advantages, such as improved safety and clinical efficacy or increased patient compliance. We also will continue to search for applications of our tight junction technology to improve other forms of drug delivery, including oral, pulmonary and intravenous delivery. We will continue to establish strategic collaborations with pharmaceutical and biotechnology companies. In select cases in which we deem it to be strategically advantageous to us, we plan to internally develop, manufacture and commercialize our products. We have invested substantial time, money and intellectual capital in developing our manufacturing facilities and know-how, which we believe would be difficult for our competitors to replicate in the near term.

We are engaged in a variety of preclinical and clinical research and development activities to identify and develop viable product candidates in therapeutic areas, including osteoporosis, obesity, diabetes, autism, antivirals, inflammation and metabolic diseases. We and our collaboration partners have been developing a diverse portfolio of clinical-stage product candidates for multiple therapeutic areas utilizing our molecular biology-based drug delivery technology. In addition, we have been expanding our RNAi research and development efforts, especially in the pre-clinical area, and have been acquiring and developing an RNAi IP estate and expanding our RNAi pipeline in multiple therapeutic areas. As of January 31, 2007, we had, either through ownership of or access to, through exclusive licenses, 36 issued or allowed patents and 296 pending patent applications filed to protect our proprietary technologies.

In January 2006, we entered into the License Agreement with P&G to develop and commercialize our PTH(1-34) nasal spray for the treatment of osteoporosis. Payments we have already received under the License Agreement include a $10.0 million initial payment upon execution of the agreement, which has been recorded as deferred revenue and is being amortized into revenue over the estimated development period, and a $7.0 million milestone payment received and recognized in full as revenue in 2006. In total, milestone payments could reach $577 million over the life of the partnership depending upon the successful completion of specified development, regulatory and commercialization goals, although there can be no assurance that any such milestones will be achieved. Under the License Agreement, we are eligible to receive double-digit patent-based royalties, with the rate escalating upon the achievement of certain sales levels.

We will jointly develop PTH(1-34) nasal spray with P&G and P&G will reimburse us for development activities performed by us under the agreement. P&G will assume responsibility for clinical and non-clinical studies and will direct regulatory approval and worldwide sales, marketing and promotion of PTH(1-34) nasal spray while we will be responsible for the CMC sections of the FDA regulatory submission. In June 2006, we entered into an agreement with P&G to manufacture and supply PTH(1-34) nasal spray for the potential commercialization of this investigational product for the treatment of osteoporosis. Under terms of the supply agreement, we will be the exclusive manufacturer of the PTH(1-34) nasal spray and will manufacture the product and supply it to P&G at a transfer price that includes a manufacturing profit if the product is approved.

In December 2006, we entered into the Amendment to the License Agreement with P&G relating to PTH(1-34). Under the terms of the Amendment, an additional Phase 2 dose ranging study relating to PTH(1-34) has been added to the clinical development program under the License Agreement and is planned to begin in 2007. In addition, the Amendment modified contractual milestone payment terms under the License Agreement relating to a $15.0 million milestone payment which we had previously anticipated receiving in 2006. The amended milestone payment terms now require a $5.0 million payment on the initiation of an additional Phase 2 dose ranging study and a $10.0 million payment on the initiation of a Phase 3 clinical study.

In February 2006, we acquired RNAi IP and other RNAi technologies from Galenea. The IP acquired from Galenea includes patent applications licensed from MIT that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for RNAi. Additionally, we assumed Galenea's awarded and pending grant applications from the NIAID, a division of the NIH, and the Department of Defense to support the development of RNAi-based antiviral drugs. RNAi-based therapeutics offers a potentially effective treatment for a future influenza pandemic, which we believe is an urgent global concern. This program complements our current TNF-alpha RNAi program targeting inflammation, since a consequence of influenza infection can be life-threatening respiratory and systemic inflammation. Consideration for the acquisition consisted of an upfront payment and may include contingent payments based upon the regulatory filing, approval and sale of products. In connection with the transaction, we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use. This charge was included in research and development expense in 2006.

As of December 31, 2006, we had an accumulated deficit of $142.5 million, and we expect additional losses in the future as we continue our research and development activities. Our development efforts and the future revenues from sales of these products are expected to generate contract research revenues, milestone payments, license fees, patent-based royalties and manufactured product sales. As a result of our collaborations and other agreements, we recognized revenue of approximately $1.8 million in 2004, $7.4 million in 2005 and $28.5 million in 2006. This revenue related primarily to license and research fees received from Merck in 2004, from Merck and Questor in 2005 and from P&G and Merck in 2006. Our collaborative agreement with Merck was terminated in March 2006 and we reacquired our rights in the PYY program. The $3.7 million unamortized balance of Merck's $5.0 million initial payment was recognized in revenue in 2006. We have continued PYY product development on our own, and in December 2006, we completed a dose-ranging study designed to evaluate the pharmacokinetic parameters, appetite, food intake and safety of various doses of our PYY(3-36) nasal spray in obese subjects.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting estimates, which are those that we believe are most important to the portrayal of our financial condition and results of operations and which require our most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Other key estimates and assumptions that affect reported amounts and disclosures include depreciation and amortization, inventory reserves, asset impairments, requirements for and computation of allowances for doubtful accounts, allowances for product returns, expense accruals, stock-based award valuations, including expected term, volatility and forfeiture rates and income tax valuation allowances. We also have other policies that we consider key accounting policies; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

Our revenue recognition policies are based on the requirements of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition," the provisions of Emerging Issues Task Force ("EITF") Issue 00-21, "Revenue Arrangements with Multiple Deliverables," and the guidance set forth in EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred". Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, collectibility is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be realized within the next 12 months is classified as current.

Substantially all of our revenues are generated from research and licensing arrangements with partners that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, using the framework outlined in EITF 00-21, whether (a) an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our research and licensing arrangements may include upfront non-refundable payments, development milestone payments, payments for contract research and development services performed, patent-based or product sale royalties, government grants, and product sales. For each separate unit of accounting, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when we do not have an objective fair value for a delivered item. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

Revenue from research and licensing arrangements is recorded when earned based on the performance requirements of the contract. Nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred and recognized as revenue over the development period or as we provide the services required under the agreement. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development. The timing and amount of revenue that we recognize from licenses of technology, either from upfront fees or milestones where the we are providing continuing services related to product development, is dependent upon on our estimates of filing dates or development costs. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof, is recognized prospectively over the remaining estimated product development period.

Milestone payments typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as initiation or completion of specified clinical development activities. We believe a milestone payment represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestone payments as revenue when they become due and collection is reasonably assured. When a milestone payment does not represent the culmination of a distinct earnings process, revenue is either recognized when the earnings process is deemed to be complete or in a manner similar to that of an upfront technology license fee.

Revenue from contract research and development services performed is generally received for services performed under collaboration agreements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Under the guidance of EITF 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue in the consolidated statements of operations rather than as a reduction in expenses.

Royalty revenue is generally recognized at the time of product sale by the licensee.

Government grant revenue is recognized during the period qualifying expenses are incurred for the research that is performed as set forth under the terms of the grant award agreements, and when there is reasonable assurance that we will comply with the terms of the grant and that the grant will be received.

Product sales revenue is recognized when the manufactured goods are shipped to the purchaser and title has transferred under our contracts where there is no right of return. Provision for potential product returns has been made on a historical trends basis. To date, we have not experienced any significant returns from our customers.

Research and Development Costs

All research and development ("R&D") costs are charged to operations as incurred. Our R&D expenses consist of costs incurred for internal and external R&D. These costs include direct and research-related overhead expenses. We recognize clinical trial expenses, which are included in R&D expenses, based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. We believe this method best approximates the efforts expended on a clinical trial with the expenses recorded. We adjust our rate of clinical expense recognition if actual results differ from our estimates. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements or various other factors, many of which may be outside of our control. The impact on revenue and R&D expenses of changes in our estimates and the timing thereof is recognized prospectively over the remaining estimated product development period.

The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development.

When we acquire intellectual properties from others, the purchase price is allocated, as applicable, between in-process research and development ("IPR&D"), other identifiable intangible assets and net tangible assets. Our policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires us to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project of technology and discounting the net cash flows back to their present values. The discount rate used is determined at the acquisition date, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility. Amounts recorded as IPR&D are charged to R&D expense upon acquisition.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123, (revised 2004) "Share-Based Payment," ("SFAS 123R"), which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock, based on estimated fair values. SFAS 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In 2005, the SEC issued SAB No. 107 relating to application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The accompanying consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, our consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect this change. Stock-based compensation recognized under SFAS 123R for the year ended December 31, 2006 was approximately $5.0 million, which consisted of compensation expense related to employee and director stock options and restricted stock.

Stock-based compensation expense is based on the value of the portion of the stock-based award that will vest during the period, adjusted for expected forfeitures. Stock-based compensation recognized in our consolidated financial statements for the year ended December 31, 2006 includes compensation cost for stock-based awards granted prior to, but not fully vested as of, December 31, 2005 and stock-based awards granted subsequent to December 31, 2005. The compensation cost for awards granted prior to January 1, 2006 was based on the fair value estimated on the date of grant in accordance with the pro forma provisions of SFAS 123 while awards granted after December 31, 2005 follow the provisions of SFAS 123R to determine the fair value at the date of grant and compensation cost. Compensation cost for all stock-based awards is recognized using the straight-line method over the vesting period.

The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of $291,000 as of January 1, 2006, which reflected the net cumulative impact of estimating future forfeitures in the determination of period expense for restricted stock awards, rather than recording forfeitures when they occur as previously permitted.

Upon adoption of SFAS 123R, we continued to use the Black-Scholes option pricing model as our method of valuation for stock-based awards. Our determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award, expected stock price volatility over the term of the award and actual and projected exercise behaviors. Although the fair value of stock-based awards is determined in accordance with SFAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. The adoption of SFAS 123R has resulted in recognition of additional non-cash stock-based compensation expense and, accordingly, will continue to increase net loss in amounts that likely will be considered material. Our stock-based compensation philosophy did not change with the adoption of SFAS 123R. Since mid-2004, we have granted options and restricted stock to executive management and directors, and restricted stock to employees. There was no acceleration of vesting associated with the adoption of SFAS 123R. Our total unrecognized compensation cost related to unvested stock options was approximately $3.4 million at December 31, 2006, and we expect to recognize this cost over a weighted average period of approximately 1.3 years. Our total unrecognized compensation cost related to unvested restricted stock awards was approximately $6.7 million at December 31, 2006, and we expect to recognize this cost over a weighted average period of approximately 1.4 years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We continue to record a valuation allowance for the full amount of deferred tax assets since realization of such tax benefits is not considered to be more likely than not.

Recently Issued Accounting Standards

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS 154 replaced APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changed the requirements for the accounting for and reporting of a change in accounting principle. We were required to adopt SFAS 154 in 2006. Our results of operations and financial condition will only be impacted by SFAS 154 if we implement changes in accounting principles that are addressed by the standard or correct accounting errors in future periods.

In November 2005, the FASB issued FASB Staff Position No. 115-1 and SFAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. This FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. The adoption of this accounting principle did not have a significant impact on our consolidated financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position ("FSP") No. 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This FSP provides an alternative method of calculating excess tax benefits (the APIC pool) from the method defined in SFAS 123R for stock-based payments. A one-time election to adopt the alternate method in this FSP is available to those entities adopting SFAS 123R using either the modified retrospective or modified prospective method. We elected not to use this alternate method to calculate our APIC pool at adoption of SFAS 123R.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 became effective on January 1, 2007. While we are in the process of evaluating FIN 48 as it relates to our tax positions for purposes of determining the effect, if any, that the adoption of FIN 48 will have, we do not believe that adoption of FIN 48 will have a significant impact on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact, if any, adoption may have on our consolidated financial position or results of operations.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with early application encouraged. SAB 108 did not have a significant impact on our consolidated financial position or results of operations.

In October 2006, the FASB issued FASB Staff Position No. 123R-5, "Amendment of FASB Staff Position FAS 123R-1" ("FSP 123R-5"). FSP 123R-5 amends FSP 123R-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. In such circumstances, no change in the recognition or the measurement date of those instruments will result if both of the following conditions are met: a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner. In September 2006, our Board authorized a modification to our stock option plans to provide antidilution adjustments for outstanding stock options in the event of an equity restructuring. These modifications were not added in contemplation of an equity restructuring. In accordance with FSP 123R-5, there was no change in the recognition date for the modified options, all holders will be treated in the same manner, and there was no accounting impact and no effect on our consolidated financial position or results of operations.

Consolidated Results of Operations

Comparison of Annual Results of Operations

Percentage comparisons have been omitted within the following table where they are not considered meaningful. All amounts, except amounts expressed as a percentage, are presented in thousands in the following table.

	Years Ended December 31,		Change		Years Ended December 31,		Change	
	2005	2006	$	%	2004	2005	$	%
Revenue								
License and research fees	$ 7,416	$ 27,265	$19,849	268%	$ 1,556	$ 7,416	$ 5,860	377%
Government grants	—	488	488		—	—	—	
Product revenue	33	737	704		291	33	(258)	(89)%
Total revenue	7,449	28,490	21,041	282%	1,847	7,449	5,602	303%
Operating expenses								
Cost of product revenue	21	355	334		258	21	(237)	(92)%
Research and development	30,334	43,244	12,910	43%	21,083	30,334	9,251	44%
Sales and marketing	1,326	1,927	601	45%	1,046	1,326	280	27%
General and administrative	9,569	12,281	2,712	28%	7,951	9,569	1,618	20%
Total operating expenses	41,250	57,807	16,557	40%	30,338	41,250	10,912	36%
Interest income	1,990	2,789	799	40%	344	1,990	1,646	478%
Interest and other expense	(352)	(640)	(288)	82%	(462)	(352)	110	(24)%
Loss before cumulative effect of change in accounting principle	(32,163)	(27,168)	4,995	(16)%	(28,609)	(32,163)	(3,554)	12%
Cumulative effect of change in accounting principle		291	291		—	—	—	
Net loss	$(32,163)	$(26,877)	$ 5,286	(16)%	$(28,609)	$(32,163)	$ (3,554)	12%

Comparison of Year Ended December 31, 2005 to the Year Ended December 31, 2006

Revenue. During the year ended December 31, 2005, Merck accounted for approximately 48% of total revenue, Questcor accounted for approximately 27% of total revenue and Par Pharmaceutical accounted for approximately 11% of total revenue. During the year ended December 31, 2006, P&G accounted for approximately 77% of total revenue and Merck accounted for approximately 13% of total revenue.

License and research fees revenue. Revenue from license and research fees increased in 2006 compared to 2005 due primarily to revenue recognized under our collaboration agreement with P&G as discussed above, including the $7.0 million upfront payment, revenue for R&D services performed and a portion of the $10.0 million initial license fee. In addition, we recognized approximately $3.7 million in previously deferred license fees as a result of the termination of our collaboration with Merck. The estimated development periods may be revised over time based upon changes in clinical development plans, regulatory requirements or other factors, many of which may be out of our control.

Our license and research fee revenue recognized in 2005 was primarily composed of a $2.0 million milestone payment from Questcor related to the FDA approval of our Nascobal® nasal spray, a full year of amortization of the Merck license fee, approximately 11 months of amortization of the Par Pharmaceutical license fee and fees recognized from other collaboration and license agreements. In October 2005, we consented to the assignment of the Questcor asset purchase, supply and other related agreements from Questcor to QOL, and we received a $2.0 million payment in connection with this assignment, which is being amortized over the 5-year life of the agreement.

Government grants revenue. In August 2006, the NIH awarded us a grant to further our siRNA therapeutics to prevent and treat influenza. The grant, in the amount of approximately $383,000, was recognized as revenue during 2006. In September 2006, the NIH awarded us a $1.9 million grant to prevent and treat influenza. Revenue recognized under this grant during 2006 totaled approximately $105,000.

Product Revenue. During fiscal 2005 and 2006, product revenue consists of sales of our Nascobal® nasal gel and nasal spray. Since the sale of the assets relating to our Nascobal® brand products to Questcor in June 2003, we have earned product sales revenue under the supply agreement. The Questcor Agreements were subsequently assigned to QOL in October 2005. We expect to continue to receive product sales revenue from QOL in the future.

Cost of product revenue. Cost of product revenue consists of raw materials, labor and overhead expenses. Cost of product revenue increased to $355,000 in 2006 compared to $21,000 in 2005 due primarily to increased orders and, accordingly, shipments of Nascobal® products. We produced eight lots of Nascobal® products in 2006, compared to one lot in 2005.

Research and Development. R&D expense consists primarily of salaries and other personnel-related expenses, costs of clinical trials, consulting and other outside services, laboratory supplies, facilities costs, FDA filing fees, patent filing fees, purchased IPR&D and other costs. We expense all R&D costs as incurred. R&D expense for the year ended December 31, 2006 continued to increase as compared to the 2005 period, due to the following:

- In February 2006, we acquired RNAi IP and other RNAi technologies from Galenea, including patent applications licensed from MIT that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for RNAi. We also assumed Galenea's awarded and pending grant applications from NIAID and the Department of Defense to support the development of RNAi-based antiviral drugs. In connection with this transaction, we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use. Purchased IPR&D expenses, which were zero in the prior year, were included in R&D expense in 2006.

- In November 2006, we acquired a license from the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to Dicer-substrates directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We intend to further develop this IP and technology, which should cause a related increase in R&D expenses.

- Personnel-related expenses increased by 36% to $17.0 million in 2006 compared to $12.6 million in 2005 due to an increase in headcount in support of our R&D programs.

- Non-cash stock-based compensation included in R&D expense increased to $2.1 million in 2006 from approximately $0.5 million in 2005.

- Facilities and equipment costs increased by 54% to $7.4 million in 2006 compared to $4.8 million in 2005 due to rent and related expenses on additional space leased at the Bothell facility and an increase in depreciation of equipment resulting from capital expenditures to acquire needed technical capabilities and to support increased capacity. Depreciation expense included in R&D in 2006 was $2.3 million, compared with $1.5 million in 2005.

- Costs of clinical trials, consulting, outside services and laboratory supplies increased by 2% to approximately $11.2 million in 2006 compared to approximately $11.0 million in 2005 due primarily to our increased efforts related to pre-clinical and clinical programs for PTH(1-34), PYY, calcitonin and RNAi.

R&D expense by project, as a percentage of total R&D project expense, was as follows:

	Years Ended December 31,	
	2005	2006(2)
PTH(1-34)	16%	31%
Tight Junctions and RNAi	27%	22%
Insulin	—	11%
Influenza	—	8%
PYY	15%	6%
Calcitonin	27%	5%
Other research and development projects(1)	15%	17%
Total	100%	100%

(1) Other research and development projects include our excipient projects, feasibility projects and other projects.

(2) Excludes purchased IPR&D in the field of RNAi related to influenza from Galenea of approximately $4.1 million in 2006. We believe that presenting R&D expense by project as a percentage of total R&D project expense without the Galenea transaction allows for better comparability between periods given the significance of the amount relative to total R&D project expense.

We expect a continued increase in R&D expense in the foreseeable future as we continue to expand our R&D activities. These expenditures are subject to uncertainties in timing and cost to completion. We test compounds in numerous preclinical studies for safety, toxicology and efficacy. We then conduct early stage clinical trials for each drug candidate. If we are not able to engage a collaboration partner prior to the commencement of later stage clinical trials, or if we decide to pursue a strategy of maintaining commercialization rights to a program, we may fund these trials ourselves. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain products in order to focus our resources on more promising products. Completion of clinical trials by us and our collaboration partners may take several years or more, as the length of time varies substantially according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including:

- the number of sites included in the clinical trials;
- the length of time required to enroll suitable patient subjects;
- the number of patients that participate in the trials;
- the duration of patient follow-up that seems appropriate in view of results; and
- the number and complexity of safety and efficacy parameters monitored during the study.

With the exception of our Nascobal® gel and Nascobal® spray, none of our current product candidates utilizing our nasal drug delivery technology has received FDA or foreign regulatory marketing approval. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that our and our collaboration partners' clinical data establishes the safety and efficacy of our drug candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of our products. In the event that the collaboration partner has control over the development process for a product, the estimated completion date would largely be under control of such partner. We cannot forecast with a high degree of certainty how such collaboration arrangements will affect our development spending or capital requirements.

As a result of the uncertainties discussed above, we are often unable to determine the duration and completion costs of our R&D projects or when and to what extent we will receive cash inflows from the commercialization and sale of a product.

Sales and marketing. Sales and marketing expense consists primarily of salaries and other personnel-related expenses, costs of using a contract sales organization and a contract distributor for our Nascobal® nasal gel, consulting, sales materials, trade shows and advertising. The 45% increase in sales and marketing expense in 2006 compared to 2005 resulted primarily from increased staffing in support of our collaborative relationships and an increase in non-cash stock-based compensation expense resulting from the expensing of restricted stock, which we first began issuing in 2004. Stock-based compensation included in sales and marketing increased from approximately $68,000 in 2005 to $250,000 in 2006. As a percent of revenue, sales and marketing expense declined from 18% in 2005 to 7% in 2006 primarily due to higher license and research fee revenue in 2006. We expect sales and marketing costs, which include business development staff and activities, to increase moderately in the foreseeable future to support activities associated with partnering our other drug candidates.

General and administrative. General and administrative expense consists primarily of salaries and other personnel-related expenses to support our R&D activities, non-cash stock-based compensation for general and administrative personnel and non-employee members of our Board, professional fees, such as accounting and legal, corporate insurance and facilities costs. The 28% increase in general and administrative expenses in 2006 compared to 2005 resulted primarily from the following:

- Costs of legal and accounting fees, corporate insurance and other administrative costs increased by 21% to approximately $5.4 million in 2006 compared to approximately $4.5 million in 2005.

- Non-cash stock-based compensation expense included in general and administrative expense increased to approximately $2.6 million in 2006 compared to $1.3 million in 2005, primarily due to the expensing of restricted stock, which we first began issuing in June 2004.

- Personnel-related expenses increased by 10% to $3.6 million in 2006 compared to $3.3 million in 2005 due primarily to increased headcount related to administrative activities.

We expect general and administrative expenses to increase in the foreseeable future, depending on the growth of our research and development and other corporate activities.

Interest Income. The following table sets forth information on interest income, average funds invested and average interest rate earned:

	Years Ended December 31,	
	2005	2006
	(Dollars in thousands)	
Interest income	$ 1,990	$ 2,789
Average funds available for investment	61,300	57,600
Average interest rate	3.3%	4.8%

The 40% increase in interest income in 2006 compared to 2005 was primarily due to higher market interest rates earned on our invested funds.

Interest and Other Expense. We incurred interest expense on our capital leases and note payable (in 2005). The following table sets forth information on interest expense, average borrowings and average interest rate paid:

	Years Ended December 31,	
	2005	2006
	(Dollars in thousands)	
Interest and other expense	$ 352	$ 640
Average borrowings under capital leases and note payable	5,300	6,800
Average interest rate	6.9%	9.8%

The increase in interest expense in 2006 compared to 2005 was due to an increase in the average borrowings as well as higher average interest rates. Our average borrowings under the GE Capital leases were approximately $6.8 million for 2006, at rates ranging from 8.3% to 10.6%. In 2005, average borrowings under the GE Capital leases were approximately $4.0 million, at rates ranging from 8.3% to 10.0%. We paid off our $8.3 million Wells Fargo note in February 2005, which was at an interest rate of approximately 3.25%.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2005

Revenue. During 2004, Merck accounted for approximately 68% of total revenue. During 2005, Merck accounted for approximately 48% of total revenue, Questcor accounted for approximately 27% of total revenue and Par Pharmaceutical accounted for approximately 11% of total revenue.

License and research fees. License and research fees increased in 2005 as compared to 2004 primarily due to the $2.0 million milestone payment we received from Questcor in February 2005 related to the FDA approval of our Nascobal® nasal spray, as well as a full year of amortization of the Merck license fee, approximately 11 months of the Par Pharmaceutical license fee and fees recognized from other collaboration and license agreements. Our license and research fee revenue recognized in 2004 was primarily composed of approximately three months of amortization over the estimated development period of the $5.0 million license fee received from Merck, approximately two months of amortization of the license fee received from Par Pharmaceutical, and fees recognized from other collaboration and license agreements.

Product revenue and cost of product revenue. The reduction in product revenue and cost of product revenue from 2004 to 2005 was a result of a decrease in volume of production of our Nascobal® nasal gel ordered by Questcor and QOL in 2005 and improved manufacturing efficiencies.

Research and Development. The 44% increase in R&D expense in 2005 compared to 2004 resulted primarily from the following:

- Personnel-related expenses increased by 42% to $12.6 million in 2005 compared to $8.9 million in 2004 due to an increase in headcount in support of our R&D programs.

- Costs of clinical trials, consulting, outside services and laboratory supplies increased by 49% to approximately $11.0 million in 2005 compared to approximately $7.4 million in 2004 due primarily to our pre-clinical and clinical programs for PTH(1-34), PYY, calcitonin and RNAi.

- R&D administrative expenses increased by 15% to $1.5 million in 2005 compared to $1.3 million in 2004 due primarily to higher administrative costs to support our increase in headcount.

- Facilities and equipment costs increased by 41% to $4.8 million in 2005 compared to $3.4 million in 2004 due to rent and related expenses on additional space leased at the Bothell facility and an increase in depreciation of equipment resulting from capital expenditures to acquire needed technical capabilities and to support increased capacity.

Sales and Marketing. The 27% increase in sales and marketing expense in 2005 compared to 2004 resulted primarily from increased staffing in support of our collaborative relationships and increased spending on market research and business development conferences.

General and Administrative. The 20% increase in general and administrative expenses in 2005 compared to 2004 resulted primarily from the following:

- Costs of legal fees, accounting fees, corporate insurance and other administrative costs increased by 22% to approximately $4.5 million in 2005 compared to approximately $3.7 million in 2004.
- Non-cash stock-based compensation increased by 44% to approximately $1.3 million in 2005 compared to $0.9 million in 2004, primarily due to the expensing of restricted stock which we first began issuing in June 2004.
- Personnel-related expenses increased by 10% to $3.3 million in 2005 compared to $3.0 million in 2004 due primarily to increased headcount related to administrative activities.

Interest Income. The $1.6 million increase in interest income in 2005 compared to 2004 was primarily due to higher average balances available for investment, combined with higher interest rates earned.

Interest and Other Expense. The decrease in interest expense in 2005 compared to 2004 was due to a decrease in the average borrowings partially offset by higher average interest rates. We paid off our $8.3 million Wells Fargo note in February 2005, which was at an interest rate of approximately 3.25%. Our average borrowings under the GE Capital leases were approximately $4.0 million for 2005, at rates ranging from 8.3% to 10.0%. In 2004, average borrowings under the Wells Fargo note were approximately $7.8 million, at rates averaging approximately 2.3%, and average borrowings under the GE Capital leases were approximately $2.8 million, at rates ranging from 8.3% to 10.0%.

Liquidity and Capital Resources

Cash Requirements

Our cash requirements consist primarily of the need for working capital, including funding R&D activities and capital expenditures for the purchase of equipment. From time to time, we also may require capital for investments involving acquisitions and strategic relationships. We had an accumulated deficit of approximately $142.5 million as of December 31, 2006 and expect additional losses in the future as we continue to expand our R&D activities. In addition, we are planning to enter into various collaborations in furtherance of our R&D programs, and we may be required to reduce our R&D activities or raise additional funds from new investors or in the public markets.

Sources and Uses of Cash

We have financed our operations primarily through the sale of common stock and warrants through private placements and in the public markets, revenue received from our collaboration partners and, to a lesser extent, equipment financing facilities and notes payable.

As of December 31, 2006, we had an effective shelf registration statement under the Securities Act of 1933, pursuant to which we may issue common stock or warrants in the amount of up to $125.0 million. Shelf registration statements enable us to raise capital in the public markets from the offering of securities covered by the shelf registration statements, from time to time and through one or more methods of distribution, subject to market conditions and our cash needs. In January 2007, we completed a public offering of 3,250,000 shares of our common stock for net proceeds of approximately $41.0 million, leaving approximately $84.0 million remaining on our effective shelf registration statement.

In June 2004, we completed the public offering of 1,136,364 shares of our common stock, and warrants to purchase approximately 500,000 shares of common stock, which resulted in gross proceeds of approximately $12.5 million prior to the deduction of fees and commissions of $229,000. In December 2004, we completed the public offering of 4,250,000 shares of our common stock, which resulted in gross proceeds of approximately $57.4 million, prior to the deduction of fees and commissions of $4.5 million. In August 2005, we completed a public offering of 1,725,000 shares of our common stock which resulted in gross proceeds of approximately $23.3 million, prior to the deduction of fees and commissions of approximately $1.7 million.

Our research and development efforts and collaborative arrangements with our partners enable us to generate contract research revenues, milestone payments, license fees, royalties and manufactured product sales.

- Under our collaborative arrangement with P&G, we received an initial cash payment of $10.0 million in February 2006, which has been recorded as deferred revenue and is being amortized into revenue over the estimated development period and a $7.0 million milestone payment that we received and recognized in full as revenue in 2006.
- Under our collaborative arrangement with Merck for PYY(3-36), we received an initial cash payment of $5.0 million in October 2004. The $5.0 million initial payment was being amortized over the estimated development period until the collaboration was terminated in March 2006, at which time the unamortized balance of the license payment of approximately $3.7 million was recognized as revenue and we reacquired our rights in the PYY program.
- Under our supply agreement with Questcor, in February 2005 we received and recognized a payment of $2.0 million from Questcor upon FDA approval of an NDA for our Nascobal® nasal spray product. In October 2005, with our consent, Questcor assigned all of its rights and obligations under the Questcor Agreements dated June 2003 to QOL. We received $2.0 million from Questcor in October 2005 in consideration for our consent to the assignment and in connection with our entering into an agreement with QOL that modified certain terms of the Questcor Agreements. The $2.0 million is being recognized ratably over the five-year life of the QOL agreement. QOL has assumed Questcor's obligation to pay us an additional $2.0 million contingent upon issuance of a U.S. patent for the Nascobal® nasal spray product.
- Under our collaborative arrangement with Par Pharmaceutical, we received an initial cash payment of $1.0 million in October 2004 that was amortized over the estimated development period.

We used cash of $14.8 million in our operating activities in 2006, compared to $31.3 million in 2005 and $19.2 million in 2004. Cash used in operating activities relates primarily to funding net losses and changes in deferred revenue from collaborators, accounts and other receivables, accounts payable and accrued expenses and other liabilities, partially offset by depreciation and amortization and non-cash compensation related to restricted stock and stock options. We expect to use cash for operating activities in the foreseeable future as we continue our R&D activities.

Our investing activities provided cash of $0.5 million in 2006, compared to $2.5 million in 2005. Our investing activities used cash of $33.6 million in 2004. Changes in cash from investing activities are due primarily to changes in restricted cash, purchases of short-term investments net of maturities and purchases of property and equipment. We expect to continue to make significant investments in our R&D infrastructure, including purchases of property and equipment to support our R&D activities. In 2006, we have pledged some of our cash as collateral for letters of credit and we report changes in our restricted cash as investing activities in the consolidated statements of cash flows.

Our financing activities provided cash of $15.9 million in 2006, compared to $29.8 million in 2005 and $68.0 million in 2004. Changes in cash from financing activities are primarily due to issuance of common stock and warrants, issuance and repayment of our note payable, proceeds and repayment of equipment financing facilities and proceeds from exercises of stock options and warrants. We raised net proceeds of approximately $21.6 million in 2005 and $65.2 million in 2004 through public and private placements of shares of common stock and warrants to purchase shares of common stock. In 2004 and 2005, we pledged borrowed funds as collateral for borrowings and letters of credit and we reported changes in our restricted cash as financing activities in the consolidated statements of cash flows. In 2005, we repaid all of our borrowings under the note payable.

Liquidity

We had a working capital (current assets less current liabilities) surplus of $42.8 million as of December 31, 2006 and $55.2 million as of December 31, 2005. As of December 31, 2006, we had approximately $51.0 million in cash, cash-equivalents and short-term investments, including $2.2 million in restricted cash. In January 2007, we completed a public offering of 3,250,000 shares of our common stock for net proceeds of approximately $41.0 million. We believe, although there can be no assurance, that our current cash position will provide us with adequate working capital for at least the next 12 months, or longer, depending upon the degree to which we exploit our various current opportunities that are in the pipeline and the success of our collaborative arrangements.

This belief is based, in part, on the assumption that we have completed and are planning to enter into various collaborations to accelerate our research and development programs which will provide us with additional financing. To the extent these collaborations do not proceed as planned, we may be required to reduce our research and development activities or, if necessary and possible, raise additional capital from new investors or in the public markets.

As of January 31, 2007, we had an available lease line of $5.5 million with GE Capital that expires on December 31, 2007.

Contractual Obligations

We have contractual obligations in the form of facility leases, capital leases and purchase obligations. The following summarizes the principal payment component of our contractual obligations at December 31, 2006:

	Total	2007	2008	2009	2010	2011	Thereafter
			(Dollars in thousands)				
Facility leases	$29,682	$ 2,892	$2,999	$3,108	$3,164	$3,197	$14,322
Capital lease obligations	11,683	4,226	3,962	2,919	576	—	—
Purchase obligations	3,647	3,647	—	—	—	—	—
Total	$45,012	$10,765	$6,961	$6,027	$3,740	$3,197	$14,322

The following summarizes interest on our contractual obligations at December 31, 2006:

	Total	2007	2008	2009	2010	2011	Thereafter
			(Dollars in thousands)				
Capital lease obligations	$1,760	$958	$574	$202	$26	$—	$—
Total	$1,760	$958	$574	$202	$26	$—	$—

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

We are exposed to financial market risk resulting from changes in interest rates. We do not engage in speculative or leveraged transactions, nor do we utilize derivative financial instruments. We invest in interest-bearing instruments that are classified as cash and cash equivalents, restricted cash and short-term investments. Our investment policy is to manage our total invested funds to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. We invest in debt instruments of U.S. Government agencies and, prior to October 2005, also invested in high-quality corporate issues (Standard & Poor's double "AA" rating and higher). Unrealized gains or losses related to fluctuations in interest rates are reflected in other comprehensive income or loss. Based on our cash and cash equivalents, restricted cash and short-term investments balances at December 31, 2006, a 100 basis point increase or decrease in interest rates would result in an increase or decrease of approximately $510,000 to interest income on an annual basis.

Our capital lease obligations bear interest at fixed rates ranging from approximately 8.3% to 10.6%. The table below outlines the minimum cash outflows for payments on capital lease obligations as described in further detail in the Notes to Consolidated Financial Statements.

	2007	2008	2009	2010	Total	Fair Value
			(Dollars in thousands)			
Capital lease obligations — principal	$4,226	$3,962	$2,919	$576	$11,683	$11,683
Capital lease obligations — interest	958	574	202	26	1,760	1,762
Total	$5,184	$4,536	$3,121	$602	$13,443	$13,445

ITEM 8. *Financial Statements and Supplementary Data.*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Nastech Pharmaceutical Company Inc.:

We have audited the accompanying consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation for all stock-based awards made to employees and directors effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nastech Pharmaceutical Company Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, WA
March 7, 2007

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2004	2005	2006
	(In thousands, except per share data)		
Revenue:			
License and research fees	$ 1,556	$ 7,416	$ 27,265
Government grants	—	—	488
Product revenue	291	33	737
Total revenue	1,847	7,449	28,490
Operating expenses:			
Cost of product revenue	258	21	355
Research and development	21,083	30,334	43,244
Sales and marketing	1,046	1,326	1,927
General and administrative	7,951	9,569	12,281
Total operating expenses	30,338	41,250	57,807
Loss from operations	(28,491)	(33,801)	(29,317)
Other income (expense):			
Interest income	344	1,990	2,789
Interest and other expense	(462)	(352)	(640)
Total other income (expense)	(118)	1,638	2,149
Loss before cumulative effect of change in accounting principle	(28,609)	(32,163)	(27,168)
Cumulative effect of change in accounting principle	—	—	291
Net loss	$(28,609)	$(32,163)	$(26,877)
Loss per common share — basic and diluted:			
Loss before cumulative effect of change in accounting principle	$ (2.21)	$ (1.72)	$ (1.28)
Cumulative effect of change in accounting principle	—	—	0.01
Net loss per common share — basic and diluted	$ (2.21)	$ (1.72)	$ (1.27)
Shares used in computing net loss per share — basic and diluted	12,955	18,719	21,218

See notes to consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Nastech Pharmaceutical Company Inc.:

We have audited the accompanying consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation for all stock-based awards made to employees and directors effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nastech Pharmaceutical Company Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, WA
March 7, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Nastech Pharmaceutical Company Inc.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control, that Nastech Pharmaceutical Company Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commissions (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 7, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, WA
March 7, 2007

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 26,769	$ 28,481
Restricted cash	998	2,155
Short-term investments	32,142	20,357
Accounts receivable	189	2,798
Inventories	2,733	2,203
Prepaid expenses and other current assets	1,545	1,564
Total current assets	64,376	57,558
Property and equipment, net	8,173	15,444
Other assets	404	830
Total assets	$ 72,953	$ 73,832
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,944	$ 4,437
Accrued payroll and employee benefits	1,740	2,652
Accrued expenses	474	882
Capital lease obligations — current portion	2,431	4,226
Deferred revenue — current portion	1,589	2,528
Total current liabilities	9,178	14,725
Capital lease obligations, net of current portion	3,170	7,457
Deferred revenue, net of current portion	4,250	6,138
Other liabilities	788	2,176
Total liabilities	17,386	30,496
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 100,000 shares authorized: no shares issued and outstanding	—	—
Common stock and additional paid-in capital, $0.006 par value; 50,000,000 shares authorized: 20,750,477 shares issued and outstanding as of December 31, 2005 and 22,117,124 shares issued and outstanding as of December 31, 2006	176,192	185,849
Deferred compensation	(4,902)	—
Accumulated deficit	(115,616)	(142,493)
Accumulated other comprehensive loss	(107)	(20)
Total stockholders' equity	55,567	43,336
Total liabilities and stockholders' equity	$ 72,953	$ 73,832

See notes to consolidated financial statements

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2004	2005	2006
	(In thousands, except per share data)		
Revenue:			
License and research fees	$ 1,556	$ 7,416	$ 27,265
Government grants	—	—	488
Product revenue	291	33	737
Total revenue	1,847	7,449	28,490
Operating expenses:			
Cost of product revenue	258	21	355
Research and development	21,083	30,334	43,244
Sales and marketing	1,046	1,326	1,927
General and administrative	7,951	9,569	12,281
Total operating expenses	30,338	41,250	57,807
Loss from operations	(28,491)	(33,801)	(29,317)
Other income (expense):			
Interest income	344	1,990	2,789
Interest and other expense	(462)	(352)	(640)
Total other income (expense)	(118)	1,638	2,149
Loss before cumulative effect of change in accounting principle	(28,609)	(32,163)	(27,168)
Cumulative effect of change in accounting principle	—	—	291
Net loss	$(28,609)	$(32,163)	$(26,877)
Loss per common share — basic and diluted:			
Loss before cumulative effect of change in accounting principle	$ (2.21)	$ (1.72)	$ (1.28)
Cumulative effect of change in accounting principle	—	—	0.01
Net loss per common share — basic and diluted	$ (2.21)	$ (1.72)	$ (1.27)
Shares used in computing net loss per share — basic and diluted	12,955	18,719	21,218

See notes to consolidated financial statements

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock and Additional Paid-In Capital		Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
	(In thousands, except share data)					
Balance December 31, 2003	11,849,128	$ 73,499	$ (749)	$ (54,844)	$ —	$ 17,906
Proceeds from the issuance of common shares and warrants, net	5,386,364	65,176	—	—	—	65,176
Proceeds from the exercise of options and warrants	514,864	2,684	—	—	—	2,684
Compensation related to restricted stock	145,620	1,569	(1,081)	—	—	488
Compensation related to stock options	—	32	472	—	—	504
Net loss	—	—	—	(28,609)	—	(28,609)
Unrealized loss on securities available for sale	—	—	—	—	(1)	(1)
Comprehensive loss	—	—	—	—	—	(28,610)
Balance December 31, 2004	17,895,976	142,960	(1,358)	(83,453)	(1)	58,148
Proceeds from the issuance of common shares, net	1,725,000	21,583	—	—	—	21,583
Proceeds from the exercise of options and warrants	743,868	6,205	—	—	—	6,205
Compensation related to restricted stock	385,633	5,436	(3,823)	—	—	1,613
Compensation related to stock options	—	8	279	—	—	287
Net loss	—	—	—	(32,163)	—	(32,163)
Unrealized loss on securities available for sale	—	—	—	—	(106)	(106)
Comprehensive loss	—	—	—	—	—	(32,269)
Balance December 31, 2005	20,750,477	176,192	(4,902)	(115,616)	(107)	55,567
Cumulative effect of change in accounting principle	—	(5,193)	4,902	—	—	(291)
Proceeds from the exercise of options and warrants	1,105,010	9,867	—	—	—	9,867
Compensation related to restricted stock	261,637	2,326	—	—	—	2,326
Compensation related to stock options	—	2,657	—	—	—	2,657
Net loss	—	—	—	(26,877)	—	(26,877)
Unrealized gain on securities available for sale	—	—	—	—	87	87
Comprehensive loss	—	—	—	—	—	(26,790)
Balance December 31, 2006	22,117,124	$185,849	$ —	$(142,493)	$ (20)	$ 43,336

See notes to consolidated financial statements

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2005	2006
		(In thousands)	
Operating activities:			
Net loss	$(28,609)	$ (32,163)	$(26,877)
Adjustments to reconcile net loss to net cash used in operating activities:			
Non-cash compensation related to stock options	504	287	2,657
Non-cash compensation related to restricted stock	488	1,613	2,326
Depreciation and amortization	1,443	1,832	2,903
Loss on disposition of property and equipment	35	121	25
Cumulative effect of change in accounting principle	—	—	(291)
Changes in assets and liabilities:			
Accounts receivable	104	(189)	(2,609)
Inventories	123	(2,676)	15
Prepaid expenses and other assets	215	(865)	70
Accounts payable	(738)	1,292	1,493
Deferred revenue	6,257	(418)	2,827
Accrued expenses and other liabilities	1,010	(113)	2,708
Net cash used in operating activities	(19,168)	(31,279)	(14,753)
Investing activities:			
Change in restricted cash	—	—	(1,157)
Purchases of investments	(46,589)	(122,822)	(67,595)
Sales and maturities of investments	15,200	130,251	79,467
Purchases of property and equipment	(2,164)	(4,966)	(10,199)
Net cash provided by (used in) investing activities	(33,553)	2,463	516
Financing activities:			
Change in restricted cash	(2,729)	8,002	—
Proceeds from sales of common shares and warrants, net	65,176	21,583	—
Payments on notes payable	(146)	(8,352)	—
Proceeds from notes payable	2,227	—	—
Borrowings under capital lease obligations	1,885	4,273	9,288
Payments on capital lease obligations	(1,100)	(1,923)	(3,206)
Proceeds from exercise of stock options and warrants	2,684	6,205	9,867
Net cash provided by financing activities	67,997	29,788	15,949
Net increase in cash and cash equivalents	15,276	972	1,712
Cash and cash equivalents — beginning of year	10,521	25,797	26,769
Cash and cash equivalents — end of year	$ 25,797	$ 26,769	$ 28,481
Supplemental disclosure:			
Cash paid for interest	$ 414	$ 367	$ 677

See notes to consolidated financial statements

Note 1 — Business and Summary of Significant Accounting Policies

Business

We are a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products based on our proprietary molecular biology-based drug delivery technology. Using our technology, we create or utilize novel formulation components or excipients that can reversibly open the "tight junctions" between cells in various tissues and thereby deliver therapeutic drugs to the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including the epithelial layer of the nasal mucosa, the gastrointestinal tract and the blood brain barrier, which function to provide barrier integrity and to regulate the transport and passage of molecules across these natural boundaries.

We believe our nasal drug delivery technology offers advantages over injectable routes of administration for large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy, and increased patient compliance, due to the elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our nasal drug delivery technology can potentially offer advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects and improved effectiveness by avoiding problems relating to gastrointestinal side effects and first-pass liver metabolism. Although some of our product candidates use our expertise outside this area, this technology is the foundation of our nasal drug delivery platform and we are use it to develop commercial products with our collaboration partners or, in select cases, to develop products that we manufacture and commercialize on our own.

We believe we are also at the forefront of small interfering RNA ("siRNA") therapeutic research and development. Our RNA interference ("RNAi") therapeutic programs are targeted at both developing and delivering novel therapeutics using siRNA to down-regulate the expression of certain disease causing proteins that are over-expressed in inflammation, viral respiratory infections and other diseases.

We are engaged in a variety of research, pre-clinical and clinical development activities to identify and develop viable product candidates in therapeutic areas including osteoporosis, obesity, pain, antivirals, inflammation and metabolic diseases. We and our collaboration partners are developing a diverse portfolio of clinical-stage product candidates for multiple therapeutic areas utilizing our molecular biology-based drug delivery technology. In addition, we have been expanding our RNAi research and development efforts, especially in the pre-clinical area, and have been acquiring and developing an RNAi intellectual property estate and expanding our RNAi pipeline in multiple therapeutic areas.

As of December 31, 2006, we have an accumulated deficit of approximately $142.5 million and expect to incur additional losses in the future as we continue our research and development activities. We have funded our losses primarily through the sale of common stock in the public markets and private placements and also through revenue provided by our collaborative partners. During 2005, we received net proceeds of approximately $21.6 million from a public offering of our common stock pursuant to a shelf registration statement. At December 31, 2006, $125.0 million was available for future sales of our common stock on our shelf registration statement. On January 17, 2007, we raised net proceeds of approximately $41.0 million in a public offering of our common stock, leaving approximately $84.0 million remaining on our effective shelf registration statement.

At December 31, 2006, we have cash, cash equivalents and short term investments of approximately $51.0 million, including approximately $2.2 million in restricted cash.

Summary of Significant Accounting Policies

Principles of Consolidation — The financial statements include the accounts of Nastech Pharmaceutical Company Inc. and our wholly-owned subsidiaries, Atossa HealthCare, Inc. ("Atossa"), Nastech Holdings I, LLC and Nastech Holdings II, LLC. All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Estimates having relatively higher significance include revenue recognition, research and development costs, stock-based compensation and income taxes. Actual results could differ from those estimates.

Cash Equivalents — Cash equivalents consist of cash, money market funds and investments in U.S. Government and Agency Securities and highly-rated investment grade commercial paper with maturities of three months or less at date of purchase. We maintain cash and cash equivalent balances with financial institutions that exceed federally-insured limits. We have not experienced any losses related to these balances, and believe our credit risk is minimal.

Restricted Cash — Amounts pledged as collateral for facility lease deposits are classified as restricted cash. Changes in restricted cash are presented as investing activities in the consolidated statements of cash flows, unless borrowed funds are pledged, then such changes are presented as financing activities in the consolidated statements of cash flows.

Short-term Investments — Investments in marketable securities consist of debt instruments of U.S. government agencies and high quality corporate issuers (Standard & Poor's double "AA" rating and higher), have been categorized as available-for-sale and are stated at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security that is deemed to be other-than-temporary would result in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security would be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. We diversify our holdings and limit holdings in any one issuer to mitigate concentration of credit risk.

Allowance for Doubtful Accounts — We determine the amount and necessity of recording an allowance for doubtful accounts on an individual account basis based on, among other things, historical experience, creditworthiness of significant customers based upon ongoing credit evaluations and recent economic trends that might impact the level of future credit losses. At December 31, 2005 and 2006, the allowance for doubtful accounts was zero.

Inventories — Inventories, substantially all of which are raw materials, consisting primarily of bottles, actuators and the calcitonin-salmon active pharmaceutical ingredient for our calcitonin-salmon nasal spray which were acquired by us in furtherance of satisfying our supply obligations under our agreement with Par Pharmaceutical Companies, Inc. ("Par Pharmaceutical"), are stated at the lower of cost or market (first-in, first-out basis). For a discussion of the status of our collaboration with Par Pharmaceutical, see Note 9: Contractual Agreements — Par Pharmaceutical. Balances on hand in excess of estimated usage within one year are classified as non-current and are included in other assets in the accompanying consolidated balance sheets. At December 31, 2005 and 2006, inventories classified as non-current were zero and $515,000, respectively.

Property and Equipment — Property and equipment is stated at cost and depreciated using the straight-line method over estimated useful lives ranging from three to ten years. Leasehold improvements are stated at cost and amortized using the straight-line method over the lesser of the estimated useful life or the remaining lease term.

When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of long-lived assets — Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are evaluated for possible impairment whenever significant events or changes in circumstances, including changes in our business strategy and plans, indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. We evaluate the carrying value of the asset by comparing the estimated future undiscounted net cash flows to its carrying value. If the net carrying value exceeds the future undiscounted net cash flows, impairment losses are determined from actual or estimated fair values, which are based on market values, net realizable values or projections of discounted net cash flows, as appropriate.

Fair Value of Financial Instruments — We consider the fair value of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities to not be materially different from their carrying value. These financial instruments have short-term maturities. The carrying value of capital lease obligations approximates fair value as interest rates represent current market rates.

Concentration of Credit Risk and Significant Customers — We operate in an industry that is highly regulated, competitive and rapidly changing and involves numerous risks and uncertainties. Significant technological and/or regulatory changes, the emergence of competitive products and other factors could negatively impact our consolidated financial position or results of operations.

We are dependent on our collaborative agreements with a limited number of third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we do not maintain successful collaborative arrangements. Our agreement with Merck & Co., Inc. ("Merck") was terminated in March 2006. Merck accounted for approximately 68% of total revenue for the year ended December 31, 2004. Merck accounted for 48%, Questcor Pharmaceuticals, Inc. ("Questcor") accounted for 27% and Par Pharmaceutical accounted for 11% of total revenue for the year ended December 31, 2005. Procter & Gamble Pharmaceuticals, Inc. ("P&G") accounted for 77% and Merck accounted for 13% of total revenue for the year ended December 31, 2006.

At December 31, 2005, one customer accounted for approximately 56% of accounts receivable and three others accounted for approximately 15%, 13% and 12% of accounts receivable, respectively. At December 31, 2006, one customer accounted for approximately 93% of accounts receivable. All December 31, 2006 accounts receivable balances have been collected as of February 2007.

Revenue Recognition — Our revenue recognition policies are based on the requirements of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition," and the provisions of Emerging Issues Task Force Issue ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables" and the guidance set forth in EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred". Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, collectibility is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be realized within the next twelve months is classified as current.

Substantially all of our revenues are generated from research and licensing arrangements with partners that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, using the framework outlined in EITF 00-21, whether (a) an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our research and licensing arrangements may include upfront non-refundable payments, development milestone payments, payments for contract research and development services performed, patent-based or product sale royalties, government grants and product sales. For each separate unit of accounting, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when we do not have an objective fair value for a delivered item. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

Revenue from research and licensing agreements is recorded when earned based on the performance requirements of the contract. Nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred and recognized as revenue over the development period or as we provide the services required under the agreement. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development. The timing and amount of revenue that we recognize from licenses of technology, either from upfront fees or milestones where we are providing continuing services related to product development, is dependent upon on our estimates of filing dates or development costs. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof, is recognized prospectively, over the remaining estimated product development period.

Milestones typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as initiation or completion of specified clinical development activities. We believe that a milestone represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestones as revenue when they become due and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, revenue is recognized in manner similar to that of an upfront technology license fee.

Revenue from contract research and development services performed is generally received for services performed under collaboration agreements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Under the guidance of EITF Issue 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue in the consolidated statement of operations rather than as a reduction in expenses.

Royalty revenue is generally recognized at the time of product sale by the licensee.

Government grant revenue is recognized during the period qualifying expenses are incurred for the research that is performed as set forth under the terms of the grant award agreements, and when there is reasonable assurance that we will comply with the terms of the grant and that the grant will be received.

Product sales revenue is recognized when the manufactured goods are shipped to the purchaser and title has transferred. Provision for potential product returns has been made on a historical trends basis. To date, we have not experienced any significant returns from our customers.

Shipping and Handling Costs — Costs of shipping and handling for delivery of our products that are reimbursed by our customers are recorded as revenue in the statement of operations. Shipping and handling costs are charged to cost of goods sold as incurred.

Research and Development Costs — All research and development ("R&D") costs are charged to operations as incurred. Our R&D expenses consist of costs incurred for internal and external R&D. These costs include direct and research-related overhead expenses. We recognize clinical trial expenses, which are included in research and development expenses, based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. We believe that this method best approximates the efforts expended on a clinical trial with the expenses recorded. We adjust our rate of clinical expense recognition if actual results differ from its estimates. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue and research and development expenses of changes in our estimates and the timing thereof, is recognized prospectively, over the remaining estimated product development period. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development.

When we acquire intellectual properties from others, the purchase price is allocated, as applicable, between In-Process Research and Development ("IPR&D"), other identifiable intangible assets and net tangible assets. Our policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires us to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project of technology and discounting the net cash flows back to their present values. The discount rate used is determined at the acquisition date, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility. Amounts recorded as IPR&D are charged to R&D expense upon acquisition.

Stock-Based Compensation — On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) "Share-Based Payment" ("SFAS 123R") which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options and restricted stock based on estimated fair value. SFAS 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued SAB No. 107 relating to application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The accompanying consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, our consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect this change.

Stock-based compensation expense is based on the value of the portion of the stock-based award that will vest during the period, adjusted for expected forfeitures. Stock-based compensation recognized in our consolidated financial statements for the year ended December 31, 2006 includes compensation cost for stock-based awards granted prior to, but not fully vested as of December 31, 2005 and stock-based awards granted subsequent to December 31, 2005. The compensation cost for awards granted prior to January 1, 2006 is based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 while awards granted after December 31, 2005 follow the provisions of SFAS 123R to determine the fair value at the date of grant and compensation cost. Compensation cost for all stock-based awards is recognized using the straight-line method over the vesting period.

The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of $291,000 as of January 1, 2006, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense for restricted stock awards, rather than recording forfeitures when they occur as previously permitted.

FAS 123R requires us to disclose pro-forma information for periods prior to our January 1, 2006 adoption of the standard. The following table illustrates the effect on net loss and loss per share for the years ended December 31,

2004 and 2005 if we had recognized compensation expense for all share-based payments to employees and directors based on their fair values:

	Years Ended December 31,	
	2004	2005
	(Dollars in thousands, except per share amounts)	
Net loss, as reported	$(28,609)	$(32,163)
Add: stock-based employee compensation under APB 25 included in reported net loss	992	1,900
Deduct: stock-based employee compensation, determined under fair value method	(5,585)	(6,189)
Proforma net loss	$(33,202)	$(36,452)
Loss per share:		
Basic and diluted — as reported	$ (2.21)	$ (1.72)
Basic and diluted — proforma	$ (2.56)	$ (1.95)

Upon adoption of SFAS 123R we continued to use the Black-Scholes option pricing model as our method of valuation for stock-based awards. Our determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected life of the award, expected stock price volatility over the term of the award and actual and projected exercise behaviors. Although the fair value of stock-based awards is determined in accordance with SFAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

Net Loss per Common Share — Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share excludes the effect of common stock equivalents (stock options, unvested restricted stock and warrants) since such inclusion in the computation would be anti-dilutive. The following numbers of shares have been excluded:

	Years Ended December 31,		
	2004	2005	2006
Stock options outstanding under our various stock option plans	2,760,752	2,688,199	2,412,414
Unvested restricted stock	145,620	444,322	544,480
Warrants	1,486,073	1,403,047	660,814
Total	4,392,445	4,535,568	3,617,708

Advertising Costs — Advertising costs are expensed as incurred and are included in sales and marketing expense. For the years ended December 31, 2004, 2005 and 2006, total advertising expense was approximately $9,000, $8,000 and $7,000, respectively.

Operating leases — We lease our facilities under operating leases. Our lease agreements may contain tenant improvement allowances, rent holidays, lease premiums, and lease escalation clauses. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, we record a deferred rent liability on the consolidated balance sheets and amortize the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of operations. For scheduled rent escalation clauses over the course of the lease term or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expense on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Loss — Comprehensive loss is comprised of net loss and net unrealized gains or losses on available-for-sale securities and is presented in the accompanying consolidated statement of stockholders' equity.

Reclassifications — Certain reclassifications have been made to prior years' financial statements to conform with current year presentations. Such reclassifications had no effect on stockholders' equity, net loss, or net increase in cash and cash equivalents.

Recent Accounting Pronouncements — In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. We are required to adopt SFAS 154 in 2006. Our results of operations and financial condition will only be impacted by SFAS 154 if we implement changes in accounting principles that are addressed by the standard or correct accounting errors in future periods.

In November 2005, the FASB issued FASB Staff Position ("FSP") No. 115-1 and SFAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. The adoption of this accounting principle did not have a significant impact on our consolidated financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position No. 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." The FSP provides an alternative method of calculating excess tax benefits (the APIC pool) from the method defined in SFAS 123R for stock-based payments. A one-time election to adopt the alternate method in this FSP is available to those entities adopting SFAS 123R using either the modified retrospective or modified prospective method. We elected not to use this alternate method to calculate our APIC pool at adoption of SFAS 123R.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective beginning January 1, 2007. While we are in the process of evaluating FIN 48 as it relates to our tax positions for purposes of determining the effect, if any, that the adoption of FIN 48 will have, we do not believe that adoption of FIN 48 will have a significant impact on our consolidated financial position or results of operations.

In September 2006, the FASB released SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS 158 requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 is effective as of December 31, 2006. It is expected that SFAS 158 will not have a significant impact on our consolidated financial position or results of operations.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with early application encouraged. SAB 108 did not have a significant impact on our consolidated financial position or results of operations.

In October 2006, the FASB issued FASB Staff Position No. 123R-5, "Amendment of FASB Staff Position FAS 123R-1, ("FSP 123R-5"). FSP 123R-5 amends FSP 123R-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. In such circumstances, no change in the recognition or the measurement date of those instruments will result if both of the following conditions are met: a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner. In September 2006, our Board of Directors (the "Board") authorized a modification to our stock option plans to provide antidilution adjustments for outstanding stock options in the event of an equity restructuring. These modifications were not added in contemplation of an equity restructuring. In accordance with FSP 123R-5, there was no change in the recognition date for the modified options, all holders will be treated in the same manner, and there was no accounting impact and no effect on our consolidated financial position or results of operations.

Note 2 — Short-term Investments

Short-term investments are comprised of the following (dollars in thousands):

December 31, 2005	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis
Type of security:				
Commercial Paper and Corporate Bonds	$15,270	$—	$ (46)	$15,224
U.S. Government and Agency Securities	16,976	—	(58)	16,918
Total	$32,246	$—	$(104)	$32,142

December 31, 2006	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis
Type of security:				
U.S. Government and Agency Securities	$20,373	$—	$(16)	$20,357
Total	$20,373	$—	$(16)	$20,357

Unrealized losses have existed for less than 12 months. We do not believe any unrealized losses represent an other-than-temporary impairment based on our evaluation of available evidence at December 31, 2006. We currently have the financial ability to hold short-term investments with unrealized losses until maturity and not incur any recognized losses.

In addition, at both December 31, 2005 and December 31, 2006, gross unrealized losses on cash and cash equivalents were approximately $3,000.

Note 3 — Property and Equipment

Property and equipment at December 31, 2005 and 2006 are comprised of the following (in thousands):

	2005	2006
Furniture and fixtures	$ 882	$ 1,701
Machinery and equipment	7,428	10,342
Computer equipment and software	2,361	3,846
Leasehold improvements	2,817	7,492
	13,488	23,381
Less accumulated depreciation and amortization	5,315	7,937
Net property and equipment	$ 8,173	$15,444

Assets under capital lease, primarily equipment, totaled approximately $8.8 million and $15.4 million at December 31, 2005 and 2006, respectively, and accumulated amortization of capital leases totaled approximately $2.6 million and $3.4 million at December 31, 2005 and 2006, respectively.

Note 4 — Employee Benefit Plan

We have a 401(k) plan for employees meeting eligibility requirements. Eligible employees may contribute up to 100% of their eligible compensation, subject to IRS limitations. Our contributions to the plans are discretionary as determined by our Board. Effective January 1, 2004, we implemented a matching program to match employee contributions of up to 6% of compensation at 25 cents for each dollar contributed by the employee. Employer contributions were $79,000, $112,000 and $151,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

Note 5 — Letter of Credit

During 2004 and until February 2005, when the credit facility was repaid and terminated, we had a line of credit with a bank providing for borrowings up to $11.5 million, a portion of which was available for issuance of a standby letter of credit. Interest on borrowings was LIBOR based, and at December 31, 2004 was 3.25% on borrowings of approximately $8.3 million.

At December 31, 2005 and 2006, we had a letter of credit with the bank, pursuant to which a standby letter of credit in the amount of approximately $1.0 million and $2.2 million, respectively, had been issued to the landlord of our Bothell, Washington facilities.

Note 6 — Stockholders' Equity

Preferred Stock — Our Board has the authority, without action by the stockholders, to designate and issue up to 100,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. No shares of preferred stock have been designated or issued.

Common Stock — Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of shares of our common stock are entitled to receive dividends that are declared by the Board out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.

In July 2005, our stockholders approved a change in our capital structure by increasing the number of authorized shares of common stock from 25,000,000 to 50,000,000. There were no changes to the rights, preferences or privileges of our common stock.

Stockholder Rights Plan — In February 2000, our Board adopted a stockholder rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Each right entitles the holder, once the right becomes exercisable, to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $.01 per share. We issued these rights in March 2000 to each stockholder of record on such date, and these rights attach to shares of common stock subsequently issued. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board and could, therefore, have the effect of delaying or preventing someone from taking control of us, even if a change of control were in the best interest of our stockholders.

Holders of our preferred share purchase rights are generally entitled to purchase from us one one-thousandth of a share of Series A preferred stock at a price of $50.00, subject to adjustment as provided in the Stockholder Rights Agreement. These preferred share purchase rights will generally be exercisable only if a person or group becomes the beneficial owner of 15 percent or more of our outstanding common stock or announces a tender offer for 15 percent or more of our outstanding common stock. Each holder of a preferred share purchase right, excluding an acquiring entity or any of its affiliates, will have the right to receive, upon exercise, shares of our common stock, or shares of stock of the acquiring entity, having a market value equal to two times the purchase price paid for one one-thousandth of a share of Series A preferred stock. The preferred share purchase rights expire on March 17, 2010, unless we extend the expiration date or in certain limited circumstances, we redeem or exchange such rights prior to such date. Initially, 10,000 Series A Junior Participating Preferred shares were authorized. In January 2007, this was increased to 50,000 shares so that a sufficient number of Series A Junior Participating Preferred shares would be available to the holders of shares of common stock for issuance in satisfaction of such rights, given increases in the number of shares of common stock outstanding.

Shelf Registration Statement — At December 31, 2006, we had one effective shelf registration statement on Form S-3, pursuant to which we may issue common stock or warrants, up to an aggregate of $125.0 million. A shelf registration statement enables us to raise capital from the offering of securities covered by the shelf registration statement, from time to time and through one or more methods of distribution, subject to market conditions and cash needs.

Common Stock Offerings — In June 2004, we completed the public offering of 1,136,364 shares of our common stock, and warrants to purchase up to 511,364 shares of common stock at an exercise price of $14.40 per share, pursuant to a shelf registration statement. The offering resulted in gross proceeds of approximately $12.5 million, prior to the deduction of fees and commissions of $229,000. The warrants vested in December 2004, and are exercisable until June 2009. At December 31, 2006, no warrants issued in connection with this private placement have been exercised. Subsequent dilution has resulted in a contractual increase in the number of warrants to 516,384 and a reduction in exercise price to $14.26.

In December 2004, we completed the public offering of 4,250,000 shares of our common stock at a public offering price of $13.50 per share pursuant to a shelf registration statement. The offering resulted in gross proceeds of approximately $57.4 million, prior to the deduction of fees and commissions of approximately $4.5 million.

In August 2005, we completed the public offering of 1,725,000 shares of our common stock at a public offering price of $13.50 per share pursuant to a shelf registration statement. The offering resulted in gross proceeds of approximately $23.3 million, prior to the deduction of fees and commissions of approximately $1.7 million.

In January 2007, we completed a public offering of 3,250,000 shares of our common stock at a public offering price of $13.00 per share pursuant to our $125.0 million shelf registration statement. The offering resulted in gross proceeds of approximately $42.2 million, prior to the deduction of fees and commissions of approximately $1.2 million.

Stock Incentive Plans — In 2004, we established the 2004 Stock Incentive Plan (the "2004 Plan") under which a total of 600,000 shares were reserved for issuance. In July 2005, stockholders approved amendments to the 2004 Plan, including an amendment to increase the number of shares authorized for issuance under the 2004 Plan to 1,350,000 shares. In June 2006, stockholders approved an additional amendment to increase the number of shares authorized for issuance under the 2004 Plan to 2,350,000 shares. In addition, we maintain a 1990 Stock Option Plan, a 2000 Nonqualified Stock Option Plan and a 2002 Stock Option Plan. Under our 1990, 2000 and 2002 stock compensation plans, we are authorized to grant options to purchase shares of common stock to our employees, officers and directors and other persons who provide us services. The options to be granted are designated as either incentive stock options or non-incentive stock options by the Board, which also has discretion as to the person to be granted options, the number of shares subject to the options and the terms of the option agreements. Only employees, including officers and part-time employees, may be granted incentive stock options. Under our 2004 Stock Incentive Plan, we are authorized to grant awards of restricted stock, stock appreciation rights and performance shares, in addition to stock options. As of December 31, 2006, no stock appreciation rights or performance shares have been granted. Options granted under the plans generally have terms of ten years from the date of grant, and generally vest over three or four years. We generally issue new shares for option exercises unless treasury shares are available for issuance. We have no treasury shares as of December 31, 2006 and have no plans to purchase any in the next year, however, we may accept the surrender of vested restricted shares from employees to cover tax requirements at our discretion.

In September 2006, our Board authorized a modification to our stock option plans to provide antidilution adjustments for outstanding stock options in the event of an equity restructuring. These modifications were not added in contemplation of an equity restructuring.

In May 2002, we extended the term of the employment agreement of our Chief Executive Officer ("CEO") through December 31, 2006. In connection with the extension, we granted our CEO an option to purchase 800,000 shares of common stock at an exercise price of $12.94 per share, which was the market price at the date of grant. The options vested as follows: 200,000 options immediately and 200,000 options each in August 2003, August 2004 and August 2005. Our stockholders approved the option plan that included the CEO options in June 2002 when the stock price was $15.43 per share. The change in price between the date of grant and the date the plan was approved by our stockholders resulted in deferred stock-based compensation expense of approximately $2.0 million that was recognized as expense on a straight-line basis over the vesting period. We recognized expense of approximately $472,000 in 2004 and $279,000 in 2005 related to those grants. No expense was recognized in 2006 as all options were vested in 2005.

At December 31, 2006, options to purchase up to 2,412,412 shares of our common stock were outstanding under our various stock incentive plans, restricted stock awards for an aggregate of 544,480 shares of our common stock were outstanding under our 2004 Plan and 971,492 shares were available for future grants or awards under our various stock incentive plans.

Restricted Stock Awards — Pursuant to restricted stock awards granted under our 2004 Plan, we have issued shares of restricted stock to certain employees and members of our Board. Non-cash compensation expense is being recognized on a straight-line basis over the applicable vesting periods of one to four years of the restricted shares based on the fair value of such restricted stock on the grant date. Additional information on restricted shares is as follows:

	Years Ended December 31,		
	2004	2005	2006
Unvested restricted shares outstanding, beginning of period	—	145,620	444,322
Restricted shares issued	148,020	415,253	300,536
Restricted shares forfeited	(2,400)	(29,620)	(21,988)
Restricted shares vested	—	(86,931)	(178,390)
Unvested restricted shares outstanding, end of period	145,620	444,322	544,480
Weighted average grant date fair value per share	$ 10.89	$ 13.90	$ 14.43

The 544,480 unvested restricted shares outstanding at December 31, 2006 are scheduled to vest as follows: 212,835 shares in 2007, 191,349 shares in 2008 and 140,296 shares in 2009. In 2004, 2005 and 2006, we recorded stock-based compensation expense related to the amortization of restricted stock grants of approximately $0.5 million, $1.6 million and $2.3 million. The fair value of restricted stock vested in 2004, 2005 and 2006 was approximately $2.4 million, $1.1 million and $2.2 million.

Stock Options — Option activity under the plans was as follows:

	Years Ended December 31,					
	2004		2005		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	3,010,550	$10.43	2,760,752	$11.36	2,688,199	$12.92
Granted	217,000	11.35	703,000	14.59	123,633	13.98
Exercised	(430,132)	5.09	(660,842)	8.25	(390,887)	11.69
Expired	(667)	12.43	(65,846)	15.13	(1,500)	12.65
Terminated and canceled	(35,999)	8.77	(48,865)	9.20	(7,033)	11.05
Outstanding at end of period	2,760,752	$11.36	2,688,199	$12.92	2,412,412	$13.18
Exercisable at end of period	1,893,567	$10.69	1,717,240	$11.29	1,778,015	$12.76

The following table summarizes additional information on our stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercisable Price
$ 5.63 - $10.50	440,112	4.4	$ 8.78	419,113	$ 8.73
$10.51 - $12.33	162,667	4.3	11.18	150,501	11.15
$12.94 - $12.94	800,000	5.3	12.94	800,000	12.94
$13.35 - $16.00	909,633	8.1	14.57	308,401	14.61
$25.00 - $25.00	100,000	5.3	25.00	100,000	25.00
Totals	2,412,412	6.1	$13.18	1,778,015	$12.76
Exerciseable at Dec. 31, 2006	1,778,015	5.3			

Determining Fair Value Under SFAS 123R

Valuation and Amortization Method. We estimate the fair value of stock-based awards on the grant date using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the requisite service periods, which are generally the vesting periods.

Expected Life. The expected life of awards granted represents the period of time that they are expected to be outstanding. We use the simplified method prescribed under SAB 107 to determine the expected life based on the average of the vesting period(s) and the contractual life of the option. Stock options granted during 2004 and 2005 had vesting periods of one, three or four years and contractual terms of ten years, resulting in expected terms ranging from five to six years. Stock options granted during 2006 had vesting periods of one or three years and contractual terms of ten years, resulting in expected terms of 5.5 or 6.0 years, respectively. Options vesting over multiple years vest proportionately on each annual anniversary date.

Expected Volatility. We estimate the volatility of our common stock at the date of grant based solely on the historical volatility of our common stock. The volatility factor used in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected life of the award.

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the estimated expected life of the award.

Expected Dividend Yield. We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model.

Expected Forfeitures. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation only for those awards that are expected to vest.

A summary of the weighted average assumptions and results for options granted during the periods presented is as follows:

	2004	2005	2006
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.4%	4.1%	4.7%
Expected stock volatility	78%	74%	70%
Expected option life	5 years	6 years	5.7 years
Weighted average fair value granted	$ 7.75	$ 10.29	$ 9.05

Stock-based Compensation — The following table summarizes stock-based compensation expense recorded related to stock-based awards (in thousands):

	2004	2005	2006
Stock-based compensation:			
Research and development	$ 51	$ 519	$2,106
Sales and marketing	14	68	250
General and administrative	927	1,313	2,627
Total stock-based compensation	$992	$1,900	$4,983

As of December 31, 2006, we had approximately $3.4 million of total unrecognized compensation cost related to unvested stock options granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. We expect to recognize this cost over a weighted average period of approximately 1.3 years. Our total unrecognized compensation cost related to unvested restricted stock awards granted under our 2004 Stock Incentive Plan was approximately $6.7 million at December 31, 2006. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. We expect to recognize this cost over a weighted average period of approximately 1.4 years.

At December 31, 2006, the aggregate intrinsic value of options outstanding and exercisable was $5.7 million and $5.2 million, respectively.

The intrinsic value of stock options outstanding and exercisable at December 31, 2006 is based on the $15.13 closing market price of our common stock on that date, and is calculated by aggregating the difference between $15.13 and the exercise price of each of the approximately 2.3 million outstanding vested and unvested stock options which have an exercise price less than $15.13. The total intrinsic value of options exercised during 2004, 2005 and 2006 was approximately $2.2 million, $3.4 million and $2.2 million, respectively, determined as of the date of exercise. The total fair value of options that vested during 2006 was approximately $3.9 million. The total fair value of options that were forfeited during 2006 was approximately $65,000.

During 2004, 2005 and 2006, we recorded stock-based compensation expense related to stock options of approximately $0.5 million, $0.3 million and $2.7 million.

Warrants — In connection with offerings of our common stock, we have issued warrants to purchase shares of our common stock. At December 31, 2006, there were warrants outstanding for the purchase of 660,814 shares of our common stock with exercise prices ranging from $11.09 to $14.26, which will expire in September 2008 and June 2009, respectively, with a weighted average exercise price of $13.57 per share.

Note 7 — Income Taxes

Our net deferred tax assets as of December 31, 2005 and 2006 are as follows (in thousands):

	Years Ended December 31, 2005	Years Ended December 31, 2006
Deferred tax assets:		
Net operating loss carryforwards	$ 39,232	$ 44,019
Federal and State tax credits	4,427	5,944
Depreciation & amortization	1,329	2,981
Deferred revenue	2,044	3,033
Other	636	2,112
Total deferred tax assets	47,668	58,089
Valuation allowance	(47,668)	(58,089)
Net deferred taxes	$ —	$ —

We continue to record a valuation allowance in the full amount of deferred tax assets since realization of such tax benefits has not been determined by our management to be more likely than not. The valuation allowance increased $12.4 million, $12.5 million and $10.4 million during 2004, 2005 and 2006, respectively. As a result of the valuation allowance, there were no tax benefits or expenses recorded in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2005 or 2006.

At December 31, 2006, we had available net operating loss carryforwards for federal and state income tax reporting purposes of approximately $121.2 million and $32.5 million, respectively, and had available tax credits of approximately $5.9 million, which are available to offset future taxable income. A portion of these carryforwards will expire in 2007 and will continue to expire through 2026 if not otherwise utilized. Our ability to use such net operating losses and tax credit carryforwards may be limited by change of control provisions under Sections 382 and 383 of the Internal Revenue Code.

During 2004, 2005 and 2006, employee stock options were exercised that resulted in income tax deductions in the amount of approximately $2.9 million, $3.4 million and $2.2 million, respectively. The cumulative total of such deductions at December 31, 2006 is approximately $14.0 million. During 2005 and 2006, we reported income tax deductions of approximately $1.1 million and $2.5 million related to restricted stock. Tax benefits in excess of stock-based compensation expense recorded for financial reporting purposes relating to such stock options and restricted stock will be credited to additional paid-in capital in the period the related tax deductions are realized.

The difference between the expected benefit computed using the statutory tax rate and the recorded benefit of zero is primarily due to the change in the valuation allowance.

Note 8 — Commitments and Contingencies

Leases — We lease space for our manufacturing, research and development and corporate offices in Bothell, Washington under operating leases expiring in 2016 and for manufacturing, warehousing and research and development activities in Hauppauge, New York under operating leases expiring in June 2010. In connection with the terms of our lease of our Bothell, Washington facilities, we provide our landlords with stand-by letters of credit that total approximately $2.2 million.

Rent expense approximated $1.5 million in 2004, $2.0 million in 2005, and $2.8 million in 2006.

We have entered into a capital lease agreement with GE Capital Corporation (the "Lease"), which allows us to finance certain property and equipment purchases over three- or four-year terms depending on the type of equipment. Under this agreement, we purchase assets approved by GE Capital Corporation, at which date GE Capital Corporation assumes ownership of the assets and we are reimbursed. The equipment is then leased to us. We borrowed approximately $1.9 million in 2004, $4.3 million in 2005 and $9.3 million in 2006. Our annual borrowing limit for 2007 is $5.5 million. Interest rates on capital lease borrowings averaged approximately 8.9% during 2004, 9.5% during 2005 and 9.8% during 2006. Assets leased are pledged as collateral for capital lease borrowings.

The following is a schedule of future annual minimum lease payments under facility operating leases and capital leases as of December 31, 2006 (in thousands):

	Operating	Capital	Total
2007	$ 2,892	$ 5,184	$ 8,076
2008	2,999	4,536	7,535
2009	3,108	3,121	6,229
2010	3,164	602	3,766
2011	3,197	—	3,197
Thereafter	14,322	—	14,322
Less amount representing interest	—	(1,760)	(1,760)
Total	$29,682	$11,683	$41,365

Contingencies — We are subject to various legal proceedings and claims that arise in the ordinary course of business. Our management currently believes that resolution of such legal matters will not have a material adverse impact on our consolidated financial position, results of operations or cash flows.

Note 9 — Contractual Agreements

Procter & Gamble ("P&G") — In January 2006, we entered into a License Agreement (the "License Agreement") with P&G to develop and commercialize our PTH(1-34) nasal spray for the treatment of osteoporosis. Under terms of the License Agreement, we granted P&G rights to the worldwide development and commercialization of our PTH(1-34) nasal spray in exchange for an upfront fee, research and development expense reimbursements and potential for future milestone payments and royalties on product sales. Payments we have already received under the License Agreement include a $10.0 million initial payment upon execution of the License Agreement, which has been recorded as deferred revenue and is being amortized into revenue over the estimated development period, and a $7.0 million milestone payment received and recognized in full as revenue in 2006. In total, milestone payments could reach $577 million over the life of the partnership depending upon the successful completion of specified development, regulatory and commercialization goals, although there can be no assurance that any such milestones will be achieved. Under the License Agreement, we are eligible to receive double-digit patent-based royalties, with the rate escalating upon the achievement of certain sales levels.

We will jointly develop our PTH(1-34) nasal spray and P&G will reimburse us for development activities performed by us under the License Agreement. P&G will assume responsibility for clinical and non-clinical studies and will direct regulatory approval and worldwide sales, marketing and promotion of our PTH(1-34) nasal spray while we will be responsible for the chemistry, manufacturing and controls ("CMC") sections of the FDA regulatory submission. In June 2006, we entered into an agreement with P&G to manufacture and supply PTH(1-34) nasal spray for the potential commercialization of this investigational product for the treatment of osteoporosis. Under terms of the supply agreement, we will be the exclusive manufacturer of the PTH(1-34) nasal spray and will manufacture the product and supply it to P&G at a transfer price that includes a manufacturing profit if the product is approved.

On December 4, 2006, we entered into the First Amendment (the "Amendment") to the License Agreement with P&G relating to PTH(1-34). Under the terms of the Amendment, an additional Phase 2 dose ranging study relating to PTH(1-34) has been added to the clinical development program under the License Agreement and is planned to begin in 2007. In addition, the Amendment modifies contractual milestone payment terms under the License Agreement relating to a $15.0 million milestone payment which we had previously anticipated receiving in 2006. The amended milestone payment terms now require a $5.0 million payment on the initiation of an additional Phase 2 dose ranging study and a $10.0 million payment on the initiation of a Phase 3 clinical study.

Galenea — In February 2006, we acquired RNAi intellectual property ("IP") and other RNAi technologies from Galenea Corporation ("Galenea"). The IP acquired from Galenea includes patent applications licensed from the Massachusetts Institute of Technology that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus, and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for RNAi. Additionally, we assumed Galenea's awarded and pending grant applications from the National Institute of Allergy and Infectious Diseases, a division of the National Institutes of Health ("NIH"), and the Department of Defense to support the development of RNAi-based antiviral drugs.

RNAi-based therapeutics offers a potentially effective treatment for a future influenza pandemic, which we believe is an urgent global concern. This program complements our current TNF-alpha RNAi program targeting inflammation, since a consequence of influenza infection can be life-threatening respiratory and systemic inflammation.

Consideration for the acquisition consisted of an upfront payment and may include contingent payments based upon certain regulatory filings and approvals, and the sale of products. In connection with the transaction, we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use as set forth in SFAS No. 2, "Accounting for Research and Development Costs." This charge was included in research and development expense in 2006.

Amylin Pharmaceuticals, Inc. — In June 2006, we entered into an agreement with Amylin Pharmaceuticals, Inc. ("Amylin") to develop a nasal spray formulation of exenatide for the treatment of type 2 diabetes. Preclinical studies of the formulation have been completed in preparation for initiating studies in human subjects. Amylin filed an Investigational New Drug application ("IND") with the FDA in July 2006 to allow clinical trials to begin, and began clinical trials in the third quarter of 2006.

Under terms of the agreement, we will receive milestone payments and royalties on product sales. If the development program is successful and the product continues to move forward, milestone payments could reach up to $89.0 million in total, based on specific development, regulatory, and commercialization goals. Royalty rates escalate with product success.

Under the terms of our agreement with Amylin, we will jointly develop the nasal spray formulation with Amylin utilizing our proprietary nasal delivery technology, and Amylin will reimburse us for any development activities we perform under the agreement. Amylin has overall responsibility for the development program including clinical, non-clinical and regulatory activities, and our efforts will focus on drug delivery and CMC activities. If a supply agreement is reached between the companies, we may supply commercial product to Amylin and their exenatide collaboration partner, Eli Lilly and Company, however, there can be no assurance that such a supply agreement will be executed.

Par Pharmaceutical — In October 2004, we entered into a license and supply agreement with Par Pharmaceutical for the exclusive U.S. distribution and marketing rights to a generic calcitonin-salmon nasal spray for the treatment of osteoporosis. Under the terms of the agreement with Par Pharmaceutical, we will manufacture and supply finished calcitonin-salmon nasal spray product to Par Pharmaceutical, while Par Pharmaceutical will distribute the product in the U.S. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and a profit sharing following commercialization.

In December 2003, we submitted to the FDA an Abbreviated New Drug Application ("ANDA") for a calcitonin-salmon nasal spray for the treatment of osteoporosis, and in February 2004, the FDA accepted the submission for our ANDA for the product. In September 2005, a citizen's petition was filed with the FDA requesting that the FDA not approve our ANDA as filed prior to additional studies for safety and bioequivalence. In October 2005, we filed a response requesting that the FDA deny this citizen's petition on the grounds that no additional information is necessary from a scientific or medical basis and that such additional information is not required under applicable law. In March 2006, the petitioner submitted an additional request to the FDA in response to our assertions in our October 2005 submission to the FDA. In May 2006, we filed an additional response requesting that the FDA deny the citizen's petition.

Apotex Inc. ("Apotex") has filed a generic application for its nasal calcitonin-salmon product with a filing date that has priority over our ANDA for calcitonin-salmon nasal spray. In November 2002, Novartis AG ("Novartis") brought a patent infringement action against Apotex claiming that Apotex's nasal calcitonin-salmon product infringes on Novartis' patents, seeking damages and requesting injunctive relief. That action is still pending. We are unable to predict what, if any, effect the Novartis action will have on Apotex's ability or plans to commence marketing its product.

In July 2006, we received written notification from the FDA stating that our ANDA for nasal calcitonin-salmon was not approvable at that time. The FDA expressed a concern relating to the potential for immunogenicity that might result from a possible interaction between calcitonin-salmon and chlorobutanol, the preservative in the formulation. In September 2006, we announced that we had submitted a response to the FDA's Office of Generic Drugs regarding the potential for such immunogenicity. The FDA has accepted our submission for review, indicating that the generic division of the FDA has maintained jurisdiction of our filing. The FDA is actively reviewing this amendment, and has requested additional information. We expect to submit this additional information in the first half of 2007, but we do not know the timeline over which the FDA will review this information, nor can we be sure that our additional information will fully satisfy the FDA's request. To date, the FDA has informally communicated to us that it has determined that our nasal calcitonin product is bioequivalent to the reference listed drug, Miacalcin®. The FDA has also completed Pre-Approval Inspections of both of our nasal spray manufacturing facilities. If we are not successful at keeping our application as an ANDA, a 505(b)(2) NDA may be pursued or the application may be withdrawn. At this time, we are not able to determine whether the citizen's petition will delay the FDA's approval of our ANDA, nor can we determine how the Apotex filing priority will be resolved, or when, if at all, our calcitonin product will receive marketing approval from the FDA.

Our formulation of calcitonin-salmon nasal spray was specifically developed to be similar to Novartis' currently marketed calcitonin-salmon nasal spray, Miacalcin®, in order to submit the application as an ANDA. Thus, our formulation does not utilize our advanced tight junction drug delivery technology, which is currently being used in development of our proprietary pipeline of peptide and protein therapeutics.

Questcor/QOL Medical, LLC — In connection with the 2003 sale of certain assets relating to our Nascobal® brand products, including the Nascobal® (Cyanocobalamin USP) nasal gel and nasal spray, to Questcor, Questcor agreed to make payments of: (i) $2.0 million contingent upon FDA approval of a New Drug Application for the Nascobal® nasal spray product; and (ii) $2.0 million contingent upon issuance of a U.S. patent for the Nascobal® nasal spray product. FDA approval for the Nascobal® nasal spray product was granted in January 2005, and the $2.0 million payment due upon this milestone was received from Questcor in February 2005.

Under the terms of a supply agreement between the parties, subject to certain limitations, we were obligated to manufacture and supply, and Questcor was obligated to purchase from us, all of Questcor's requirements for Nascobal® nasal gel and spray.

In October 2005, with our consent, Questcor assigned all of its rights and obligations under the Questcor Asset Purchase and Supply Agreements dated June 2003 (the "Questcor Agreements") to QOL Medical, LLC ("QOL"). We received $2.0 million from Questcor in October 2005 in consideration for our consent to the assignment and in connection with our entering into an agreement with QOL which modified certain terms of the Questcor Agreements. The $2.0 million is being recognized ratably over the five-year life of the QOL agreement. QOL has also assumed Questcor's obligation to pay us $2.0 million on the issuance by the U.S. Patent and Trademark Office of a patent covering any formulation that treats any indication identified in our NDA for Nascobal® nasal spray. Pursuant to the terms of our agreement with Questcor, we will continue to prosecute the pending U.S. patents for the Nascobal® nasal spray product on behalf of QOL. We recognized product revenue relating to the supply agreement of approximately $300,000 in 2004, $33,000 in 2005 and $737,000 in 2006.

Alnylam Pharmaceuticals, Inc. — In July 2005, we announced that we had acquired an exclusive InterfeRx™ license from Alnylam Pharmaceuticals, Inc. ("Alnylam") to discover, develop, and commercialize RNAi therapeutics directed against TNF-alpha, a protein associated with inflammatory diseases including rheumatoid arthritis and certain chronic respiratory diseases. Under the agreement, Alnylam received an initial license fee from us and is entitled to receive annual and milestone fees and royalties on sales of any products covered by the licensing agreement. We expensed the initial license fee as research and development expense in 2005.

Merck — In September 2004, we entered into an Exclusive Development, Commercialization and License Agreement and a separate Supply Agreement (collectively, the "Merck Agreements") with Merck, for the global development and commercialization of PYY(3-36) nasal spray, our product for the treatment of obesity. The Merck Agreements provide that Merck would assume primary responsibility for conducting and funding clinical and non-clinical studies and regulatory approval, while we would be responsible for all manufacturing of PYY-related product. Merck would lead and fund commercialization, subject to our exercise of an option to co-promote the product in the U.S. Under the Merck Agreements, we received an initial cash payment of $5.0 million in 2004. The $5.0 million initial payment was being amortized over the estimated development period, and was initially recorded as deferred revenue in our accompanying consolidated balance sheets.

The Merck Agreements were terminated in March 2006, at which time we reacquired our rights in the PYY program. The unamortized balance of Merck's $5.0 million initial payment, approximately $3.7 million, was recognized as revenue in 2006. We have continued PYY product development on our own, and in December 2006, we announced the completion of a dose ranging study designed to evaluate the pharmacokinetic parameters, appetite, food intake and safety of various doses of our PYY(3-36) nasal spray in obese subjects.

Government Grants — In August 2006, the NIH awarded us a grant of approximately $383,000 to further develop our siRNA therapeutics to prevent and treat influenza. These funds were received and recognized as grant revenue in 2006. In September 2006, the NIH awarded us a $1.9 million grant to prevent and treat influenza. In 2006, we recognized approximately $105,000 in revenue related to this grant.

Thiakis Limited — In September 2004, we acquired exclusive worldwide rights to the Imperial College Innovations and Oregon Health & Science University PYY patent applications in the field of nasal delivery of PYY and the use of glucagons-like peptide-1 (GLP-1) used in conjunction with PYY for the treatment of obesity, diabetes and other metabolic conditions. Under the agreement, we made an equity investment in and paid an initial license fee to Thiakis, Ltd. ("Thiakis"). We expensed the equity investment and initial license fee as research and development expense in 2004. Under the agreement, Thiakis is entitled to receive an annual fee, additional milestone fees, patent-based royalties, and additional equity investments based upon future progress of the IP and product development processes.

Cytyc Corporation — In July 2003, we entered into an agreement with Cytyc Corporation ("Cytyc") pursuant to which Cytyc acquired patent rights to our Mammary Aspirate Specimen Cytology Test device. Under the terms of the agreement, we received a license fee from Cytyc in 2003 and reimbursement for the cost of patent maintenance and further patent prosecution if incurred during the term of the agreement. We had the potential to receive additional milestone payments and royalties based on certain conditions; however, as of February 6, 2007, Cytyc notified us that it intends to terminate the license agreement in the near future. Accordingly, no further payments currently are anticipated to be received related to this license agreement. We will evaluate further commercial prospects for this device if such rights are returned.

City of Hope — In November 2006, we entered into a license with the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to siRNAs directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We believe this IP and technology could provide significant commercial and therapeutic advantages for us in this field, by enabling the use of 25 to 30 base pair RNA duplexes designed to act as substrates for processing by the cells' natural activities.

Feasibility Agreements — We have entered into various feasibility agreements with partners, including Novo Nordisk A/S and other undisclosed partners. Under the feasibility agreements, which are generally for terms of one year or less, we are typically reimbursed for the cost of work performed.

Note 10 — Related Party Transactions

Prior to 2005, we paid certain monthly expenses incurred by a company that is owned and controlled primarily by our CEO in exchange for use of this company's laboratory facility for certain research and development work. Under this arrangement, in 2004, we paid rent of approximately $1,500. In January 2004, we entered into an agreement to sublet this facility to a third party through May 2004, the remaining term of the lease, after which we had no further obligations relating to this transaction.

In 2003, we entered into a consulting agreement which terminated in 2004 with a member of our Board, for strategic pharmaceutical consulting services. Under the agreement, the director was paid $60,000 in 2004. In October 2004, we entered into a consulting agreement with a company associated with this director, for meeting planning services under which we paid the company $25,000 in 2004. The services were completed in 2004 and we have no further obligation under the agreement.

Note 11 — Subsequent Events

In January 2007, we completed a public offering of 3,250,000 shares of our common stock at a public offering price of $13.00 per share pursuant to our $125.0 million shelf registration statement. The offering resulted in gross proceeds of approximately $42.2 million, prior to the deduction of fees and commissions of approximately $1.2 million.

Note 12 — Quarterly Financial Data (Unaudited) (in thousands, except per share data)

	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Total revenue	$ 3,330	$ 1,602	$ 1,223	$ 1,294
Operating expenses	(9,716)	(10,292)	(10,463)	(10,779)
Net loss	(6,087)	(8,344)	(8,814)	(8,918)
Net loss per share — Basic and Diluted	$ (0.34)	$ (0.47)	$ (0.46)	$ (0.44)

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Total revenue	$ 6,718	$ 11,411	$ 5,545	$ 4,816
Operating expenses	(15,386)	(12,564)	(13,943)	(15,914)
Loss before cumulative effect of change in accounting principle	(8,138)	(560)	(7,808)	(10,662)
Cumulative effect of change in accounting principle	291	—	—	—
Net loss	(7,847)	(560)	(7,808)	(10,662)
Loss per share — Basic and Diluted:				
Loss before cumulative effect of change in accounting principle	$ (0.39)	$ (0.03)	$ (0.36)	$ (0.50)
Cumulative effect of change in accounting principle	.01	—	—	—
Net loss per share — Basic and Diluted	$ (0.38)	$ (0.03)	$ (0.36)	$ (0.50)

Loss per share is computed independently for each of the periods presented. Therefore the sum of the quarterly per share amounts will not necessarily equal the total amount for the year.

ITEM 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

Not applicable.

ITEM 9A. ***Controls and Procedures.***

(a) *Disclosure Controls and Procedures.* As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of senior management, including our CEO and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

(b) *Internal Control over Financial Reporting.* There have been no changes in our internal controls over financial reporting or in other factors during the fourth fiscal quarter ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting subsequent to the date we carried out its most recent evaluation.

(c) *Management Report on Internal Control.* Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, our CEO and CFO, or persons performing similar functions, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management, with the participation of our CEO and CFO, has established and maintained policies and procedures designed to maintain the adequacy of our internal control over financial reporting, and include those policies and procedures that:

1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the control criteria established in a report entitled *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment and those criteria, our management has concluded that our internal control over financial reporting is effective as of December 31, 2006.

(d) Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the objectives of the policies and procedures are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The independent registered public accounting firm of KPMG LLP has issued an attestation report on management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006. This report appears on page 56 of this annual report on Form 10-K.

ITEM 9B. ***Other Information.***

None.

PART III

ITEM 10. ***Directors and Executive Officers of the Registrant.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2007.

ITEM 11. ***Executive Compensation.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2007.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2007.

ITEM 13. ***Certain Relationships and Related Transactions.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2007.

ITEM 14. ***Principal Accounting Fees and Services.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2007.

PART IV

ITEM 15. ***Exhibits, Financial Statement Schedules.***

(a)(1) *Financial Statements and Financial Statement Schedule*

The financial statements listed in the Index to Financial Statements are filed as part of this Form 10-K.

(a)(3) *Exhibits*

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on March 7, 2007.

NASTECH PHARMACEUTICAL COMPANY INC.

By: /s/ Steven C. Quay, M.D., Ph.D.

Steven C. Quay, M.D., Ph.D.
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on March 7, 2007.

Signature	Title
/s/ STEVEN C. QUAY, M.D., PH.D. Steven C. Quay, M.D., Ph.D.	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ PHILIP C. RANKER Philip C. Ranker	Chief Financial Officer and Secretary (Principal Financial Officer)
/s/ BRUCE R. YORK Bruce R. York	Chief Accounting Officer and Assistant Secretary (Principal Accounting Officer)
/s/ SUSAN B. BAYH Susan B. Bayh	Director
/s/ J. CARTER BEESE, JR. J. Carter Beese, Jr.	Director
/s/ DR. ALEXANDER D. CROSS Dr. Alexander D. Cross	Director
/s/ DR. IAN R. FERRIER Dr. Ian R. Ferrier	Director
/s/ MYRON Z. HOLUBIAK Myron Z. Holubiak	Director
/s/ LESLIE D. MICHELSON Leslie D. Michelson	Director

Signature	Title
/s/ JOHN V. POLLOCK John V. Pollock	Director
/s/ GERALD T. STANEWICK Gerald T. Stanewick	Director
/s/ BRUCE R. THAW Bruce R. Thaw	Director
/s/ DEVIN N. WENIG Devin N. Wenig	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated August 8, 2000, among Nastech, Atossa Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Nastech, and Atossa HealthCare, Inc. (filed as Exhibit 2.1 to Nastech's Current Report on Form 8-K dated August 8, 2000, and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated September 30, 2002, with Schwarz Pharma, Inc. (filed as Exhibit 2.1 to Nastech's Current Report on Form 8-K dated September 30, 2002 and incorporated herein by reference).
3.1	Restated Certificate of Incorporation of Nastech dated July 20, 2005 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated July 20, 2005, and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Nastech dated August 11, 2004 (filed as Exhibit 3.10 to our Registration Statement on Form S-3, File No. 333-119429, and incorporated herein by reference).
3.3	Certificate of Designation, Rights and Preferences of Series A Junior Participating Preferred Stock dated January 17, 2007 (filed as Exhibit 3.1 to Nastech's Current Report on Form 8-K dated January 19, 2007 and incorporated herein by reference).
4.1	Investment Agreement, dated as of February 1, 2002, by and between Nastech and Pharmacia & Upjohn Company (filed as Exhibit 4.1 to Nastech Current Report on Form 8-K dated February 1, 2002 and incorporated herein by reference).
4.2	Rights Agreement, dated February 22, 2000, between Nastech and American Stock Transfer & Trust Company as Rights Agent (filed as Exhibit 1 to our Current Report on Form 8-K dated February 22, 2000 and incorporated herein by reference).
4.3	Amendment No. 1 to Rights Agreement dated as of January 17, 2007 by and between Nastech and American Stock Transfer and Trust Company (filed as Exhibit 4.1 to Nastech's Current Report on Form 8-K dated January 19, 2007 and incorporated herein by reference).
4.4	Securities Purchase Agreement dated as of June 25, 2004 (filed as Exhibit 99.2 to our Current Report on Form 8-K dated June 25, 2004 and incorporated herein by reference).
4.5	Form of Warrant (filed as Exhibit 99.3 to Nastech's Current Report on Form 8-K dated June 25, 2004 and incorporated herein by reference).
10.1	Lease Agreement for facilities at 45 Davids Drive, Hauppauge, NY, effective as of July 1, 2005 (filed as Exhibit 10.30 to Nastech's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and incorporated herein by reference).
10.2	Lease Agreement, dated April 23, 2002, with Phase 3 Science Center LLC, Ahwatukee Hills Investors LLC and J. Alexander's LLC (filed as Exhibit 10.26 to Nastech's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference).
10.3	First Amendment dated June 17, 2003, to Lease Agreement dated April 23, 2002, with Phase 3 Science Center LLC, Ahwatukee Hills Investors LLC and J. Alexander's LLC (filed as Exhibit 10.2 to Nastech's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference).
10.4	Second Amendment, dated February 4, 2004, to Lease Agreement dated April 23, 2002, with Phase 3 Science Center LLC, Ahwatukee Hills Investors LLC and J. Alexander's LLC (filed as Exhibit 10.24 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).
10.5	Lease Agreement for facilities at 80 Davids Drive, Hauppauge, NY, effective as of July 1, 2005 (filed as Exhibit 10.5 to Nastech's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference).
10.6	Lease Agreement for facilities at 3830 Monte Villa Parkway, Bothell, WA, effective as of March 1, 2006 (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated March 1, 2006 and incorporated herein by reference).(1)
10.7	First Amendment to Lease Agreement for facilities at 3830 Monte Villa Parkway, Bothell, WA, effective as of July 17, 2006, filed as Exhibit 10.7 to Nastech's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).

Exhibit No.	Description
10.8	Amended and Restated Employment Agreement, dated May 2, 2002, with Dr. Steven C. Quay, M.D., Ph.D. (filed as Exhibit 10.27 to Nastech's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference).
10.9	Employment Agreement dated June 3, 2005 by and between Nastech Pharmaceutical Company Inc. and Steven C. Quay, M.D., Ph.D. (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated June 3, 2005 and incorporated herein by reference).
10.10	Amended and Restated Employment Agreement dated December 16, 2005 by and between Nastech Pharmaceutical Company Inc. and Steven C. Quay, M.D., Ph.D. (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated December 16, 2005 and incorporated herein by reference).
10.11	Employment Agreement with Gregory L. Weaver, dated April 30, 2002 (filed as Exhibit 10.29 to Nastech's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference).
10.12	Change-in-Control Severance Agreement with Gregory L. Weaver, dated July 31, 2002 (filed as Exhibit 10.1 to Nastech's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).
10.13	Agreement, Release and Waiver dated September 7, 2005 by and between Nastech Pharmaceutical Company Inc. and Mr. Gregory L. Weaver (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated September 7, 2005 and incorporated herein by reference).
10.14	Employment Agreement effective as of January 1, 2006 by and between Nastech Pharmaceutical Company Inc. and Philip C. Ranker (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated January 1, 2006 and incorporated herein by reference).
10.15	Employment Agreement effective as of August 17, 2006 by and between Nastech Pharmaceutical Company Inc. and Dr. Gordon C. Brandt (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated August 21, 2006 and incorporated herein by reference).
10.16	Employment Agreement effective as of September 15, 2006 by and between Nastech Pharmaceutical Company Inc. and Timothy M. Duffy (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated September 20, 2006 and incorporated herein by reference).
10.17	Employment Agreement effective as of November 1, 2006 by and between Nastech Pharmaceutical Company Inc. and Dr. Paul H. Johnson (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated November 1, 2006 and incorporated herein by reference).
10.18	Termination and Mutual Release Agreement, dated September 30, 2002, with Schwarz Pharma, Inc. (Filed as Exhibit 10.3 to Nastech's Current Report on Form 8-K dated September 30, 2002 and incorporated herein by reference).
10.19	Divestiture Agreement, dated January 24, 2003, with Pharmacia & Upjohn Company (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated January 24, 2003 and incorporated herein by reference).
10.20	Nastech Pharmaceutical Company Inc. 1990 Stock Option Plan (filed as Exhibit 4.2 to Nastech's Registration Statement on Form S-8, File No. 333-28785, and incorporated herein by reference).
10.21	Amended and Restated Nastech Pharmaceutical Company Inc. 2000 Nonqualified Stock Option Plan (filed as Exhibit 4.4 to Nastech's Registration Statement on Form S-8, File No. 333-49514, and incorporated herein by reference).
10.22	Amendment No. 1 to the Amended and Restated Nastech Pharmaceutical Company Inc. 2000 Nonqualified Stock Option Plan (filed as Exhibit 10.18 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
10.23	Amendment No. 2 to the Amended Restated Nastech Pharmaceutical Company Inc. 2000 Nonqualified Stock Option Plan (filed as Exhibit 10.19 to Nastech's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference).
10.24	Nastech Pharmaceutical Company Inc. 2002 Stock Option Plan (filed as Exhibit 10.28 to Nastech's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference).
10.25	Amendment No. 1 to the Nastech Pharmaceutical Company Inc. 2002 Stock Option Plan (filed as Exhibit 10.20 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).

Exhibit No.	Description
10.26	Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 99 to Nastech's Registration Statement on Form S-8, File No. 333-118206, and incorporated herein by reference).
10.27	Amendment No. 1 to Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.4 to Nastech's Current Report on Form 8-K dated July 20, 2005 and incorporated herein by reference).
10.28	Amendment No. 2 to Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.18 to Nastech's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference).
10.29	Amendment No. 3 to Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.24 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
10.30	Amendment No. 4 to the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to Nastech's Registration Statement on Form S-8, File No 333-135724, and incorporated herein by reference).
10.31	Amendment No. 5 to the Nastech Pharmaceutical Company Inc 2004 Stock Incentive Plan (filed as Exhibit 10.27 to Nastech's Quarterly Report on Form 10-K for the quarter ended September 30, 2006 and incorporated herein by reference).
10.32	Asset Purchase Agreement dated June 16, 2003, by and between Nastech and Questcor Pharmaceuticals, Inc. (filed as Exhibit 2.1 to Nastech's Current Report on Form 8-K dated June 17, 2003 and incorporated herein by reference).
10.33	Form of Purchase Agreement (filed as Exhibit 99.2 to Nastech's Current Report on Form 8-K dated September 4, 2003 and incorporated herein by reference).
10.34	Form of Warrant (filed as Exhibit 99.3 to Nastech's Current Report on Form 8-K dated September 4, 2003, and incorporated herein by reference).
10.35	Revolving Line of Credit Agreement with Wells Fargo Bank, dated December 19, 2003 (filed as Exhibit 10.20 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).
10.36	Addendum to Promissory Note with Wells Fargo Bank, dated January 20, 2004 (filed as Exhibit 10.21 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).
10.37	Security Agreement Securities Account with Wells Fargo Bank, dated December 19, 2003 (filed as Exhibit 10.22 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).
10.38	Addendum to Security Agreement: Securities Account with Wells Fargo Bank, dated December 19, 2003 (filed as Exhibit 10.23 to Nastech's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).
10.39	Revolving Line of Credit Agreement with Wells Fargo Bank, dated October 20, 2004 (filed as Exhibit 10.29 to Nastech's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference).
10.40	Exclusive Development, Commercialization and License Agreement by and between Merck & Co., Inc. and Nastech effective as of September 24, 2004 (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated September 24, 2004 and incorporated herein by reference).(1)
10.41	Supply Agreement by and between Nastech and Merck & Co., Inc. effective as of September 24, 2004 (filed as Exhibit 10.2 to Nastech's Current Report on Form 8-K dated September 24, 2004 and incorporated herein by reference).(1)
10.42	License and Supply Agreement by and between Par Pharmaceutical, Inc. and Nastech Pharmaceutical Company Inc. effective as of October 22, 2004 (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated October 22, 2004 and incorporated herein by reference).(1)
10.43	Agreement dated as of September 23, 2005 by and between Nastech Pharmaceutical Company Inc. and QOL Medical, LLC. (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated October 17, 2005 and incorporated herein by reference).(1)

Exhibit No.	Description
10.44	Product Development and License Agreement by and between Nastech Pharmaceutical Company Inc. and Procter & Gamble Pharmaceuticals, Inc. dated January 27, 2006 (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated January 27, 2006 and incorporated herein by reference).(1)
10.45	Supply Agreement by and between Nastech and Procter & Gamble Pharmaceutical, Inc. (filed as Exhibit 10.1 to Nastech's Current Report on Form 8-K dated June 8, 2006 and incorporated herein by reference).(1)
10.46	First Amendment dated as of December 4, 2006 to Product Development and License Agreement by and between Nastech and Procter & Gamble Pharmaceuticals, Inc.(1)(2)
10.47	Development and License Agreement by and between Nastech and Amylin Pharmaceuticals, Inc. dated June 23, 2006 (filed as Exhibit 10.66 to Nastech's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).(1)
10.48	Form of Restricted Stock Grant Agreement (filed as Exhibit 10.1 to Nastech Pharmaceutical Company Inc.'s Current Report on Form 8-K, dated February 6, 2007 and incorporated herein by reference).
10.49	Form of Stock Option Agreement (filed as Exhibit 10.2 to Nastech Pharmaceutical Company Inc.'s Current Report on Form 8-K, dated February 6, 2007 and incorporated herein by reference).
23.1	Consent of KPMG LLP, independent registered public accounting firm.(2)
31.1	Certification of Nastech's Chairman of the Board, President and Chief Executive Officer pursuant to Rules 13a — 14 and 15d-14 under the Securities Exchange Act of 1934, as amended.(2)
31.2	Certification of Nastech's Chief Financial Officer pursuant to Rules 13a — 14 and 15d-14 under the Securities Exchange Act of 1934, as amended.(2)
32.1	Certification of Nastech's Chairman of the Board, President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)
32.2	Certification of Nastech's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

(1) Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, amended, and the omitted material has been separately filed with the Securities and Exchange Commission.

(2) Filed Herewith.

(This page intentionally left blank)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Nastech
Pharmaceutical Company Inc.:

We consent to incorporation by reference in the registration statements (No. 333-16507 and No. 333-45264) on Forms S-2, (No. 333-44035, No. 333-59472, No. 333-62800, No. 333-72742, No. 333-108845, No. 333-111324, No. 333-119429, No. 333-127831 and No. 333-138088) on Forms S-3 and (No. 333-28785, No. 333-46214, No. 333-49514, No. 333-92206, No. 333-92222, No. 333-118206, No. 333-126905 and No. 333-135724) on Forms S-8 of Nastech Pharmaceutical Company Inc. and subsidiaries of our reports dated March 7, 2007, with respect to the consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006, annual report on Form 10-K of Nastech Pharmaceutical Company Inc. Our report refers to a change in the method of accounting for all stock-based awards made to employees and directors effective January 1, 2006.

/s/ KPMG LLP

Seattle, Washington
March 7, 2007

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Steven C. Quay, M.D., Ph.D., Chairman of the Board, President and Chief Executive Officer of Nastech Pharmaceutical Company Inc. ("Nastech"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Nastech on Form 10-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Nastech.

By: /s/ Steven C. Quay

Name: Steven C. Quay, M.D., Ph.D.
Title: Chairman of the Board, President and Chief Executive Officer

Date: March 7, 2007

A signed original of this written statement required by Section 906 has been provided to Nastech and will be retained by Nastech and furnished to the Securities Exchange Commission or its staff upon request.

This certification accompanies each periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Nastech for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Nastech
Pharmaceutical Company Inc.:

We consent to incorporation by reference in the registration statements (No. 333-16507 and No. 333-45264) on Forms S-2, (No. 333-44035, No. 333-59472, No. 333-62800, No. 333-72742, No. 333-108845, No. 333-111324, No. 333-119429, No. 333-127831 and No. 333-138088) on Forms S-3 and (No. 333-28785, No. 333-46214, No. 333-49514, No. 333-92206, No. 333-92222, No. 333-118206, No. 333-126905 and No. 333-135724) on Forms S-8 of Nastech Pharmaceutical Company Inc. and subsidiaries of our reports dated March 7, 2007, with respect to the consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006, annual report on Form 10-K of Nastech Pharmaceutical Company Inc. Our report refers to a change in the method of accounting for all stock-based awards made to employees and directors effective January 1, 2006.

/s/ KPMG LLP

Seattle, Washington
March 7, 2007

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

REQUIRED BY RULES 13A-14 AND 15D-14 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Steven C. Quay, M.D., Ph.D., Chairman of the Board, President and Chief Executive Officer of Nastech Pharmaceutical Company Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Nastech Pharmaceutical Company Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Steven C. Quay

Name: Steven C. Quay, M.D., Ph.D.
Title: Chairman of the Board, President and Chief Executive Officer

Date: March 7, 2007

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

REQUIRED BY RULES 13A-14 AND 15D-14 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Philip C. Ranker, Chief Financial Officer of Nastech Pharmaceutical Company Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Nastech Pharmaceutical Company Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Philip C. Ranker

Name: Philip C. Ranker
Title: Chief Financial Officer

Date: March 7, 2007

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven C. Quay, M.D., Ph.D., Chairman of the Board, President and Chief Executive Officer of Nastech Pharmaceutical Company Inc. ("Nastech"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Nastech on Form 10-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Nastech.

By: /s/ Steven C. Quay

Name: Steven C. Quay, M.D., Ph.D.
Title: Chairman of the Board, President and Chief Executive Officer

Date: March 7, 2007

A signed original of this written statement required by Section 906 has been provided to Nastech and will be retained by Nastech and furnished to the Securities Exchange Commission or its staff upon request.

This certification accompanies each periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Nastech for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Philip C. Ranker, Chief Financial Officer of Nastech Pharmaceutical Company Inc. ("Nastech"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Nastech on Form 10-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Nastech.

By: /s/ Philip C. Ranker
Name: Philip C. Ranker
Title: Chief Financial Officer

Date: March 7, 2007

A signed original of this written statement required by Section 906 has been provided to Nastech and will be retained by Nastech and furnished to the Securities Exchange Commission or its staff upon request.

This certification accompanies each periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Nastech for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(This page intentionally left blank)

NASTECH PHARMACEUTICAL COMPANY INC.

3830 Monte Villa Parkway
Bothell, Washington 98021

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held Wednesday, June 13, 2007 At 9:00 A.M. (Eastern Daylight Time)

TO THE STOCKHOLDERS OF NASTECH PHARMACEUTICAL COMPANY INC.:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of NASTECH PHARMACEUTICAL COMPANY INC. will be held on Wednesday, June 13, 2007, at 9:00 A.M., Eastern Daylight Time, at The University Club, 1 West 54th Street, New York, New York 10019 to consider and vote on the following proposals:

1. To elect ten (10) persons to our Board of Directors, each to hold office until the 2008 annual meeting of stockholders and until their respective successors shall have been duly elected or appointed and qualify; and

2. To consider and vote upon a proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the ensuing year.

3. To consider and vote upon a proposal to approve our 2007 Employee Stock Purchase Plan.

The enclosed Proxy Statement includes information relating to these proposals. Additional purposes of the Annual Meeting are to receive reports of officers (without taking action thereon) and to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on April 20, 2007 are entitled to notice of and to vote at the Annual Meeting. At least a majority of our outstanding shares of common stock present in person or by proxy is required for a quorum. You may vote electronically through the internet or by telephone. The instructions on your proxy card describe how to use these convenient services. Of course, if you prefer, you can vote by mail by completing your proxy card and returning it to us in the enclosed envelope.

By Order of the Board of Directors,

Philip C. Ranker
Secretary

May 7, 2007
Bothell, Washington

OUR BOARD OF DIRECTORS APPRECIATES AND ENCOURAGES YOUR PARTICIPATION IN OUR ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY, PLEASE AUTHORIZE A PROXY TO VOTE YOUR SHARES BY INTERNET, TELEPHONE OR MAIL. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY WITHDRAW YOUR PROXY, IF YOU WISH, AND VOTE IN PERSON. YOUR PROXY IS REVOCABLE IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THIS PROXY STATEMENT.

NASTECH PHARMACEUTICAL COMPANY INC.

3830 Monte Villa Parkway
Bothell, Washington 98021

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

To be held Wednesday, June 13, 2007 at 9:00 a.m. (Eastern Daylight Time)

ANNUAL MEETING AND PROXY SOLICITATION INFORMATION

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the board of directors (the "Board of Directors") of NASTECH PHARMACEUTICAL COMPANY INC., a Delaware corporation, for use at the Annual Meeting of Stockholders to be held on Wednesday, June 13, 2007, at 9:00 A.M., Eastern Daylight Time, at The University Club, 1 West 54th Street, New York, New York 10019, and at any postponements or adjournments thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting of Stockholders and the accompanying proxy card, are being mailed to stockholders on or about May 7, 2007.

Solicitation and Voting Procedures

Solicitation. The solicitation of proxies will be conducted by mail, and we will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the Annual Meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation materials regarding the Annual Meeting to beneficial owners of our common stock, par value $0.006 per share (the "Common Stock"). We intend to use the services of Morrow & Co., Inc., 470 West Ave., Stamford, CT 06902, in soliciting proxies and, as a result, we expect to pay approximately $7,500, plus out-of-pocket expenses, for such services. We may conduct further solicitation personally, telephonically, electronically or by facsimile through our officers, directors and regular employees, none of whom would receive additional compensation for assisting with the solicitation.

Voting. Stockholders of record may authorize the proxies named in the enclosed proxy card to vote their shares of Common Stock in the following manner:

- by mail, by marking the enclosed proxy card, signing and dating it, and returning it in the postage-paid enveloped provided;
- by telephone, by dialing the toll-free telephone number 1-800-PROXIES (1-800-776-9437) from within the United States or Canada and following the instructions. Stockholders voting by telephone need not return the proxy card; and
- through the internet, by accessing the World Wide Website address www.voteproxy.com. Stockholders voting by the internet need not return the proxy card.

Revocability of Proxies. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised in the same manner in which it was given, or by delivering to Philip C. Ranker, Secretary, Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021, a written notice of revocation or a properly executed proxy bearing a later date, or by attending the Annual Meeting and giving notice of your intention to vote in person.

Voting Procedure. The presence at the Annual Meeting of a majority of our outstanding shares of Common Stock, represented either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. The close of business on April 20, 2007 has been fixed as the record date (the "Record Date") for determining the holders of shares of Common Stock entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on all matters. As of the Record Date, there were 25,478,241 shares of Common Stock outstanding. Under Delaware law, stockholders will not have appraisal or similar rights in connection with any proposal set forth in this Proxy Statement.

Stockholder votes will be tabulated by the persons appointed by the Board of Directors to act as inspectors of election for the Annual Meeting. Shares represented by a properly executed and delivered proxy will be voted at the Annual Meeting and, when instructions have been given by the stockholder, will be voted in accordance with those instructions. If no instructions are given, the shares will be voted FOR Proposal Nos. 1, 2 and 3. Abstentions and broker non-votes will each be counted as present for the purpose of determining whether a quorum is present at the Annual Meeting. Abstentions will have no effect on the outcome of the election of directors, but will be counted as a vote AGAINST the ratification of KPMG LLP as our independent registered public accounting firm for the ensuing year and approval of our 2007 Employee Stock Purchase Plan.

Broker non-votes will have no effect on the outcome of the election of directors, the ratification of KPMG LLP as our independent registered public accounting firm or the approval of our 2007 Employee Stock Purchase Plan. A broker non-vote occurs when a broker submits a proxy card with respect to shares of Common Stock held in a fiduciary capacity (typically referred to as being held in "street name"), but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Conduct Rule 2260 of the Nasdaq National Stock Market ("Nasdaq") states that member organizations are not permitted to give proxies when instructions have not been received from beneficial owners; provided, however, that a member organization may give proxies when instructions have not been received from beneficial owners if given pursuant to the rules of a national securities exchange to which the member is also responsible. Under Rule 452 of the New York Stock Exchange (the "NYSE"), which governs brokers who are voting with respect to shares held in street name, a broker may have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, the ratification of independent registered public accounting firm and increases in authorized common stock for general corporate purposes. Accordingly, a broker that is a member organization of Nasdaq will not be permitted to vote a properly executed proxy when no instructions have been given, unless such broker is also a member of the NYSE, in which case such broker would have the discretion to vote the proxy for Proposal Nos. 1, 2 and 3 in accordance with Rule 452 of the NYSE.

On each matter properly presented for consideration at the Annual Meeting, stockholders will be entitled to one vote for each share of Common Stock held. Stockholders do not have cumulative voting rights in the election of directors. For the election of directors, the nominees who receive a plurality of votes from the shares present and entitled to vote at the Annual Meeting will be elected. For the ratification of our independent registered public accounting firm and for the approval of the 2007 Employee Stock Purchase Plan, the vote of a majority of the shares present and entitled to vote is required.

If any other matters are properly presented for consideration at the meeting, the persons named in the enclosed proxy will have discretion to vote on those matters in accordance with their best judgment.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement or our annual report may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you call or write us at the following address or phone number: Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021, phone: (425) 908-3600, Attention: Philip C. Ranker, Secretary. If you want to receive separate copies of our annual report and Proxy Statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

General

Our Amended and Restated Bylaws (the "Bylaws") provide that the Board of Directors shall consist of not less than five (5) members and not more than eleven (11) members. Currently, the number of our Board of Directors is fixed at eleven. Due to the death of Mr. J. Carter Beese, Jr. on April 8, 2007, there is currently one vacancy on our Board of Directors. We continue to search for a qualified individual to fill the existing vacancy on our Board of Directors. In accordance with the Bylaws, the remaining vacancy may be filled by the affirmative vote of a majority of the remaining directors.

At the Annual Meeting, ten (10) directors are to be elected by the holders of the Common Stock to serve until the 2008 annual meeting of our stockholders and until such directors' respective successors are elected or appointed and qualify or until any such director's earlier resignation or removal. The Board of Directors, acting upon the unanimous recommendation of its Nominating and Corporate Governance Committee, has nominated Dr. Steven C. Quay, Susan B. Bayh, Alexander D. Cross, Ph.D., Dr. Ian R. Ferrier, Myron Z. Holubiak, Leslie D. Michelson, John V. Pollock, Gerald T. Stanewick, Bruce R. Thaw and Devin N. Wenig for election to the Board of Directors at the Annual Meeting. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the current Board of Directors or the proxy holders to fill such vacancy or for the balance of those nominees named without the nomination of a substitute, or the size of the Board of Directors may be reduced in accordance with our Bylaws.

Nominees

The following information is submitted concerning the nominees for election as directors based upon information received by us from such persons:

Dr. Steven C. Quay. Dr. Quay has been employed by us since August 2000 as Chairman of the Board, President and Chief Executive Officer. In 1999, Dr. Quay founded and was Chairman, President and Chief Executive Officer of Atossa Healthcare, Inc. ("Atossa"), which focused on the development of a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other healthcare products for women. We acquired Atossa in August 2000. In 1991, Dr. Quay founded Sonus Pharmaceuticals, Inc. ("Sonus"), a company engaged in the research and development of drug delivery systems and oxygen delivery products based on emulsion and surfactant technology, where he served as Chief Executive Officer, President and a director until June 1999. In 1984, Dr. Quay founded Salutar, Inc. ("Salutar") to develop contrast agents for magnetic resonance imaging. Two pharmaceuticals, OmniScan® and TeslaScan®, were invented by Dr. Quay at Salutar and are now FDA-approved for sale in the United States and other countries. Dr. Quay has authored more than 100 papers in diagnostic imaging, oncology, RNA interference and biochemistry and holds 62 U.S. patents. Dr. Quay graduated from the University of Michigan Medical School, where he received an M.A. and a Ph.D. in biological chemistry in 1974 and 1975, respectively, and an M.D. in 1977. Dr. Quay completed his post-graduate work in the chemistry department of Massachusetts Institute of Technology and received his residency training at Massachusetts General Hospital, Harvard Medical School in Boston. From 1980 to 1986, he was a faculty member of Stanford University School of Medicine. Dr. Quay serves as a member of the Board of Directors pursuant to an agreement with us set forth in his employment agreement. See "Executive Compensation — Employment Agreements."

Susan B. Bayh. Mrs. Bayh has been a member of our Board of Directors since July 2005 and currently serves as a member of the Compensation and Nominating and Corporate Governance Committees of the Board of Directors. Mrs. Bayh currently serves on the boards of directors of Curis, Inc., a therapeutic drug development, Dendreon Corporation, a therapeutic drug development company, Dyax Corp., a biopharmaceutical company, Emmis Communications, a diversified media company, and Wellpoint, Inc., a Blue Cross/ Blue Shield company. In addition, Mrs. Bayh is a member of the Audit and Compensation Committees of the board of directors of Curis, Inc., and a member of the Compensation Committee of the board of directors of Emmis

Communications. Previously, Mrs. Bayh also served on the boards of directors of Cubist Pharmaceuticals, Inc., a pharmaceutical company, from 2000 to 2004, and Esperion Therapeutics, Inc., a biopharmaceutical company, from 2000 to 2003. From 1994 to 2004, she was a Distinguished Visiting Professor at the College of Business Administration at Butler University in Indianapolis, Indiana. From 1994 to 2000, she was a Commissioner for the International Joint Commission of the Water Treaty Act between the United States and Canada. From 1989 to 1994, Mrs. Bayh served as an attorney in the Pharmaceutical Division of Eli Lilly and Company. Mrs. Bayh earned a Bachelor of Arts degree from the University of California at Berkeley and received her J.D. degree from the University of Southern California Law Center.

Alexander D. Cross, Ph.D. Dr. Cross has been a member of our Board of Directors since July 2005 and currently is a member of the Audit and Nominating and Corporate Governance Committees of the Board of Directors. Dr. Cross served on the board of directors of Ligand Pharmaceuticals Inc. and was a member of its Audit and Compensation Committees until March 2007. Dr. Cross also served as Chairman of the Board and Chief Executive Officer of Cytopharm, Inc. until August 2006. He presently serves as a director of Corium International, Inc. Dr. Cross has been a consultant in the fields of pharmaceuticals and biotechnology since January 1986 and is presently a principal of NDA Partners. Previously, Dr. Cross served as President and Chief Executive Officer of Zoecon Corporation, a biotechnology company, from April 1983 to December 1985, and Executive Vice President and Chief Operating Officer from 1979 to 1983. Dr. Cross also previously held several corporate management positions at Syntex Corporation from 1961 through 1979. Dr. Cross holds 109 issued United States patents and is the author of 90 peer-reviewed publications. Dr. Cross received his B.Sc., Ph.D. and D.Sc. degrees from the University of Nottingham, England, and is a Fellow of the Royal Society of Chemistry.

Dr. Ian R. Ferrier. Dr. Ferrier has been a member of our Board of Directors since January 1995. Dr. Ferrier is the founder, President and Chief Executive Officer of Bogart Delafield Ferrier Inc., and has served in such capacity since its inception in 1982. In addition, Dr. Ferrier currently serves on the board of directors of Sonic Foundry Inc. Trained in medicine and pharmacology, Dr. Ferrier has managed and directed pharmaceutical programs and guided the growth of several multi-national companies. He has served on the board of directors of a number of health care and biotechnical firms, as well as serving as consultant to many of the world's major pharmaceutical companies. From 1982 to 1987, Dr. Ferrier served as President of McCann Healthcare Inc. From 1982 to 1983, Dr. Ferrier served as Chairman of The Covington Group of Companies, in 1982 as Executive Vice President of TechAmerica Group and from 1979 to 1982, as Vice President of Kalipharma Inc. From 1975 to 1979, Dr. Ferrier served as Chief Executive Officer of the Monadnock Medical Center. Dr. Ferrier received a B.Sc. in Pharmacology from the University of Edinburgh, Edinburgh, Scotland, served his residency training in nephrology/clinical pharmacology at Southmead General Hospital, University of Bristol Associated Hospitals, Bristol, England and completed a post-graduate internship at the Western General Hospital of the University of Edinburgh Associated Hospitals, Edinburgh, Scotland.

Myron Z. Holubiak. Mr. Holubiak has been a member of our Board of Directors since June 2004, and currently serves as Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committees of the Board of Directors. Mr. Holubiak is currently a member of the board of directors of BioScrip Inc., and serves on its Management Development and Compensation Committee and its Nominating and Governance Committee. Mr. Holubiak is currently a Senior Partner in 1-9 — Doctors, Inc. Previously, he was a partner, President, and Chief Operating Officer of HealthSTAR Communications, Inc., a health care marketing communications network. From August 2001 to June 2002, Mr. Holubiak was President, Chief Operating Officer and a member of the board of directors of iPhysicianNet, Inc., a video detailing company. From December 1998 to August 2001, Mr. Holubiak served as the President of Roche Laboratories, Inc., a major research based pharmaceutical company, and was responsible for all U.S. operations including oversight of the market development and launch of the obesity product, Xenical, and the influenza product, Tamiflu. Prior to holding this position, he spent 15 years in a variety of marketing, sales and executive positions with Roche Laboratories and founded Emron, Inc., a health care consulting company. Mr. Holubiak served on the board of directors of the Robert Wood Johnson Hospital Foundation from 1999 to 2001. He currently serves on the board of directors of the Children of Chernobyl Research and Development Foundation.

Mr. Holubiak received a B.S. in Molecular Biology and Biophysics from the University of Pittsburgh in 1969, and did graduate work in Biophysics at the University of Pittsburgh from 1969 to 1970.

Leslie D. Michelson. Mr. Michelson has been a member of our Board of Directors since June 2004, and currently serves as the Lead Independent Director and as Chairman of the Audit Committee of the Board of Directors. Mr. Michelson is the Chairman and CEO of Prostate Health management, a retainer-based primary care medical practice management company. Mr. Michelson served as Vice Chairman and Chief Executive Officer of the Prostate Cancer Foundation, the world's largest private source of prostate cancer research funding from April 2002 until December 2006 and currently serves on the Board of Directors of the Prostate Cancer Foundation. From 1995 to 2005, Mr. Michelson was a member of the board of directors of Catellus Development Corporation, a NYSE listed real estate investment trust. From April 2001 to April 2002, Mr. Michelson served as an investor, advisor and/or director for a portfolio of entrepreneurial health care, technology and real estate companies. From March 2000 to August 2001, Mr. Michelson served as Chief Executive Officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1999 to March 2000, Mr. Michelson served as Managing Director of Saybrook Capital, LLC, an investment bank specializing in the real estate and health care industries. From June 1998 to February 1999, Mr. Michelson served as Chairman and Co-Chief Executive Officer of Protocare, Inc., a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, Mr. Michelson served as Chairman and Chief Executive Officer of Value Health Sciences, Inc., an applied health services research firm. Mr. Michelson received a B.A. in Social and Behavioral Sciences from The Johns Hopkins University in 1973 and a J.D. from Yale Law School in 1976.

John V. Pollock. Mr. Pollock has been a member of our Board of Directors since September 1993, and currently serves as a member of the Audit and Compensation Committees of the Board of Directors. Mr. Pollock is presently the Executive Vice President of United Bank in Vienna, Virginia. From 1975 through the present, he has been a senior banking executive and Chief Executive Officer of other banks in the Washington, D.C. area. From 1991 to 2003, Mr. Pollock served as a director of Frank E. Basil, Inc., a worldwide provider of facilities maintenance, engineering and operations maintenance services. Mr. Pollock has also served as a consultant to the partners of Basil Properties and as President of Nastech-Basil International, Inc., a joint venture between Basil Properties and us, which joint venture was dissolved in 1993.

Gerald T. Stanewick. Mr. Stanewick has been a member of our Board of Directors since June 2004. Mr. Stanewick is a private investor who spent more than 30 years on Wall Street before retiring in 2003. From 1991 through 2003, Mr. Stanewick was an institutional bond salesman with Spear Leeds & Kellogg, a subsidiary of Goldman Sachs & Co. ("Goldman Sachs"). From 1981 to 1991 he worked for Wertheim Schroder & Co. ("Wertheim") and was a partner in charge of the bond department of Wertheim's San Francisco Office from 1986 to 1991. Prior to Wertheim, Mr. Stanewick was a government bond trader with Bear Stearns. From 1976 to 1980, he was a government bond trader with Mitchell Hutchins. From 1972 to 1976, Mr. Stanewick was a securities analyst with Goldman Sachs covering Fortune 500 companies. He received a B.A. in Economics from St. Michael's College in Burlington, Vermont. Mr. Stanewick serves on the Board of Directors as the designee of Dr. Steven C. Quay, our Chairman of the Board, President and Chief Executive Officer. See "Certain Relationships and Related Transactions — Contractual Arrangements."

Bruce R. Thaw. Mr. Thaw has been a member of our Board of Directors since June 1991 and currently serves as member of the Audit and Compensation Committees of the Board of Directors. Since January, 2000, Mr. Thaw has served as the President and Chief Executive Officer of Bulbtronics, Inc., a national distributor of technical and specialty light sources and related products to the medical, scientific, entertainment and industrial markets. Mr. Thaw is a practicing attorney and was admitted to the bar of the State of New York in 1978 and the California State Bar in 1983. From 1984 to 2001, Mr. Thaw served as our general counsel. From 1990 until April 2007, Mr. Thaw served as a member of the board of directors of SafeNet, Inc., a company that designs, manufactures and markets information security systems, products and services that protect and secure digital identities, communications, intellectual property and applications over wide area networks and virtual private networks. Mr. Thaw holds a B.B.A. degree in Banking and Finance from Hofstra University and a J.D. degree from the Hofstra University School of Law.

Devin N. Wenig. Mr. Wenig served as Chairman of our Board of Directors from June 1991 to March 1999 and currently serves as Chairman of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee of the Board of Directors. Mr. Wenig has served in various positions at Reuters Group, P.L.C. ("Reuters") since 1993 and is currently the Chief Operating Officer and a Director on the Reuters Board. Before joining Reuters, Mr. Wenig was an attorney with the firm of Cravath, Swaine & Moore. Mr. Wenig received a B.A. degree from Union College and a J.D. degree from the Columbia University School of Law.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy, is required for the election of a director. For purposes of the election of directors, abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ALL OF THE NOMINEES NAMED IN PROPOSAL NO. 1.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Set forth below is certain information as of December 31, 2006 with respect to each person or group who is known us, in reliance on Schedules 13D and 13G reporting beneficial ownership and filed with the Securities and Exchange Commission (the "SEC"), to beneficially own more than 5% of our outstanding shares of Common Stock. Except as otherwise noted below, all shares of Common Stock are owned beneficially by the individual or group listed with sole voting and/or investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
FMR Corp.(1)	2,710,200	12.3%
Delaware Management Holdings(2)	1,553,900	7.1%

(1) Address: 82 Devonshire Street, Boston, MA 02109. Share information is furnished in reliance on the Schedule 13G/A dated February 14, 2007 of FMR Corp. filed with the SEC, which represents holdings as of December 31, 2006.

(2) Address: 2005 Market Street, Philadelphia, PA 19103. Share information is furnished in reliance on the Schedule 13G/A dated February 7, 2007 of Delaware Management Holdings filed with the SEC, which represents holdings as of December 31, 2006. This number represents shares beneficially owned by Delaware Management Business Trust, a wholly owned subsidiary of Delaware Management Holdings.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information as of March 31, 2007 for (i) the members of the Board of Directors, (ii) our executive officers and (iii) our directors and executive officers as a group. Unless otherwise indicated, the business address of each person in the table below is c/o Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021. No shares identified below are subject to a pledge.

Name	Age	First Elected to Board	Current Board Term Expires	Number of Shares(1)	Percent of Shares Outstanding (%)(1)
Dr. Steven C. Quay, Chairman of the Board, President and Chief Executive Officer(2)	56	2000	2007	1,515,477(4)	5.7%
Philip C. Ranker, Chief Financial Officer and Secretary	47	—	—	64,605(5)	*
Dr. Gordon C. Brandt, Executive Vice President, Clinical Research and Medical Affairs	47	—	—	95,665(6)	*
Timothy M. Duffy, Executive Vice President, Marketing and Business Development	46	—	—	60,052(7)	*
Dr. Paul H. Johnson, Senior Vice President, Research and Development and Chief Scientific Officer	64	—	—	105,219(8)	*
David E. Wormuth, Senior Vice President, Operations	61	—	—	75,333(9)	*
Bruce R. York, Chief Accounting Officer and Assistant Secretary	52	—	—	15,960(10)	*
Susan B. Bayh, Director	47	2005	2007	35,235(11)	*
J. Carter Beese, Jr., Director	50	2003	2007	85,000(12)	*
Dr. Alexander D. Cross, Director	75	2005	2007	39,000(13)	*
Dr. Ian R. Ferrier, Director	64	1995	2007	25,235(14)	*
Myron Z. Holubiak, Director	60	2004	2007	41,735(15)	*
Leslie D. Michelson, Director	56	2004	2007	64,970(16)	*
John V. Pollock, Director	68	1993	2007	88,333(17)	*
Gerald T. Stanewick, Director(3)	60	2004	2007	180,612(18)	*
Bruce R. Thaw, Director	54	1991	2007	195,041(19)	*
Devin N. Wenig, Director	40	1991	2007	362,953(20)	1.4%
All directors and executive officers as a group (17 persons)	—	—	—	3,050,425(21)	11.2%

* Beneficial ownership of less than 1.0% is omitted.

(1) Except as otherwise noted below, includes all outstanding shares of Common Stock, shares of Common Stock underlying vested options, and all outstanding restricted shares of Common Stock (both vested and unvested), that are owned beneficially by the individual listed with sole voting and/or investment power. All references to "vested" options shall include all such options that are exercisable as of March 31, 2007, as well as those options that will become exercisable within 60 days of March 31, 2007.

(2) Pursuant to the terms and conditions of Dr. Quay's amended and restated employment agreement, we have agreed, for the term of Dr. Quay's employment with us, that we will nominate Dr. Quay and a designee of his choice, each for successive terms as a member of the Board of Directors. We have nominated

Gerald T. Stanewick as Dr. Quay's designee for election to the Board of Directors. See "Certain Relationships and Related Transactions — Contractual Arrangements."

(3) We have nominated Gerald T. Stanewick as Dr. Quay's designee for election to the Board of Directors. See "Certain Relationships and Related Transactions — Contractual Arrangements."

(4) Includes vested options to purchase 1,050,000 shares of Common Stock, 126,000 unvested restricted shares of Common Stock and 165 shares of Common Stock held by Dr. Quay's spouse.

(5) Includes vested options to purchase 16,711 shares of Common Stock and 32,400 unvested restricted shares of Common Stock.

(6) Includes vested options to purchase 72,500 shares of Common Stock and 19,500 unvested restricted shares of Common Stock.

(7) Includes vested options to purchase 16,334 shares of Common Stock and 31,184 unvested restricted shares of Common Stock.

(8) Includes vested options to purchase 95,167 shares of Common Stock and 6,333 unvested restricted shares of Common Stock.

(9) Includes vested options to purchase 48,333 shares of Common Stock and 24,500 unvested restricted shares of Common Stock.

(10) Includes 7,592 unvested restricted shares of Common Stock.

(11) Includes vested options to purchase 15,000 shares of Common Stock and 5,235 unvested restricted shares of Common Stock.

(12) Includes vested options to purchase 62,500 shares of Common Stock and 5,000 unvested restricted shares of Common Stock at March 31, 2007. Mr. Beese passed away on April 8, 2007. On April 19, 2007, the Board of Directors authorized the full vesting of 10,000 remaining unvested options and 5,000 remaining unvested shares of restricted stock and an extension of time until April 8, 2009 for the estate of Mr. Beese to exercise all vested options.

(13) Includes vested options to purchase 16,500 shares of Common Stock and 5,000 unvested restricted shares of Common Stock.

(14) Includes vested options to purchase 16,000 shares of Common Stock and 3,235 unvested restricted shares of Common Stock.

(15) Includes vested options to purchase 18,000 shares of Common Stock and 5,735 unvested restricted shares of Common Stock.

(16) Includes vested options to purchase 21,000 shares of Common Stock and 6,970 unvested restricted shares of Common Stock.

(17) Includes vested options to purchase 62,500 shares of Common Stock and 5,000 unvested restricted shares of Common Stock.

(18) Includes vested options to purchase 18,000 shares of Common Stock, 2,000 unvested restricted shares of Common Stock and 59,000 shares of Common Stock held by Mr. Stanewick's spouse.

(19) Includes vested options to purchase 86,000 shares of Common Stock and 5,000 unvested restricted shares of Common Stock.

(20) Includes vested options to purchase 32,500 shares of Common Stock and 4,500 unvested restricted shares of Common Stock.

(21) Includes vested options to purchase 1,647,045 shares of Common Stock and 295,184 unvested restricted shares of Common Stock.

Biographical information concerning our Chief Executive Officer and the director nominees is set forth above under the caption "Proposal No. 1 — Election of Directors." Biographical information concerning our remaining executive officers is set forth below.

Philip C. Ranker. Mr. Ranker joined us as Vice President of Finance in August 2004. In September 2005, he was named interim Chief Financial Officer and interim Secretary. Effective January 1, 2006, the interim titles for Mr. Ranker were removed. In March 2006, Mr. Ranker was appointed to the board of directors of ImaRx Therapeutics, Inc. and serves on the audit committee. Prior to joining us, Mr. Ranker served as Director of Finance of ICOS Corporation from 2001 to 2004. Mr. Ranker also served as Assistant Corporate Controller of Scholastic Corporation from 1999 to 2000 and was employed by Aventis Pharma from 1984 to 1999, holding positions of Accounting Supervisor, Finance Manager, Business Manager and Senior Finance Director. Mr. Ranker was employed by Peat Marwick from 1981 to 1984. Mr. Ranker earned a B.S. in accounting from the University of Kansas. Mr. Ranker received his Certified Public Accountant license in 1982.

Dr. Gordon C. Brandt. Dr. Brandt joined us in November 2002. In his position of Executive Vice President, Clinical Research and Medical Affairs, he oversees the drug development process including formulation, analytical chemistry, process development, preclinical, clinical, regulatory affairs and statistics. From 1997 to 2002, Dr. Brandt worked at Sonus Pharmaceuticals, Inc., a developer of oncology drugs, where he held the positions of Vice President, Clinical and Regulatory Affairs, and Director of Medical Affairs. At Sonus, Dr. Brandt was involved in managing all aspects of design and implementation of early and late stage clinical trial programs and submissions to regulatory authorities. Dr. Brandt graduated from Yale University with a B.S. degree in engineering science, received an M.D. from the University of California, San Francisco, and completed his residency training in internal medicine at Kaiser Hospital in San Francisco. Dr. Brandt holds two U.S. patents.

Timothy M. Duffy. Mr. Duffy has been employed by us since June 2004 and served as our Vice President, Marketing and Business Development until January 2006. In January 2006, Mr. Duffy was promoted to Executive Vice President, Marketing, Business Development and Legal Affairs. Prior to joining us, Mr. Duffy held the position of Vice President, Business Development at Prometheus Laboratories Inc., a privately held specialty pharmaceutical company. Prior to Prometheus, Mr. Duffy served for 13 years in functional and management positions in the pharmaceutical division at The Procter & Gamble Company. Mr. Duffy received a B.A. in biology from Loras College in Dubuque, Iowa.

Dr. Paul H. Johnson. Dr. Johnson has been employed by us since September 2003 as our Senior Vice President, Research and Development and Chief Scientific Officer. From 2001 to 2003, Dr. Johnson was Vice President, Research and Development and Chief Scientific Officer at EpiGenX Pharmaceuticals, Inc., a privately-held company focused on the development of epigenetic-based strategies to treat cancer and infectious diseases. From 1994 to 2001, Dr. Johnson served as the Head of the Cell and Molecular Biology Department and Principal Scientist in the Cancer Research Department at Berlex Biosciences ("Berlex") in Richmond, California, the U.S. research and development center for Schering AG in Germany. He also held an adjunct faculty position in the Graduate Division of Molecular Biology and Biochemistry at the University of California at Davis. From 1975 to 1994, Dr. Johnson was the Director of the Cell and Molecular Biology Laboratory at SRI International (formerly the Stanford Research Institute) and Professor of Biochemistry at Wayne State University Medical School. Dr. Johnson received a B.S. in biological sciences from the State University of New York ("SUNY"), Buffalo, a Ph.D. in biochemistry from the Roswell Park Cancer Institute (SUNY), and completed his post-doctoral training at the California Institute of Technology under an American Cancer Society fellowship.

David E. Wormuth. Mr. Wormuth has been employed by us since March 2001 as our Senior Vice President, Operations. From 1997 to 2001, Mr. Wormuth was President of David E. Wormuth & Associates, a consulting firm providing expert consulting services to the pharmaceutical industry related to manufacturing and quality control. From 1992 until 1997, Mr. Wormuth served as Vice President of Operations for Sonus. Prior to joining Sonus, Mr. Wormuth spent five years in various operational and manufacturing positions with Kabivitrum, Inc., a Swedish firm, specializing in emulsion technology and the development of amino acids for LVP applications. Prior to Kabivitrum, Mr. Wormuth spent 13 years with Abbott Laboratories in various manufacturing roles until 1987. Mr. Wormuth graduated from Newberry College in Newberry, South Carolina, where he received a B.A. in history and political science, and also served in the United States Marine Corps.

Bruce R. York. Mr. York joined us as our Director, Accounting and Corporate Controller in August 2004. In September 2005, he was appointed our Senior Director, Finance, interim Chief Accounting Officer and interim Assistant Secretary. Effective January 1, 2006, the interim titles for Mr. York were removed. Prior to joining us, Mr. York was Vice President, Chief Financial Officer and Corporate Secretary of Cellular Technical Services Company, Inc. from 1999 to 2004. Mr. York also served as Director of Finance for Cell Therapeutics, Inc. from 1998 to 1999, and was employed by Physio Control International Corporation from 1987 to 1998, holding positions of Director of Business Planning, Director of Finance — Europe, Director of Finance and Corporate Controller and Manager of Tax and Assets. Mr. York was employed by Price Waterhouse from 1978 to 1987. Mr. York earned a B.A. in government from Dartmouth College and an M.B.A. in finance and accounting from the Amos Tuck School of Business at Dartmouth. Mr. York received his Certified Public Accountant license in 1979.

Certain Relationships and Related Transactions

Contractual Arrangements. Pursuant to the terms and conditions of Dr. Quay's employment agreement, we agreed, for the term of Dr. Quay's employment with us, (i) to nominate Dr. Quay for successive terms as a member and Chairman of the Board of Directors, and (ii) to nominate a designee of Dr. Quay, who is reasonably acceptable to us, for successive terms as a member of the Board of Directors. We are obligated to use all best efforts to cause Dr. Quay and his designee to be elected to the Board of Directors at the Annual Meeting. Gerald R. Stanewick, a current member of the Board of Directors, has been designated by Dr. Quay for election to the Board of Directors at the Annual Meeting.

Independence of The Board of Directors

The Board of Directors has adopted Nasdaq's standards for determining the independence of its members and believes that it interprets these requirements conservatively. In applying these standards, the Board of Directors considers commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, in assessing the independence of directors, and must disclose any basis for determining that a relationship is not material. The Board of Directors has determined that a majority of its members, namely Susan B. Bayh, Dr. Alexander D. Cross, Myron Z. Holubiak, Leslie D. Michelson, John V. Pollock, Bruce R. Thaw and Devin N. Wenig, are independent directors within the meaning of such Nasdaq independence standards in terms of independence from management, such members constituting seven (7) of the ten (10) current members of the Board of Directors. In making these independence determinations, the Board of Directors did not exclude from consideration as immaterial any relationship potentially compromising the independence of any of the above directors.

Meetings of the Board of Directors

The Board of Directors held six meetings during 2006. During 2006, all directors except Mr. Wenig, who attended three meetings, attended more than 75% of the aggregate number of meetings of the Board of Directors. We do not have a formal policy regarding attendance by members of the Board of Directors at the annual meetings of stockholders, but we strongly encourage all members of the Board of Directors to attend our annual meetings and expect such attendance except in the event of extraordinary circumstances. All members of the Board of Directors, except Mr. Holubiak and Mr. Wenig, attended our annual meeting of stockholders on June 13, 2006.

Executive Sessions of the Board of Directors consisting only of independent directors will be held at least twice per year, and periodically as determined by the independent directors. Such Executive Sessions will typically occur immediately following regularly scheduled meetings of the Board of Directors, or at any other time and place as the independent directors may determine. The Board of Directors has designated Leslie D. Michelson to serve as our Lead Independent Director. In this capacity, Mr. Michelson is generally responsible for organizing, managing and presiding over the Executive Sessions of the Board of Directors and performing such other oversight functions from time to time as the independent directors deem necessary or appropriate, and reporting on outcomes of the Executive Sessions and such other activities to the Board of Directors and Chief Executive Officer as appropriate. Interested parties may submit matters for consideration to the independent directors by utilizing the procedures identified under "Stockholder Communications" in this Proxy Statement. During 2006, the independent directors met in Executive Session six times.

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board of Directors has adopted written charters for each of these Committees, which we make available free of charge on or through our internet website items related to corporate governance matters, including the charters of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors and our Code of Business Conduct and Ethics applicable to all employees, officers and directors. We maintain our internet website at www.nastech.com. You can access our committee charters and code of conduct on our website by first clicking "About Nastech" and then "Corporate Governance." We intend to disclose on our internet website any amendments to or waivers from our Code of Business Conduct and Ethics, as well as any amendments to the charters of any of the Audit, Compensation or Nominating and Corporate Governance Committees of the Board of Directors. Any stockholder also may obtain copies of these documents, free of charge, by sending a request in writing to: Nastech Pharmaceutical Company Inc., Investor Relations Department, 3830 Monte Villa Parkway, Bothell, Washington 98021. The current members of these committees are identified in the following table:

Director	Chairman	Lead Independent Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Susan B. Bayh				X	X
Dr. Alexander D. Cross			X		X
Dr. Ian R. Ferrier					
Myron Z. Holubiak				Chair	X
Leslie D. Michelson		X	Chair		
John V. Pollock			X	X	
Steven C. Quay, M.D., Ph.D.	X				
Gerald T. Stanewick					
Bruce R. Thaw			X	X	
Devin N. Wenig				X	Chair

Audit Committee. The Audit Committee, which currently consists of directors Leslie D. Michelson, Chairman, Dr. Alexander D. Cross, John V. Pollock and Devin N. Wenig, held six meetings during 2006. All members of the Audit Committee as then constituted attended at least 75% of the meetings during the periods served as committee members in 2006. Among other functions, the Audit Committee authorizes and approves the engagement of the independent registered public accounting firm, reviews the results and scope of the audit and other services provided by the independent registered public accounting firm, reviews our financial statements, reviews and evaluates our internal control functions, approves or establishes pre-approval policies and procedures for all professional audit and permissible non-audit services provided by the independent registered public accounting firm and reviews and approves any proposed related party transactions.

The Board of Directors has determined that each of Leslie D. Michelson, Dr. Alexander D. Cross., John V. Pollock and Bruce R. Thaw is an independent director within the meaning of the Nasdaq independence standards and Rule 10A-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board of Directors has determined that each member of the Audit Committee qualifies as an Audit Committee Financial Expert under applicable SEC Rules and satisfies the Nasdaq standards of financial literacy and financial or accounting expertise or experience.

Compensation Committee. The Compensation Committee, which currently consists of directors Myron Z. Holubiak, Chairman, Susan B. Bayh, J. John V. Pollock, Bruce R. Thaw and Devin N. Wenig, held four meetings during 2006. All members attended at least 75% of the meetings during the periods served as committee members in 2006. The Board of Directors has determined that each of the members of the Compensation Committee is an independent director within the meaning of the Nasdaq independence standards.

The Compensation Committee's functions include reviewing and approving the compensation and benefits for our executive officers, administering our equity compensation plans and making recommendations to the Board of Directors regarding these matters. The Chief Executive Officer does not participate in the determination of his own compensation or the compensation of directors. However, he makes recommendations to the committee regarding the amount and form of the compensation of the other executive officers and key employees, and he often participates in the committee's deliberations about their compensation. No other executive officers participate in the determination of the amount or form of the compensation of executive officers or directors. During 2006 the compensation committee retained Mercer Human Resource Consulting, a human resource and compensation consulting firm ("Mercer") as its independent compensation consultant. The consultant served at the pleasure of the committee, and the consultant's fees were approved by the committee. The consultant provided the committee with a report regarding the compensation paid by our competitors and other employers who compete with us for executives.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, which currently consists of directors Devin N. Wenig, Chairman, Susan B. Bayh, Dr. Alexander D. Cross and Myron Z. Holubiak, held three meetings during 2006. All members of the Nominating and Corporate Governance Committee, as then constituted, except Mr. Holubiak and Ms. Bayh, each of whom attended two meetings during 2006, attended at least 75% of the meetings during the periods served as committee members in 2006. The Nominating and Corporate Governance Committee searches for and recommends to the Board of Directors potential nominees for director positions and makes recommendations to the Board of Directors regarding the size, composition and compensation of the Board of Directors and its committees. The Board of Directors has determined that each of Devin N. Wenig, Susan B. Bayh, Dr. Alexander D. Cross and Myron Z. Holubiak is an independent director within the meaning of the Nasdaq independence standards.

In selecting candidates for the Board of Directors, the Nominating and Corporate Governance Committee begins by determining whether the incumbent directors whose terms expire at the annual meeting of stockholders desire and are qualified to continue their service on the Board of Directors. We are of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, giving us the benefit of the familiarity and insight into our affairs that our directors have accumulated during their tenure, while contributing to the Board of Directors' ability to work as a collective body. Accordingly, it is the policy of the Nominating and Corporate Governance Committee, absent special circumstances, to nominate qualified incumbent directors who continue to satisfy the Nominating and Corporate Governance Committee's criteria for membership on the Board of Directors, whom the Nominating and Corporate Governance Committee believes will continue to make important contributions to the Board of Directors and who consent to stand for re-election and, if re-elected, will continue their service on the Board of Directors. If there are positions on the Board of Directors for which the Nominating and Corporate Governance Committee will not be re-nominating an incumbent director, or if there is a vacancy on the Board of Directors, the Nominating and Corporate Governance Committee, in light of the circumstances, will make a determination as to whether to fill the applicable vacancy, and, if such a determination is made, may solicit recommendations for nominees from persons whom the Nominating and Corporate Governance Committee believes are likely to be familiar with qualified candidates, including members of our Board of Directors and our senior management. The Nominating and Corporate Governance Committee may also engage a search firm to assist in the identification of qualified candidates. The Nominating and Corporate Governance Committee will review and evaluate each candidate whom it believes merits serious consideration, taking into account all available information concerning the candidate, the existing composition and mix of talent and expertise on the Board of Directors and other factors that it deems relevant. In conducting its review and evaluation, the Committee may solicit the views of management and other members of the Board of Directors and may, if deemed helpful, conduct interviews of proposed candidates.

The Nominating and Corporate Governance Committee generally requires that all candidates for the Board of Directors be of the highest personal and professional integrity and have demonstrated exceptional ability and judgment. The Nominating and Corporate Governance Committee will consider whether such candidate will be effective, in conjunction with the other members of the Board of Directors, in collectively serving the long-terms interests of our stockholders. In addition, the Nominating and Corporate Governance Committee requires that all candidates have no interests that materially conflict with our interests and those of our stockholders, have meaningful management, advisory or policy making experience, have a general appreciation of the major business issues facing us and have adequate time to devote to service on the Board of Directors. We also require that a majority of its directors be independent, at least three of the directors have the financial literacy necessary for service on the Audit Committee under applicable Nasdaq rules and at least one of these directors qualifies as an Audit Committee Financial Expert in accordance with applicable SEC rules.

The Nominating and Corporate Governance Committee will consider stockholder recommendations for nominees to fill director positions, provided that the Nominating and Corporate Governance Committee will not entertain stockholder nominations from stockholders who do not meet the eligibility criteria for submission of stockholder proposals under SEC Rule 14a-8 of Regulation 14A under the Exchange Act. Stockholders may submit written recommendations for committee appointments or recommendations for nominees to the Board of Directors, together with appropriate biographical information and qualifications of such nominees as required by our Bylaws, to our Director of Human Resources following the same procedures as described in "Stockholder Communications" in this Proxy Statement. In order for the Nominating and Corporate Governance Committee to consider a nominee for directorship submitted by a stockholder, such recommendation must be received by the Director of Human Resources by the time period set forth in our most recent proxy statement for the submission of stockholder proposals under SEC Rule 14a-8 of Regulation 14A under the Exchange Act. The Director of Human Resources shall then deliver any such communications to the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will evaluate stockholder recommendations for candidates for the Board of Directors using the same criteria as for other candidates, except that the Nominating and Corporate Governance Committee may consider, as one of the factors in its evaluation of stockholder recommended candidates, the size and duration of the interest of the recommending stockholder or stockholder group in the equity of the Company.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2006 one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Stockholder Communications

All stockholder communications must (i) be addressed to our Director of Human Resources at our address, (ii) be in writing either in print or electronic format, (iii) be signed by the stockholder sending the communication, (iv) indicate whether the communication is intended for the entire Board of Directors, the Nominating and Corporate Governance Committee, or the independent directors, (v) if the communication relates to a stockholder proposal or director nominee, identify the number of shares held by the stockholder, the length of time such shares have been held, and the stockholder's intention to hold or dispose of such shares, provided that the Board of Directors and the Nominating and Corporate Governance Committee will not entertain shareholder proposals or shareholder nominations from shareholders who do not meet the eligibility and procedural criteria for submission of shareholder proposals under Commission Rule 14a-8 of Regulation 14A under the Exchange Act and (vi) if the communication relates to a director nominee being recommended by the stockholder, must include appropriate biographical information of the candidate as is required by our Bylaws.

Upon receipt of a stockholder communication that is compliant with the requirements identified above, the Director of Human Resources shall promptly deliver such communication to the appropriate member(s) of the Board of Directors or committee member(s) identified by the stockholder as the intended recipient of such communication by forwarding the communication to either the chairman of the Board of Directors with a copy to the Chief Executive Officer, the chairman of the Nominating and Corporate Governance Committee, or to each of the independent directors, as the case may be.

The Director of Human Resources may, in his or her sole discretion and acting in good faith, provide copies of any such stockholder communication to any one or more of our directors and executive officers, except that in processing any stockholder communication addressed to the independent directors, the Director of Human Resources may not copy any member of management in forwarding such communications. In addition, the Director of Human Resources may, in his or her sole discretion and acting in good faith, not forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for consideration by the intended recipient, and any such correspondence may be forwarded elsewhere in the Company for review and possible response.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP served as our independent registered public accounting firm for the year ended December 31, 2006, has been our independent registered public accounting firm for each completed fiscal year beginning with the year ended December 31, 1996, and has been appointed by the Audit Committee to continue as our independent registered public accounting firm for the fiscal year ending December 31, 2007 In the event that ratification of this appointment of independent registered public accounting firm is not approved by the affirmative vote of a majority of votes cast on the matter, then the appointment of our independent registered public accounting firm will be reconsidered by the Audit Committee. Representatives of KPMG LLP are expected to be present at the annual meeting to respond to appropriate questions and will be given the opportunity to make a statement if they desire to do so.

Your ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007 does not preclude the Audit Committee from terminating its engagement of KPMG LLP and retaining new independent registered public accounting firm, if it determines that such an action would be in our best interest. Total fees billed to us by KPMG LLP for the years ended December 31, 2006 and 2005 were $350,570 and $346,000, respectively, and were comprised of the following:

Audit Fees. The aggregate fees billed for professional services rendered in connection with (i) the audit of our annual financial statements, (ii) the audit of our internal controls over financial reporting, (iii) the review of the financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, (iv) consents and comfort letters issued in connection with equity offerings and (v) services provided in connection with statutory and regulatory filings or engagements were $350,570 for the year ended December 31, 2006 and $346,000 for the year ended December 31, 2005.

Audit-Related Fees. We did not incur any audit-related fees for the years ended December 31, 2006 or December 31, 2005.

Tax Fees. The aggregate fees billed for professional services rendered in connection with tax compliance, tax planning and federal and state tax advice were zero for the year ended December 31, 2006 and $17,000 for the year ended December 31, 2005.

All Other Fees. We did not incur any other fees for the years ended December 31, 2006 and December 31, 2005.

Pre-Approval Policies and Procedures

Pursuant to its charter, the Audit Committee has the sole authority to appoint or replace our independent registered public accounting firm (subject, if applicable, to stockholder ratification). The Audit Committee is directly responsible for the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent registered public accounting firm is engaged by, and report directly to, the Audit Committee.

The Audit Committee pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by its independent registered public accounting firm, subject to the *de minimis* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act and SEC Rule 2-01(c)(7)(i)(C) of Regulation S-X, provided that all such excepted services are subsequently approved by the Audit Committee prior to the completion of the audit. In the event pre-approval for such auditing services and permitted non-audit services cannot be obtained as a result of inherent time constraints in the matter for which such services are required, the Chairman of the Audit Committee has been granted the authority to pre-approve such services, provided that the estimated cost of such services on each such occasion does not exceed $15,000, and the Chairman of the Audit Committee reports for ratification such pre-approval to the Audit Committee at its next scheduled meeting. The Audit Committee has complied with the procedures set forth above, and has otherwise complied with the provisions of its charter.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Annual Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 2. For purposes of the ratification of our independent registered public accounting firm, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 2.

disposition occurs in the amount of the difference between the fair market value of the Common Stock at the time of purchase and the amount paid by the employee for the Common Stock. The amount of such ordinary income recognized by the employee will be added to the employee's basis in the Common Stock for purposes of determining capital gain or loss upon the disposition of the Common Stock by the employee. If an employee holds the shares of Common Stock purchased under the Stock Purchase Plan for at least one year after the Common Stock is purchased and at least two years after the Grant Date before disposing of such shares, then the employee will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in an amount equal to the lesser of (a) the excess of the fair market value of the Common Stock on the date of disposition over the purchase price paid by the employee, or (b) the excess of the fair market value of the Common Stock on the offering date over the purchase price paid by the employee. The amount of such ordinary income recognized by the employee will be added to the employee's basis in the Common Stock for purposes of determining capital gain or loss upon the disposition of the Common Stock by the employee. If an employee dies before disposing of the Common Stock purchased under the Stock Purchase Plan, he or she will be deemed to have received compensation taxable as ordinary income in the taxable year closing with the employee's death in an amount equal to the lesser of clauses (a) or (b) as set forth in the first sentence of this paragraph. The employee will not realize any capital gain or loss at death.

Nastech generally will not be entitled to a deduction with respect to the Common Stock purchased by an employee under the Stock Purchase Plan, unless the employee disposes of the Common Stock less than one year after the Common Stock is transferred to the employee or less than two years after the Grant Date.

Accounting Treatment Under Generally Accepted Accounting Principles

The Stock Purchase Plan is classified under FAS 123(R) as a "compensatory" plan because participants have the right to purchase Common Stock at less than 95% of the fair market value on the Grant Date and because the plan allows for a "look-back" to allow participants to purchase stock based upon the fair market value on the Grant Date as opposed to the Purchase Date. Under FAS 123(R), we must record a charge to earnings equal to the fair value of the right to purchase Common Stock under the Stock Purchase Plan determined as of the Grant Date.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Annual Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 3. For purposes of the ratification of our 2007 Employee Stock Purchase Plan, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 3.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors, on behalf of the Board of Directors, serves as an independent and objective party to monitor and provide general oversight of the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, the. performance of the independent registered public accounting firm, the compliance by us with legal and regulatory requirements and our standards of business conduct. The Audit Committee performs these oversight responsibilities in accordance with its Amended and Restated Audit Committee Charter.

Our management is responsible for preparing our financial statements and our financial reporting process. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles in the United States of America. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations our internal controls, and the overall quality of our financial reporting.

does not exceed $15,000, and the Chairman of the Audit Committee reports for ratification such pre-approval to the Audit Committee at its next scheduled meeting. The Audit Committee has complied with the procedures set forth above, and has otherwise complied with the provisions of its charter.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Annual Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 2. For purposes of the ratification of our independent registered public accounting firm, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 2.

PROPOSAL NO. 3

APPROVAL OF THE 2007 EMPLOYEE STOCK PURCHASE PLAN

We seek to retain the services of current employees, to promote employee morale and to encourage employee ownership of Nastech Common Stock, and to secure and retain the services of new employees. In order to maximize our success, we look to provide incentives to certain employees through the means of various stock ownership plans. As such, we submit for approval the 2007 Employee Stock Purchase Plan (the "Stock Purchase Plan"), a copy of which is attached as Appendix A to this proxy statement. The Stock Purchase Plan permits employees to purchase shares at a discount through payroll deductions.

The following summary of the terms of the Stock Purchase Plan is qualified in its entirety by reference thereto. Stockholders are urged to refer to the Stock Purchase Plan document and to read it carefully for a complete statement of the provisions summarized herein.

Stock Subject to the Plan

The stock subject to purchase under the Stock Purchase Plan may be unissued shares of Common Stock or shares of Common Stock that have been bought on the open market at prevailing market prices or otherwise. The amount of shares of Common Stock that may be sold pursuant to the Stock Purchase Plan shall not exceed, in the aggregate, 300,000 shares. If any option to purchase shares of Common Stock granted pursuant to the Stock Purchase Plan shall for any reason terminate without having been exercised, the shares not purchased under such option shall again become available for issuance under the Stock Purchase Plan.

Eligibility

Employees of our company who meet the eligibility requirements under the Stock Purchase Plan may participate in the plan. As of April 1, 2007 there were approximately 206 employees eligible to participate in the Stock Purchase Plan. An employee is eligible to participate in the Stock Purchase plan if the employee is employed by us for more than five months in any calendar year for more than 20 hours per week and has continuously worked for us for a length of time to be set by the Board of Directors, but not to exceed a period of greater than two years, except that no employee may participate (i) if immediately upon participation in the offering the employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock, or (ii) if the rights granted to the employee under the Stock Purchase Plan together with rights granted to the employee under all of our other employee stock purchase plans create rights to purchase our stock at a rate which exceeds $25,000 per year of the fair market value of the stock as determined at the time such rights are granted, for each calendar year in which such rights are outstanding at any time. In addition, no participant may purchase more than 3,500 shares in any Offering Period.

Offerings Under the Plan

Our Board of Directors may grant or provide for the grant of purchase rights to purchase shares of our Common Stock under the Stock Purchase Plan to eligible employees on such offering date or dates as selected by the board. The terms of each offering shall be set by our Board of Directors, but all employees granted purchase rights under the Stock Purchase Plan shall have the same rights and privileges. The provisions of separate offerings need not be identical, but all offerings shall include the period during which the offering shall be effective, which period shall not exceed 27 months beginning with the offering date, and the provisions set forth in the Stock Purchase Plan with respect to eligibility, purchase rights, purchase price, participation, withdrawal, termination and exercise. An eligible employee may become a participant in the Stock Purchase Plan pursuant to an offering by delivering to us a participation agreement within the time specified in the offering. Each participant shall authorize payroll deductions to be held in an account to purchase shares of our Common Stock on the purchase date.

On each offering date, each eligible employee shall be granted a purchase right to purchase up to the number of shares of Common Stock as designated by our Board of Directors, not to exceed 15% of such employee's earnings during the period as stated in the offering. Our Board of Directors shall specify a maximum number of shares of Common Stock that may be (i) purchased by any participant during the offering and (ii) purchased in aggregate by all participants during the offering. The purchase price of the shares of Common Stock acquired pursuant to purchase rights granted under the Stock Purchase Plan shall be not less than the lesser of (i) an amount equal to 85% of the fair market value of the shares of Common Stock on the offering date or (ii) an amount equal to 85% of the fair market value of the shares of Common Stock on the applicable purchase date.

Termination of Enrollment

A participant in the offering may terminate his or her payroll deductions under the Stock Purchase Plan and withdraw from the offering by delivering to us a notice of withdrawal at any time except as provided in the offering. Upon withdrawal from the offering, we shall distribute to such participant all of his or her accumulated payroll deductions. Purchase rights granted pursuant to any offering under the Stock Purchase Plan shall terminate immediately upon a participant ceasing to be an employee or other lack of eligibility. We will distribute to such terminated or otherwise ineligible employee all of his or her accumulated payroll deductions. A participant may file a written designation of a beneficiary who is to receive shares of Common Stock and/or cash from the participant's account under the Stock Purchase Plan in the event of such participant's death.

Plan Administration

The Stock Purchase Plan is administered by our Board of Directors or such committee or employee(s) as the Board of Directors may delegate. Our Board of Directors, or such committee or employee(s) as the Board of Directors may delegate, is vested with full power to determine all questions that may arise under, construe the terms of, adopt rules of procedure and enforce the provisions of the Stock Purchase Plan; provided, however, if our Board of Directors delegates administration to a committee or employee(s) the Board of Directors may remove such administration duties from the committee or employee(s) at any time.

Amendment and Termination

Our Board of Directors may amend the Stock Purchase Plan from time to time. Except as provided in the Stock Purchase Plan, no amendment shall be effective until we have obtained the approval of our stockholders if Section 423 of the Internal Revenue Code of 1986, as amended (the "Code") or other applicable laws or regulations require such approval. The rights and obligations under any purchase rights granted before amendment of the Stock Purchase Plan shall not be impaired by any amendment of the Plan except (i) with the consent of the person to whom such purchase rights were granted or (ii) as necessary to comply with any laws, governmental regulations or requirements of the Section 423 of the Code.

Our Board of Directors in its discretion may suspend or terminate the Stock Purchase Plan at any time. Unless sooner terminated, the Stock Purchase Plan shall terminate at the time that all of the shares of Common Stock reserved for issuance under the Stock Purchase Plan have been issued. No purchase rights may be granted under the Stock Purchase Plan while the Plan is suspended or after it is terminated. Any benefits, privileges, entitlements and obligations under any purchase rights granted under the Stock Purchase Plan while the Stock Purchase Plan is in effect shall not be impaired by suspension or termination of the Stock Purchase Plan except (i) as expressly provided in the Stock Purchase Plan or with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, regulations, or listing requirements, or (iii) as necessary to ensure that the Stock Purchase Plan and/or purchase rights granted under the Stock Purchase Plan comply with the requirements of Section 423 of the Code.

Federal Income Tax Consequences

Generally, no federal income tax consequences will arise at the time an employee purchases Common Stock under the Stock Purchase Plan. If an employee disposes of Common Stock purchased under the ESPP less than one year after the Common Stock is purchased or within two years of the Grant Date, the employee will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in the amount of the difference between the fair market value of the Common Stock at the time of purchase and the amount paid by the employee for the Common Stock. The amount of such ordinary income recognized by the employee will be added to the employee's basis in the Common Stock for purposes of determining capital gain or loss upon the disposition of the Common Stock by the employee. If an employee holds the shares of Common Stock purchased under the Stock Purchase Plan for at least one year after the Common Stock is purchased and at least two years after the Grant Date before disposing of such shares, then the employee will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in an amount equal to the lesser of (a) the excess of the fair market value of the Common Stock on the date of disposition over the purchase price paid by the employee, or (b) the excess of the fair market value of the Common Stock on the offering date over the purchase price paid by the employee. The amount of such ordinary income recognized by the employee will be added to the employee's basis in the Common Stock for purposes of determining capital gain or loss upon the disposition of the Common Stock by the employee. If an employee dies before disposing of the Common Stock purchased under the Stock Purchase Plan, he or she will be deemed to have received compensation taxable as ordinary income in the taxable year closing with the employee's death in an amount equal to the lesser of clauses (a) or (b) as set forth in the first sentence of this paragraph. The employee will not realize any capital gain or loss at death.

Nastech generally will not be entitled to a deduction with respect to the Common Stock purchased by an employee under the Stock Purchase Plan, unless the employee disposes of the Common Stock less than one year after the Common Stock is transferred to the employee or less than two years after the Grant Date.

Accounting Treatment Under Generally Accepted Accounting Principles

The Stock Purchase Plan is classified under FAS 123(R) as a "compensatory" plan because participants have the right to purchase Common Stock at less than 95% of the fair market value on the Grant Date and because the plan allows for a "look-back" to allow participants to purchase stock based upon the fair market value on the Grant Date as opposed to the Purchase Date. Under FAS 123(R), we must record a charge to earnings equal to the fair value of the right to purchase Common Stock under the Stock Purchase Plan determined as of the Grant Date.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Annual Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 3. For purposes of the ratification of our 2007 Employee Stock Purchase Plan, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 3.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors, on behalf of the Board of Directors, serves as an independent and objective party to monitor and provide general oversight of the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, the. performance of the independent registered public accounting firm, the compliance by us with legal and regulatory requirements and our standards of business conduct. The Audit Committee performs these oversight responsibilities in accordance with its Amended and Restated Audit Committee Charter.

Our management is responsible for preparing our financial statements and our financial reporting process. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles in the United States of America. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations our internal controls, and the overall quality of our financial reporting.

In this context, the Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2006 with management and with the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), which includes, among other items, matters related to the conduct of the audit of our annual financial statements and the audit of our internal controls over financial reporting.

The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with the independent registered public accounting firm the issue of its independence from us and management. In addition, the Audit Committee has considered whether the provision of non-audit services by the independent registered public accounting firm in 2006 is compatible with maintaining the registered public accounting firm's independence and has concluded that it is.

Based on its review of the audited financial statements and the various discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2006.

Each of the members of the Audit Committee is independent as defined under the standards of the SEC and Nasdaq, and meets all other requirements of Nasdaq and of such rules of the SEC.

Respectfully submitted by the Audit Committee,

Leslie D. Michelson, Chairman
Dr. Alexander D. Cross
John V. Pollock
Bruce R. Thaw

The foregoing Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent we specifically incorporate this Audit Committee Report by reference therein.

COMPENSATION DISCUSSION AND ANALYSIS

General

Our Compensation Committee is composed entirely of independent, outside directors. Its functions include establishing our general compensation policies, reviewing and approving compensation for executive officers, and administering our stock-based incentive plans. One important goal of the Compensation Committee is to have the members of the committee design compensation packages for our executive officers sufficient to attract and retain persons of exceptional quality and to provide effective incentives to motivate and reward such executives for achieving the scientific, financial and strategic goals essential to our long-term success and growth in stockholder value.

We compensate our executive officers through a combination of base salary, cash bonus awards and performance-based equity compensation. Our compensation program is designed to attract and retain the best possible executive talent, to tie annual and incentive cash and long term equity compensation to the achievement of measurable corporate, business and individual performance objectives, and to align compensation incentives available to our executives with the goal of creating stockholder value. To this end, we tie a substantial portion of our executive officers' overall compensation to measurable annual corporate milestones and to the achievement of individual goals for the executive officers that are specific to their areas of responsibility and relate to the corporate milestones. In addition, we provide our executives a variety of other benefits that we also make available to all salaried employees.

Our President and Chief Executive Officer, our Chief Financial Officer and our Director of Human Resources are typically invited to attend meetings of the Compensation Committee. For compensation decisions, including decisions regarding the grant of equity compensation relating to executive officers (other than our President and Chief Executive Officer), the Compensation Committee considers the recommendations of our President and Chief Executive Officer. The input of the President and Chief Executive Officer, the Chief Financial Officer and the Director of Human Resources helps us evaluate our compensation practices and assists us with developing and implementing our executive compensation program and philosophy. Based on information presented to us by Mercer Human Resource Consulting ("Mercer"), a human resource and compensation consulting firm we retained to advise the Compensation Committee, we believe we have generally established our executive officers' base salary and incentive compensation at approximately the median of market ranges. Our equity component, based upon increasing shareholder value, can increase our executives' total compensation above the median. As a result, we believe the total compensation of our executive officers is equitable when compared to executive officers from a peer group of competitive companies.

Establishing Compensation Opportunities and Compensation Philosophy

Overall, our aim is to offer our executive officers total compensation opportunities that represent a competitive level among a peer group of companies. Accordingly, on an annual basis, Mercer helps us identify a peer group of competitive companies to which we may refer when establishing executive compensation and assists with, among other things, structuring our various compensation programs and determining appropriate levels of salary, bonus and other compensatory awards payable to our executive officers and other employees. Mercer also guides us in the development of near-term and long-term individual performance objectives established by the Compensation Committee. The Compensation Committee also may consider other factors to adjust executive compensation after appropriate research and deliberation.

Benchmarking of Base Compensation and Equity Holdings

With information provided by Mercer regarding compensation programs for executive officers, our Compensation Committee performs periodic strategic reviews of the cash compensation and share and option holdings of our executive officers to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to the comparable officers in other competitive companies including, Mercer identified such competitive companies as companies that most closely matched our core businesses and stage of development. In addition to the information supplied by Mercer regarding compensation for executive officers of a peer group of competitive companies, the Compensation Committee also reviews other salary and compensation surveys from various sources, such as Aon Consulting, Inc. for guidance in setting compensation for our executive officers.

Allocation Among Compensation Components

Our typical executive compensation package has historically consisted of three main components: (1) base salary; (2) cash bonuses; and (3) stock options and restricted stock grants. We view these three components of our executive compensation program as related but distinct. Although the Compensation Committee reviews the total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from any other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on the market for executive compensation, utilizing the survey data referred to above, individual performance, our view of internal equity and consistency and other information we deem relevant. We believe that, as is common in the biotechnology sector, stock-related awards are the primary motivator in attracting and retaining executives, and that salary and cash bonus awards are secondary considerations. Except as described below, due to the small size of our executive team and the need to tailor each executive officer's award to attract and retain that executive officer, the Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of compensation. The table below gives a breakdown among major compensation components received in 2006 by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers (referred to herein collectively as our

"Named Executive Officers") and treats the equity compensation component consistently with the Summary Compensation Table methodology.

	Base Salary	Cash Bonus Awards	Equity Compensation
Dr. Steven C. Quay, Chairman, President and CEO	17%	7%	76%
Philip C. Ranker, Chief Financial Officer	38%	14%	48%
Dr. Gordon C. Brandt, EVP Clinical Research and Medical Affairs	39%	13%	48%
Timothy M. Duffy, EVP Business Dev, Marketing & Legal	41%	14%	45%
Dr. Paul H. Johnson, SVP R&D and Chief Scientific Officer	44%	14%	42%

Description of Our Compensation Components

We provide the following compensation components to our executives:

Base Salary. The Compensation Committee's approach is to offer base salaries targeted near the median of the range of salaries for executives in similar positions and with similar responsibilities at our peer groups of competitive companies. To that end, the Compensation Committee evaluates the competitiveness of our base salaries based upon information drawn from various sources, including published and proprietary survey data, consultants' reports and our own experience in recruiting and training executives and professionals. The base salaries for 2006 for the Named Executive Officers are intended to be consistent with competitive practice and the executive officer's level of responsibility and were based upon the terms of employment contracts with the Named Executive Officers. Base salaries of the Named Executive Officers are reviewed annually by the Compensation Committee and may be increased in accordance with the terms of the executive officers' respective employment agreements and certain performance criteria, including, without limitation, (i) individual performance, (ii) our performance as a company, (iii) the functions performed by the executive officer and (iv) changes in the compensation peer group in which we compete for executive talent. The Compensation Committee uses its discretion to determine the weight given to each of the factors listed above and such weight may vary from individual to individual.

The Compensation Committee recommends the salary for our President and Chief Executive Officer and, with the aid of the of the President and Chief Executive Officer, for each executive officer below the President and Chief Executive Officer level, for approval by the full Board of Directors. In 2006, we increased our executives' base salaries by a range of 4.0% to 15.6%, and by 11.4% on average. These increases were part of our normal annual salary review and reflected the Compensation Committee's review of the compensation levels in our peer group of competitive companies.

Cash Incentive Bonuses. In addition to base salary, pursuant to their employment agreements, our executive officers are eligible to receive discretionary incentive bonuses, from time to time, upon the achievement of certain scientific, financial and other business milestones related to company and individual performance. At the beginning of each year, the Compensation Committee and our President and Chief Executive Officer review each executive's job responsibilities and goals for the upcoming year and establish performance criteria for achieving the target bonus amount (or portions thereof) expressed as a percentage of base salary. Once established by the Compensation Committee these criteria are submitted for approval to the full Board of Directors on an annual basis, and include specific goals and objectives relating to the achievement of clinical, regulatory, business and/or financial milestones. For 2006, these goals and objectives included metrics on shareholder value, business partnering, new feasibility studies, expansion of our patent portfolio, advancement of clinical products, balance sheet strength, systems improvements and uptime, manufacturing shipments and production of preclinical and clinical supplies. The Compensation Committee uses its discretion to determine the weight given to each of the goals and objectives listed above. The Compensation Committee believed the targets provided realistic, motivating incentives for achieving the performance desired by our board of directors. Under the terms of their respective employment agreements, the target cash bonus amount for each of our executive officers is as follows: Dr. Steven C. Quay — 50% of base salary; Mr. Ranker, Dr. Brandt, Mr. Duffy, and Dr. Johnson — 40% of base salary. The Named Executive Officers may be awarded cash bonuses higher than their respective target cash bonus amount in the discretion of the Compensation Committee. In addition, the Compensation Committee, in its discretion, may award a cash bonus to any Named Executive Officer below that of his respective stated target cash bonus in the event his target goals and objectives are not fully met.

At year-end the Compensation Committee evaluates individual and corporate performance against the target goals for the recently completed year, in conformance with its evaluation process, and then approves the employee bonus program incentive level for our President and Chief Executive Officer, and for each officer below the President and Chief Executive Officer level based on the President and Chief Executive Officer's recommendations. For the year ended December 31, 2006, discretionary cash incentive bonuses in recognition of services performed in 2006 were approved by the Compensation Committee on February 6, 2007 and awarded to executive officers and paid in February 2007 as follows: $214,500 to Dr. Steven C. Quay, $84,474 to Philip C. Ranker, $89,078 to Dr. Gordon C. Brandt, $84,547 to Timothy M. Duffy, and $74,726 to Dr. Paul H. Johnson, representing 86%, 92%, 81%, 88% and 78%, respectively, of the target cash bonus amount for such executive officer.

If an executive officer is terminated prior to the scheduled payment date, his or her incentive bonus will be forfeited, subject to contractual provisions in his or her employment agreements. Neither the Compensation Committee nor the our board of directors has considered whether we would attempt to recover any portion of cash incentive bonus payments to the extent such payments were determined and paid based on our financial results if our financial results are later restated in a downward direction.

Stock options and restricted stock grants. We believe that long-term company performance is best achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. We grant stock options and other stock awards in order to provide certain executive officers with a competitive total compensation package and to reward them for their contribution to the long-term growth in value of the company and the long-term price performance of our common stock. Grants of stock options and other stock awards are designed to align the executive officer's interest with that of our stockholders although we do not currently have formal guidelines specifying security ownership requirements for our executive officers. To assist us in retaining employees and encouraging them to seek long-term appreciation in the value of our stock, the benefits of the awards generally vest over a specified period, usually three years, and therefore a grantee must remain with us for a specified period to enjoy the full potential economic benefit of an award. The Compensation Committee may consider as one of a number of factors the level of an executive officer's realizable compensation from awards granted in prior years when making decisions with respect to awards being granted to that executive officer for the most recently ended fiscal year.

We maintain three compensation plans under which equity compensation awards may be made to employees: the Nastech Pharmaceutical Company Inc. Amended and Restated 2000 Nonqualified Stock Option Plan, the Nastech Pharmaceutical Company Inc. 2002 Stock Option Plan, and the 2004 Stock Incentive Plan (collectively herein, the "Employee Option Plans"). We may award options under the 2000 and 2002 plans, and a variety of stock-based units including options and restricted stock under our 2004 Plan. Awards granted under the Employee Option Plans are based on a number of factors, including (i) the executive officer's or key employee's position with us, (ii) his or her performance and responsibilities, (iii) the extent to which he or she already holds an equity stake with us, (iv) equity participation levels of comparable executives and key employees at other companies in the compensation peer group and (v) individual contribution to the success of our financial performance. However, the Employee Option Plans do not provide any formulated method for weighing these factors, and a decision to grant an award is based primarily upon the evaluation by the Compensation Committee, in consultation with our President and Chief Executive Officer, of the performance and responsibilities of and the retention strategy for the individual in question. Awards to executive officers are first reviewed and approved by the Compensation Committee, which then makes a recommendation for final approval by our board of directors.

Stock awards to newly-hired employees (including, without limitation, executive officers) are made on the start date of employment and are approved by the Chief Executive Officer based upon guidelines from and authority delegated to him by the Compensation Committee. Other than grants to newly-hired employees, option grants are generally planned to be awarded in February of each year at the regularly scheduled meetings of the Compensation Committee and the Board of Directors. Our programs, policies or practices do not time option grants with the release of any non-public information for newly-hired executive officers. As a part of its agenda for each meeting, the Compensation Committee reviews and approves all grants of options and awards made by our President and Chief Executive Officer since the previous meeting. Restricted stock awards are made to attract and retain talented employees in a competitive market and to align the interest of the employee with that of the shareholder. Because shares of restricted stock have a defined value at the time the restricted stock awards are made, restricted stock awards are often perceived as having more immediate value than stock options, which have a less determinable value when granted, and thus we typically grant fewer shares of restricted stock than stock options. Furthermore, any unvested restricted stock holdings are subject to forfeiture upon termination of employment.

The exercise price of all option awards granted to Named Executive Officers in 2006 was equal to the closing price of our common stock on the date of the grant.

Other Compensation. We maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance, dental insurance and a 401(k) plan. In certain circumstances, on a case-by-case basis, we have used cash signing bonuses, which may have time-based repayment terms, when certain executives and senior non-executives have joined us. We do not provide any special reimbursement for perquisites such as country clubs, automobiles, corporate aircraft, living or security expenses for our employees or for any executive officers.

401(k) Savings Plan. We maintain a tax-qualified 401(k) savings and profit-sharing plan for our eligible employees (the "401(k) Plan"). Employees who have attained the age of 21 and completed at least three months and at least 250 hours of service with us are eligible to elect to defer up to the lesser of $15,000 during calendar year 2006 or 100% of their base pay on a pre-tax basis. Participants age 50 and older may make additional pre-tax contributions to the 401(k) Plan of up to $5,000 during calendar year 2006. We may make discretionary matching or profit-sharing contributions to the 401(k) Plan on behalf of eligible participants in any plan year, as may be determined by the Board of Directors. For calendar year 2006, the Board of Directors decided to match employee pre-tax contributions of up to 6% of compensation at 25 cents for each dollar contributed by the employee. Accordingly, we made discretionary matching contributions of approximately $151,000 to the 401(k) Plan for calendar year 2006, including matching contributions for executive officers as follows: $3,563 for Dr. Steven C. Quay, $3,450 for Philip C. Ranker $3,266 for Dr. Gordon C. Brandt, $3,572 for Timothy M. Duffy, and $3,000 for Dr. Paul H. Johnson.

Pension Benefits. We do not offer qualified or non-qualified defined benefit plans to our executive officers or employees. In the future, our Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation. None of our Named Executive Officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. To date, we have not had a significant reason to offer such non-qualified defined contribution plans or other deferred compensation plans. In the future, the Compensation Committee may elect to provide our executive officers or other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Severance and Change of Control Arrangements. As discussed more fully in the section below entitled "Employment Agreements," our executive officers are entitled to certain benefits upon the termination of their respective employment agreements. The severance agreements are intended to mitigate some of the risk that our executive officers may bear in working for a developing company such as ours.

Policies Regarding Tax Deductibility of Compensation. Within our performance-based compensation program, we aim to compensate the Named Executive Officers in a manner that is tax-effective for us. Section 162(m) of the Internal Revenue Code restricts the ability of publicly held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1.0 million per covered officer in any fiscal year. However, this limitation does not apply to compensation that is performance-based.

The non-performance based compensation paid in cash to our executive officers in 2006 did not exceed the $1.0 million limit per officer, and the Compensation Committee does not anticipate that the non-performance based compensation to be paid in cash to our executive officers in 2007 will exceed that limit.

EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation earned during 2006 by our Named Executive Officers.

2006 Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards (2)($)	Option Awards (2)($)	Non-Equity Incentive Plan Compensation (3)($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (4)($)	Total ($)
Dr. Steven C. Quay, Chairman, President and CEO (Principal Executive Officer)	2006	$500,000	—	$617,565	$1,582,331	$214,500	—	$3,563	$2,917,959
Philip C. Ranker, CFO, (Principal Financial Officer)	2006	230,000	—	158,627	125,307	84,474	—	3,450	601,858
Dr. Gordon C. Brandt, EVP Clinical Research and Medical Affairs	2006	275,000	—	64,185	107,462	89,078	—	3,266	538,991
Timothy M. Duffy, EVP Business Dev, Marketing & Legal	2006	238,109	—	159,505	100,759	84,547	—	3,572	586,492
Dr. Paul H. Johnson, SVP R&D and Chief Scientific Officer	2006	239,200	—	50,771	182,669	74,726	—	3,000	550,336

(1) Dr. Quay has been employed by us since August 2000. Mr. Ranker has been employed by us since August 2004 and was appointed Chief Financial Officer and Secretary on January 1, 2006. Dr. Brandt has been employed by us since November 2002. Mr. Duffy has been employed by us since June 2004 and was promoted to Executive Vice President, Business Development, Marketing and Legal on January 30, 2006. Dr. Johnson has been employed by us since September 2003.

(2) The amounts listed in the Stock Awards and Option Awards columns are the amounts of compensation cost recognized in 2006 for financial reporting purposes related to awards in current and prior fiscal years, excluding the effect of certain forfeiture assumptions. There were no actual forfeitures for any named executive during 2006. The estimates used for forfeitures in the financial statements based upon historical experience would have reduced the amounts reflected in the summary compensation table above as follows:

Name	Stock Awards Estimate of Forfeitures in 2006 not Included in the Summary Compensation Table	Option Awards Estimate of Forfeitures in 2006 not Included in the Summary Compensation Table	Total
Dr. Quay	$182,172	$482,467	$664,639
Mr. Ranker	32,807	29,576	62,383
Dr. Brandt	14,239	10,670	24,909
Mr. Duffy	29,101	25,038	54,139
Dr. Johnson	11,191	7,466	18,657
Total	$269,510	$555,217	$824,727

See Notes to our consolidated financial statements for the year ended December 31, 2006 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion in our Form 10K for the year ended December 31, 2006 of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies." Additionally, see the detailed information and footnotes contained in the 2006 Outstanding Equity Awards at Fiscal Year-End Table and 2006 Grants of Plan Based Awards Table later in this proxy statement for additional information related to the grant dates and values.

(3) The amounts listed in the Non-Equity Incentive Plan Compensation column included cash incentive bonuses accrued during 2006 and paid in February 2007 after approval by the Compensation Committee on February 5, 2007.

(4) The amounts listed in the All Other Compensation column are 401(k) plan matching contributions made by us to executives' respective 401(k) plan contributions.

Employment Agreements

We have employment agreements with five of our executives: Dr. Quay, Dr. Brandt, Mr. Ranker, Dr. Johnson and Mr. Duffy. These agreements are summarized below and include the ability to receive certain payments from us in the event of certain change of control or termination events. We do not have a formal employment agreement with Mr. Wormuth, however, certain elements of his compensation and other employment arrangements are set forth in a letter agreement at the time his employment commenced. The letter agreement provides, among other things, initial base salary, eligibility to receive annual performance-based bonuses for meeting and exceeding expectations, such bonus, if any, being at the discretion of the board of directors and initial stock option awards. For a description of the potential payments upon termination or change of control, please see "Potential payments upon termination or change in control arrangements" and "2006 Potential Payments Upon Termination of Change in Control Tables" below.

Steven C. Quay, M.D., Ph.D.

We entered into a new employment agreement (the "Quay Employment Agreement") on June 3, 2005 with Dr. Steven C. Quay, M.D., Ph.D., our Chairman of the Board, President and Chief Executive Officer, for a term of four years ending December 31, 2009. A copy of the Quay Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated June 3, 2005.

Pursuant to the Quay Employment Agreement, Dr. Quay was entitled to annual base compensation of $500,000 in 2006, with an annual increase in base compensation of at least five percent for each year thereafter.

Under the Quay Employment Agreement, Dr. Quay's incentive cash compensation is limited to fifty percent of his annual base compensation for the year, with the actual amount determined by the Board of Directors or the Compensation Committee in consultation with Dr. Quay, in light of performance criteria agreed upon by the Board of Directors or the Compensation Committee and Dr. Quay prior to the beginning of the year. Pursuant to the Quay Employment Agreement, on July 20, 2005 Dr. Quay was granted 168,000 shares of restricted Common Stock and options to purchase 600,000 shares of Common Stock at an exercise price of $14.72 per share, the closing price of our Common Stock as reported on the Nasdaq National Market on July 20, 2005. The 600,000 options have a term of 10 years from the date of grant, and will vest in four equal annual installments beginning on July 20, 2006. The 168,000 shares of restricted stock will vest in four equal annual installments beginning on July 20, 2006.

The Quay Employment Agreement also provides that we will, in connection with each election of our directors during the term of the agreement, nominate, recommend and use its best efforts to cause the election to the Board of Directors of Dr. Quay and a person designated by Dr. Quay who is reasonably acceptable to us. We are also obligated to use all best efforts to cause the election of Dr. Quay as Chairman of the Board of Directors.

Under the Quay Employment Agreement, in the event that, prior to December 31, 2009, we terminate Dr. Quay's employment without cause or Dr. Quay is constructively terminated by us, Dr. Quay will be entitled to receive as severance the amount of base compensation that would have been payable to Dr. Quay through December 31, 2009. Upon such event, the vesting of the 168,000 shares of restricted Common Stock granted pursuant to the Quay Employment Agreement, and the vesting and exercisability of the options to purchase 600,000 shares of Common Stock granted pursuant to the Quay Employment Agreement, will be immediately and fully accelerated. For these purposes, a constructive termination means (i) a demotion or substantial diminution of responsibilities, (ii) a failure by us to honor our obligations under the agreement or (iii) prior to six months before the expiration date of the applicable agreement, either Dr. Quay or Dr. Quay's designee (if any) is not elected to the Board of Directors, or Dr. Quay is not elected as Chairman of the Board, unless, in the case of Dr. Quay's designee only, the lost election was the result of votes against the designee by non-affiliate stockholders of the Company representing the majority of the votes cast.

In the event that, prior to December 31, 2009, Dr. Quay's employment is terminated due to disability or death, Dr. Quay or his estate, as applicable, is entitled to receive as severance the lesser of twelve months base compensation or the compensation that would have been payable to Dr. Quay through December 31, 2009, computed using the base salary rate in effect on the date of termination, as well as a pro rated incentive cash compensation payment for the year in which such termination occurs. In the event that Dr. Quay's employment is terminated for any reason, each option granted to Dr. Quay pursuant to the Quay Employment Agreement which is vested as of the date of such termination (or becomes vested as a result of such termination) shall remain exercisable for the remainder of its term, rather than expiring within the otherwise applicable exercise period (generally ninety (90) days) provided for in the event of termination of employment under the 2004 Plan.

In the event that, during the one-year period following a change in control of us and prior to January 1, 2010, Dr. Quay's employment is terminated by us or by Dr. Quay for any reason, Dr. Quay will be entitled to receive as severance an amount equal to the greater of twelve months base compensation or the base compensation payable through December 31, 2009, and an additional payment equal to the sum of the pro-rated incentive cash compensation for the year in which he is terminated plus the full amount of targeted incentive cash compensation. Dr. Quay is also entitled to an additional gross-up payment to cover any "golden parachute" excise taxes that may be payable by Dr. Quay upon receipt of these severance payments. In addition, the vesting and exercisability of the options granted to Dr. Quay pursuant to his employment agreements will be immediately and fully accelerated. Pursuant to the agreements, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as currently constituted, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

Philip C. Ranker

We entered into an employment agreement (the "Ranker Employment Agreement") on January 1, 2006 with Philip C. Ranker in connection with Mr. Ranker being named our Chief Financial Officer for a term of three years ending January 2, 2009 A copy of the Ranker Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated January 5, 2006.

Pursuant to the Ranker Employment Agreement, Mr. Ranker is entitled to annual base compensation of $230,000 in 2006, and is eligible for increases in his base salary as may be determined by our Board of Directors and our Chief Executive Officer. Effective January 1, 2006, Mr. Ranker's incentive cash compensation under the Employment Agreement is limited to forty percent of his annual base compensation for the year, with the actual amount to be determined in light of performance criteria by the Board of Directors and our Chief Executive Officer.

Pursuant to the Ranker Employment Agreement, on January 1, 2006, Mr. Ranker was granted 20,133 shares of restricted Common Stock and options to purchase 20,133 shares of Common Stock at an exercise price of $14.72 per share, the closing price of our Common Stock as reported on the Nasdaq National Market on December 30, 2005. The 20,133 options have a term of 10 years from the date of grant, and will vest in three equal annual installments beginning on January 1, 2007. The 20,133 shares of restricted stock will vest in three equal annual installments beginning on January 1, 2007.

Under the Ranker Employment Agreement, in the event that, prior to January 2, 2009, we terminate Mr. Ranker's employment without cause or if Mr. Ranker terminates his employment as the result of a substantial diminution in his authority or role as Chief Financial Officer, the failure of us to pay any amounts of base salary and/or incentive cash compensation, the failure of us to honor promptly any of its other material obligations under the Ranker Employment Agreement, or a material demotion in his title or status, then Mr. Ranker will be entitled to receive as severance a lump sum payment equal to twelve (12) months of his specified base salary at the rate in effect on the date of termination. Upon such event, the options and shares of restricted stock granted to Mr. Ranker pursuant to the Ranker Employment Agreement shall become fully vested such options shall become fully exercisable and shall remain exercisable for the remainder of the term set forth in the applicable option grant agreements.

In the event that, prior to January 2, 2009, the Ranker Employment Agreement is terminated due to disability or death, Mr. Ranker or his estate, as applicable, is entitled to receive as severance a lump sum payment equal his specified base salary at the rate in effect on the date of termination for the lesser of twelve (12) months or the remaining term of the Ranker Employment Agreement.

In the event that Mr. Ranker's employment is terminated by us or by Mr. Ranker for any reason, other than due to death or disability, during the one-year period following a change in control of us and prior to January 2, 2009, or prior to the date upon which Mr. Ranker's options and shares of restricted stock have become fully vested and such options are fully exercisable, Mr. Ranker will be entitled to receive as severance a lump sum payment equal to the greater of twelve (12) months base salary or the balance of his base salary through January 2, 2009, in each case at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs, and an additional payment equal to the sum of the pro-rated incentive cash compensation for the year in which he is terminated plus a lump sum payment equal to the full amount of targeted incentive cash compensation for the year in which such termination occurs. In addition, upon such event, all of Mr. Ranker's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable for the remainder of the term set forth in the applicable option grant agreements. Pursuant to the Ranker Employment Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as currently constituted, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

Dr. Gordon C. Brandt

We entered into an employment agreement (the "Brandt Employment Agreement") on August 17, 2006 with Gordon C. Brandt, M.D., our Executive Vice President of Clinical Research & Medical Affairs for the period beginning August 17, 2006 and ending June 30, 2009. A copy of the Brandt Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated August 21, 2006.

Pursuant to the Brandt Employment Agreement, Dr. Brandt will be entitled to annual base compensation of $275,000 in 2006, and will be eligible for increases in his base salary as may be determined by our Board of Directors and our Chief Executive Officer. Effective for our fiscal year that began on January 1, 2006, Dr. Brandt's targeted incentive cash compensation under the Brandt Employment Agreement is forty percent

(9) The stock awards vest in even annual increments over a three-year period on September 7, 2006, September 7, 2007 and September 7, 2008.

(10) The stock awards vest in even annual increments over a three-year period on January 1, 2007, January 1, 2008 and January 1, 2009.

(11) The options vest in even annual increments over a three-year period on November 25, 2003, November 25, 2004 and November 25, 2005.

(12) The options vest in even annual increments over a three-year period on December 10, 2004, December 10, 2005 and December 10, 2006.

(13) The options vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(14) The options vest in even annual increments over a three-year period on December 16, 2006, December 16, 2007 and December 16, 2008.

(15) The stock awards vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(16) The stock awards vest in even annual increments over a three-year period on December 16, 2006, December 16, 2007 and December 16, 2008.

(17) The options vest in even annual increments over a three-year period on June 9, 2005, June 9, 2006 and June 9, 2007.

(18) The options vest in even annual increments over a three-year period on January 30, 2007, January 30, 2008 and January 30, 2009.

(19) The stock awards vest in even annual increments over a three-year period on June 9, 2005, June 9, 2006 and June 9, 2007.

(20) The stock awards vest in even annual increments over a three-year period on July 1, 2006, July 1, 2007 and July 1, 2008.

(21) The stock awards vest in even annual increments over a three-year period on January 30, 2007, January 30, 2008 and January 30, 2009.

(22) The options vest in even annual increments over a three-year period on September 29, 2004, September 29, 2005 and September 29, 2006.

(23) The options vest in even annual increments over a three-year period on October 5, 2006, October 5, 2007 and October 5, 2008.

(24) The options vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(25) The stock awards vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(26) The stock awards vest in even annual increments over a three-year period on October 5, 2006, October 5, 2007 and October 5, 2008.

(27) The market value of shares of stock that have not vested is based upon the closing price of our common stock on December 31, 2006, $15.13.

Pursuant to the Ranker Employment Agreement, on January 1, 2006, Mr. Ranker was granted 20,133 shares of restricted Common Stock and options to purchase 20,133 shares of Common Stock at an exercise price of $14.72 per share, the closing price of our Common Stock as reported on the Nasdaq National Market on December 30, 2005. The 20,133 options have a term of 10 years from the date of grant, and will vest in three equal annual installments beginning on January 1, 2007. The 20,133 shares of restricted stock will vest in three equal annual installments beginning on January 1, 2007.

Under the Ranker Employment Agreement, in the event that, prior to January 2, 2009, we terminate Mr. Ranker's employment without cause or if Mr. Ranker terminates his employment as the result of a substantial diminution in his authority or role as Chief Financial Officer, the failure of us to pay any amounts of base salary and/or incentive cash compensation, the failure of us to honor promptly any of its other material obligations under the Ranker Employment Agreement, or a material demotion in his title or status, then Mr. Ranker will be entitled to receive as severance a lump sum payment equal to twelve (12) months of his specified base salary at the rate in effect on the date of termination. Upon such event, the options and shares of restricted stock granted to Mr. Ranker pursuant to the Ranker Employment Agreement shall become fully vested such options shall become fully exercisable and shall remain exercisable for the remainder of the term set forth in the applicable option grant agreements.

In the event that, prior to January 2, 2009, the Ranker Employment Agreement is terminated due to disability or death, Mr. Ranker or his estate, as applicable, is entitled to receive as severance a lump sum payment equal his specified base salary at the rate in effect on the date of termination for the lesser of twelve (12) months or the remaining term of the Ranker Employment Agreement.

In the event that Mr. Ranker's employment is terminated by us or by Mr. Ranker for any reason, other than due to death or disability, during the one-year period following a change in control of us and prior to January 2, 2009, or prior to the date upon which Mr. Ranker's options and shares of restricted stock have become fully vested and such options are fully exercisable, Mr. Ranker will be entitled to receive as severance a lump sum payment equal to the greater of twelve (12) months base salary or the balance of his base salary through January 2, 2009, in each case at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs, and an additional payment equal to the sum of the pro-rated incentive cash compensation for the year in which he is terminated plus a lump sum payment equal to the full amount of targeted incentive cash compensation for the year in which such termination occurs. In addition, upon such event, all of Mr. Ranker's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable for the remainder of the term set forth in the applicable option grant agreements. Pursuant to the Ranker Employment Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as currently constituted, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

Dr. Gordon C. Brandt

We entered into an employment agreement (the "Brandt Employment Agreement") on August 17, 2006 with Gordon C. Brandt, M.D., our Executive Vice President of Clinical Research & Medical Affairs for the period beginning August 17, 2006 and ending June 30, 2009. A copy of the Brandt Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated August 21, 2006.

Pursuant to the Brandt Employment Agreement, Dr. Brandt will be entitled to annual base compensation of $275,000 in 2006, and will be eligible for increases in his base salary as may be determined by our Board of Directors and our Chief Executive Officer. Effective for our fiscal year that began on January 1, 2006, Dr. Brandt's targeted incentive cash compensation under the Brandt Employment Agreement is forty percent of his annual base compensation for the year, with the actual amount, which may be more or less than said targeted amount, to be determined by the Board of Directors and our Chief Executive Officer.

Under the Brandt Employment Agreement, in the event that, prior to June 30, 2009, we terminate Dr. Brandt's employment without cause or if Dr. Brandt terminates his employment as the result of a substantial diminution in his authority or role as Executive Vice President of Clinical Research & Medical Affairs, the failure of us to pay any amounts of base salary and/or incentive cash compensation, the failure of us to honor promptly any of its other material obligations under the Brandt Employment Agreement, or a material demotion in his title or status, then Dr. Brandt will be entitled to receive as severance a lump sum payment equal to twelve (12) months of his specified base salary at the rate in effect on the date of termination. Upon such event, Dr. Brandt's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable grant agreements.

In the event that, prior to June 30, 2009, the Brandt Employment Agreement is terminated due to disability or death, Dr. Brandt or his estate, as applicable, is entitled to receive as severance a lump sum payment equal to his specified base salary at the rate in effect on the date of termination for the lesser of twelve (12) months or the remaining term of the Brandt Employment Agreement.

In the event that Dr. Brandt's employment is terminated by us or by Dr. Brandt for any reason, other than due to death or disability, during the one-year period following a change in control of us and prior to June 30, 2009, Dr. Brandt will be entitled to receive as severance a lump sum payment equal to the greater of twelve (12) months base salary or the balance of his base salary through June 30, 2009, in each case at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis), and an additional payment equal to 40% of his base salary for such year. In addition, upon such event, all of Dr. Brandt's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable option grant agreements. Pursuant to the Brandt Employment Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as currently constituted, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

In connection with the entry into the Brandt Employment Agreement, we and Dr. Brandt also entered into an omnibus amendment to all of Dr. Brandt's outstanding grant awards to provide that the terms of the Brandt Employment Agreement shall supersede any conflicting terms contained in grant awards.

Timothy M. Duffy

We entered into an employment agreement (the "Duffy Employment Agreement") on September 15, 2006 with Timothy M. Duffy, our Executive Vice President of Marketing, Business Development & Legal for the period beginning September 15, 2006 and ending June 30, 2009. A copy of the Duffy Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated September 20, 2006

Pursuant to the Duffy Employment Agreement, Mr. Duffy is entitled to annual base compensation of $240,000 effective September 15, 2006, and will be eligible for increases in his base salary as may be determined by our Board of Directors and our Chief Executive Officer. Effective for the our fiscal year that began on January 1, 2006, and each calendar year thereafter during the term of the Duffy Employment Agreement, Mr. Duffy's targeted incentive cash compensation is forty percent of his annual base compensation for the year, with the actual amount, which may be more or less than said targeted amount, to be determined by the Board of Directors and our Chief Executive Officer.

Under the Duffy Employment Agreement, in the event that, prior to June 30, 2009, we terminate Mr. Duffy's employment without cause or if Mr. Duffy terminates his employment as the result of a substantial diminution in his authority or role as Executive Vice President of Marketing, Business Development & Legal, the failure of us to pay any amounts of base salary and/or incentive cash compensation, the failure of us to honor promptly any of its other material obligations under the Duffy Employment Agreement, or a material demotion in his title or status, then Mr. Duffy will be entitled to receive as severance a lump sum payment equal to twelve (12) months of his specified base salary at the rate in effect on the date of termination. Upon such event, Mr. Duffy's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable grant agreements.

In the event that, prior to June 30, 2009, the Duffy Employment Agreement is terminated due to disability or death, Mr. Duffy or his estate, as applicable, is entitled to receive as severance a lump sum payment equal to his specified base salary at the rate in effect on the date of termination for the lesser of twelve (12) months or the remaining term of the Duffy Employment Agreement.

In the event that Mr. Duffy's employment is terminated by us or by Mr. Duffy for any reason, other than due to death or disability, during the one-year period following a change in control of us and prior to June 30, 2009, Mr. Duffy will be entitled to receive as severance a lump sum payment equal to the greater of twelve (12) months base salary or the balance of his base salary through June 30, 2009, in each case at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis), and an additional payment equal to 40% of his base salary for such year. In addition, upon such event, all of Mr. Duffy's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable option grant agreements. Pursuant to the Duffy Employment Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as currently constituted, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

In connection with the entry into the Duffy Employment Agreement, we and Mr. Duffy also entered into an omnibus amendment to all of Mr. Duffy's outstanding grant awards to provide that the terms of the Duffy Employment Agreement shall supersede any conflicting terms contained in grant awards.

Dr. Paul H. Johnson

We entered into an employment agreement (the "Johnson Employment Agreement") on November 1, 2006 with Paul H. Johnson, Ph.D., our Chief Scientific Officer, for the period beginning November 1, 2006 and ending October 6, 2007. A copy of the Johnson Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated November 1, 2006

Pursuant to the Johnson Employment Agreement, Dr. Johnson will be entitled to annual base compensation of $239,200, and will be eligible for increases in his base salary as may be determined by the Board of Directors and our Chief Executive Officer. Effective for our fiscal year that began on January 1, 2006, and each calendar year thereafter (or portion thereof) during the term of the Johnson Employment Agreement, Dr. Johnson's targeted incentive cash compensation is forty percent of his annual base compensation for the year, with the actual amount, which may be more or less than said targeted amount, to be determined by the Board of Directors and our Chief Executive Officer and subject to certain conditions.

Under the Johnson Employment Agreement, in the event that, prior to October 6, 2007, we terminate Dr. Johnson's employment without cause or if Dr. Johnson terminates his employment as the result of the failure of us to honor promptly any of its material obligations under the Johnson Employment Agreement or any other reason, then Dr. Johnson will be entitled to receive base salary, pay for accrued but unused paid time off, and reimbursement for expenses through the termination date, plus a lump sum equal to the amount of base salary payable under the Johnson Employment Agreement from the termination date through October 6, 2007.

In the event that, prior to October 6, 2007, we terminate Dr. Johnson for cause or his employment is terminated due to his death, then Dr. Johnson or his estate, as applicable, is entitled to receive base salary, pay for accrued but unused paid time off, and reimbursement of expenses through the termination date.

In the event that, prior to October 6, 2007, we terminate Dr. Johnson for cause or Dr. Johnson terminates his employment without good reason, Dr. Johnson would be restricted from competing with us, and from directly or indirectly soliciting or hiring our collaborative partners, consultants, employees, and other similar persons, from the termination date through October 6, 2007.

The Johnson Employment Agreement also contains customary provisions regarding confidentiality and providing for our ownership of intellectual property created by Dr. Johnson in the course of his employment with us.

2006 Grants of Plan Based Awards Table

During 2006, two of our named executive officers received grants of plan-based equity awards. The following table sets forth information regarding the awards granted to each Named Executive Officer during 2006:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Market Value of Stock and Option Awards ($/Sh)
Dr. Steven C. Quay . . .	—	—	—	—	—	—	—	—	—	—	—	—
Philip C. Ranker(1) . . .	1/1/06	—	$200,949	—	—	—	—	—	20,133	$14.72	$14.72	$ 9.98
	1/1/06	—	296,237	—	—	—	—	20,133	—	—	—	$14.72
Dr. Gordon C. Brandt . .	—	—	—	—	—	—	—	—	—	—	—	—
Timothy M. Duffy(1) . .	1/30/06	—	205,487	—	—	—	—	—	19,000	$15.95	$15.95	$10.82
	1/30/06	—	302,936	—	—	—	—	19,000	—	—	—	$15.95
Dr. Paul H. Johnson . . .	—	—	—	—	—	—	—	—	—	—	—	—

(1) The grants to Mr. Ranker and Mr. Duffy were made in connection with their promotions to new positions on January 1, 2006 and January 30, 2006, respectively. The restricted stock awards were valued as of the closing price on the date of grant, less $0.006 par value per share. The restricted stock awards and stock options for Mr. Ranker were both granted from the 2004 Stock Incentive Plan. The restricted stock awards for Mr. Duffy were granted from the 2004 Stock Incentive Plan. The options granted to Mr. Duffy were granted as follows: 15,284 options were granted from the 2002 Stock Option Plan and 3,716 options were granted from the 2000 Nonqualified Stock Option Plan. The option grants were valued using Black Scholes valuation methodology at the grant dates in accordance with SFAS 123R. The restricted share and option grants vest in equal annual increments over a three year period starting on the first anniversary of the grant dates, so long as the Named Executive Officers remain in continuous employment with us through those dates, in accordance with employment contracts and the plan documents. The grant amounts were determined by the CEO in consultation with the Compensation Committee of the Board.

No grants or awards were made to the other Named Executive Officers during 2006.

2006 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding the outstanding equity awards held by our Named Executive Officers as of December 31, 2006:

		Option Awards					Stock Awards			
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (27) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dr. Steven C. Quay . . .	(1)	100,000	—	—	$25.00	5/2/12	—	—	—	—
	(2)	800,000	—	—	12.94	5/2/12	—	—	—	—
	(3)	150,000	450,000	—	14.72	7/20/15	—	—	—	—
	(4)	—	—	—	—	—	126,000	$1,906,380	—	—
Philip C. Ranker	(5)	10,000	5,000	—	9.23	8/25/14	—	—	—	—
	(6)	—	20,133	—	14.72	1/1/16	—	—	—	—
	(7)	—	—	—	—	—	5,000	75,650	—	—
	(8)	—	—	—	—	—	1,450	21,939	—	—
	(9)	—	—	—	—	—	528	7,989	—	—
	(10)	—	—	—	—	—	20,133	304,612	—	—
Dr. Gordon C. Brandt . .	(11)	69,167	—	—	10.99	11/25/07	—	—	—	—
	(12)	8,333	—	—	8.89	12/10/13	—	—	—	—
	(13)		5,000	—	10.39	1/21/15	—	—	—	—
	(14)	2,500	5,000	—	15.31	12/16/15	—	—	—	—
	(15)	—	—	—	—	—	5,000	75,650	—	—
	(16)	—	—	—	—	—	5,000	75,650	—	—
Timothy M. Duffy	(17)	10,000	5,000	—	11.24	6/9/14	—	—	—	—
	(18)	—	19,000	—	15.95	1/30/16	—	—	—	—
	(19)	—	—	—	—	—	5,000	75,650	—	—
	(20)	—	—	—	—	—	1,518	22,967	—	—
	(21)	—	—	—	—	—	19,000	287,470	—	—
Dr. Paul H. Johnson . . .	(22)	90,000		—	9.36	9/29/13	—	—	—	—
	(23)	2,500	5,000	—	14.79	10/5/15	—	—	—	—
	(24)	1,334	2,666	—	10.39	1/21/15	—	—	—	—
	(25)	—	—	—	—	—	2,666	40,337	—	—
	(26)	—	—	—	—	—	5,000	75,650	—	—

(1) The options were granted on May 2, 2002 and vest in one increment on January 1, 2006.

(2) The options vest in even annual increments over a four-year period on May 2, 2002, August 8, 2003, August 8, 2004 and August 8, 2005.

(3) The options vest in even annual increments over a four-year period on July 20, 2006, July 20, 2007, July 20, 2008 and July 20, 2009.

(4) The stock awards vest in even annual increments over a four-year period on July 20, 2006, July 20, 2007, July 20, 2008 and July 20, 2009.

(5) The options vest in even annual increments over a three-year period on August 25, 2005, August 25, 2006 and August 25, 2007.

(6) The options vest in even annual increments over a three-year period on January 1, 2007, January 1, 2008 and January 1, 2009.

(7) The stock awards vest in even annual increments over a three-year period on August 25, 2005, August 25, 2006 and August 25, 2007.

(8) The stock awards vest in even annual increments over a three-year period on July 1, 2006, July 1, 2007 and July 1, 2008.

(9) The stock awards vest in even annual increments over a three-year period on September 7, 2006, September 7, 2007 and September 7, 2008.

(10) The stock awards vest in even annual increments over a three-year period on January 1, 2007, January 1, 2008 and January 1, 2009.

(11) The options vest in even annual increments over a three-year period on November 25, 2003, November 25, 2004 and November 25, 2005.

(12) The options vest in even annual increments over a three-year period on December 10, 2004, December 10, 2005 and December 10, 2006.

(13) The options vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(14) The options vest in even annual increments over a three-year period on December 16, 2006, December 16, 2007 and December 16, 2008.

(15) The stock awards vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(16) The stock awards vest in even annual increments over a three-year period on December 16, 2006, December 16, 2007 and December 16, 2008.

(17) The options vest in even annual increments over a three-year period on June 9, 2005, June 9, 2006 and June 9, 2007.

(18) The options vest in even annual increments over a three-year period on January 30, 2007, January 30, 2008 and January 30, 2009.

(19) The stock awards vest in even annual increments over a three-year period on June 9, 2005, June 9, 2006 and June 9, 2007.

(20) The stock awards vest in even annual increments over a three-year period on July 1, 2006, July 1, 2007 and July 1, 2008.

(21) The stock awards vest in even annual increments over a three-year period on January 30, 2007, January 30, 2008 and January 30, 2009.

(22) The options vest in even annual increments over a three-year period on September 29, 2004, September 29, 2005 and September 29, 2006.

(23) The options vest in even annual increments over a three-year period on October 5, 2006, October 5, 2007 and October 5, 2008.

(24) The options vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(25) The stock awards vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(26) The stock awards vest in even annual increments over a three-year period on October 5, 2006, October 5, 2007 and October 5, 2008.

(27) The market value of shares of stock that have not vested is based upon the closing price of our common stock on December 31, 2006, $15.13.

2006 Option Exercises and Stock Vested Table

The following table sets forth the number of shares acquired pursuant to the exercise of options by our Named Executive Officers during 2006 and the aggregate dollar amount realized by our Named Executive Officers upon exercise of the option:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Dr. Steven C. Quay	—	—	42,000	$512,988
Philip C. Ranker	—	—	5,989	88,359
Dr. Gordon C. Brandt	40,000	$204,591	5,000	75,745
Timothy M. Duffy	—	—	5,759	81,551
Dr. Paul H. Johnson	—	—	3,834	58,037

(1) The aggregate dollar value realized upon the exercise of an option represents the difference between the market price of the underlying shares on the date of exercise and the exercise price of the option, multiplied by the number of shares exercised.

(2) The aggregate dollar value realized upon the vesting of restricted stock awards is the fair market value of the underlying shares on the vesting date less par value of $0.006 per share, multiplied by the number of shares vested.

Option repricings

We have not engaged in any option repricings or other modifications to any of our outstanding equity awards during fiscal year 2006.

Potential payments upon termination or change in control arrangements

See "Employment Agreements" above for a description of the severance and change in control arrangements for our Named Executive Officers. Dr. Johnson's employment agreement does not contain a change in control provision. Each of our Named Executive Officers will be eligible to receive severance payments only if each officer signs a general release of claims. The Compensation Committee, as plan administrator of our Stock Option Plans, has the authority to provide for accelerated vesting of options or restricted stock held by our Named Executive Officers and any other person in connection with certain changes in control of our company. In addition, Dr. Quay's employment agreement provides for a "gross up" of Total Benefits, as such term is defined is Dr. Quay's employment agreement, potentially granted to Dr. Quay upon his termination or a change in control.

In those employment agreements with our Named Executive Officers containing a change in control provision, subject to certain exceptions, a change in control generally defined as (i) the acquisition by an entity of 40% or more of either (a) the outstanding shares of our capital stock or (b) the combined voting power of our outstanding voting securities entitled to vote in the election of directors, (ii) the cessation of the individuals who comprised the Board of Directors as of June 20, 2005 to constitute at least a majority of the Board of Directors, (iii) approval by the shareholders of a business reorganization in which all or substantially all of the holders of our outstanding capital stock and voting securities immediately prior to such reorganization do not, following such reorganization, own more than 60% of our outstanding shares of common stock and the combined voting power of our outstanding voting securities, (iv) our complete liquidation or dissolution, (v) a sale or disposition of all or substantially all of our assets.

Estimated payments and benefits upon termination

The amount of compensation and benefits payable to each Named Executive Officer under various termination events and circumstances has been estimated in the tables below. The amounts shown assume that such termination was effective as of December 29, 2006, our last business day of 2006, and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to the executive officers upon their termination. Amounts under equity awards are determined based on the closing price of our common stock on December 29, 2006, which was $15.13 per share. The actual amounts to be paid out can only be determined at the time of such executive officer's separation from our company.

Unless otherwise provided by our plan administrator in stock option or restricted stock award agreements or in employment contracts with our Named Executive Officers, upon termination of a participant's employment or service, participants generally will forfeit any outstanding awards, except that a participant will have (i) 90 days (but in no event after the original expiration date of the award) following termination of employment or service to exercise any then-vested options and (ii) the earlier of (one year or the original expiration of the grant if termination of employment or service is a result of the participant's disability or death). In the event of the death or disability of a Named Executive Officer, the Named Executive Officer will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. The terms "cause", "good reason", "change of control" and "disability" have the meanings given to such terms in the employment agreements with our Named Executive Officers.

2006 Potential Payments upon Termination or Change in Control Table

	Involuntary Not for Cause Termination	Voluntary or for Cause or for Good Reason Termination	Death or Disability	Termination Following Change-in-Control
Dr. Quay				
Lump-sum payment	$1,655,062	—	$500,000	$ 1,655,062
Accrued Vacation	56,021	$56,021	56,021	56,021
Bonus	250,000	—	250,000	512,500
Restricted Stock	1,906,380	—	—	1,906,380
Stock Options	184,500	—	—	184,500
Tax Gross-up Reimb	—	—	—	See notes below
Total	$4,051,963	$56,021	$806,021	$ 4,314,463
Mr. Ranker				
Lump-sum payment	$ 230,000	—	$230,000	$ 461,260
Accrued Vacation	25,204	$25,204	25,204	25,204
Bonus	92,000	—	92,000	184,000
Restricted Stock	410,190	—	—	410,190
Stock Options	37,733	—	—	37,733
Cobra reimbursement	5,784	—	—	—
Total	$ 800,911	$25,204	$347,204	$ 1,118,387
Dr. Brandt				
Lump-sum payment	$ 275,000	—	$275,000	$ 687,500
Accrued Vacation	27,155	$27,155	27,155	$ 27,155
Bonus	110,000	—	110,000	220,000
Restricted Stock	151,300	—	—	151,300
Stock Options	23,700	—	—	23,700
Cobra reimbursement	5,784	—	—	—
Total	$ 592,939	$27,155	$412,155	$ 1,109,655
Mr. Duffy				
Lump-sum payment	$ 240,000	—	$240,000	$ 600,000
Accrued Vacation	18,922	$18,922	18,922	18,922
Bonus	96,000	—	96,000	192,000
Restricted Stock	386,088	—	—	386,088
Stock Options	19,450	—	—	19,450
Cobra reimbursement	4,890	—	—	—
Total	$ 765,350	$18,922	$354,922	$ 1;216,460
Dr. Johnson				
Lump-sum payment	$ 182,841	—	—	—
Accrued Vacation	24,840	$24,840	$ 24,840	$ 24,840
Total	$ 207,681	$24,840	$ 24,840	$ 24,840

The lump sum payments represent contractual payments due to the named executives in accordance with their employment contracts based upon their base salaries in effect as of December 31, 2006:

The amounts of $500,000 and $1,655,063 for Dr. Quay represent one year's pay at the rate in effect on December 31, 2006 and the balance of the remaining three years of his employment contract including contractual 5% salary increases.

The amounts of $230,000 and $461,260 for Mr. Ranker represent one year's pay at the rate in effect on December 31, 2006 and the amount due through January 2, 2009, the end of his employment contract, respectively.

The amounts of $275,000 and $687,500 for Dr. Brandt represent one year's pay at the rate in effect on December 31, 2006 and the amount due through January 2, 2009, the end of his employment contract, respectively.

The amounts of $240,000 and $618,750 for Mr. Duffy represent one year's pay at the rate in effect on December 31, 2006 and the amount due through January 2, 2009, the end of his employment contract, respectively.

The amount of $182,841 for Dr. Johnson represents pay calculated through October 6, 2007, the end of his employment contract, at the rate in effect on December 31, 2006

Accrued vacation amounts represent the unpaid days of personal time off accrued for each named executive as of December 31, 2006.

Bonus amounts are based upon employment contracts, and are 50% of base salary in effect as of December 31, 2006 for Dr. Quay and 40% of such base salaries for Mr. Ranker, Dr. Brandt and Mr. Duffy. Bonus amounts in the change-of-control columns represent payment of two years bonuses based upon employment contracts, calculated using base salaries in effect as of December 31, 2006 for Mr. Ranker, Dr. Brandt and Mr. Duffy and using 2006 and 2007 base salaries for Dr. Quay per his employment contract.

Restricted stock amounts are valued at $15.13, the closing price on December 31, 2006, multiplied times the number of outstanding unvested shares assumed to vest as of such date.

Stock option amounts are valued at $15.13, the closing price on December 31, 2006, less the applicable option exercise price, multiplied times the number of outstanding unvested options assumed to vest on such date.

In accordance with his employment contract, Dr. Quay is eligible for a gross-up payment for certain excise taxes due as a result of a Change-in-Control. As of December 31, 2006, however, the total amount that would be payable under a Change-in-Control scenario to Dr. Quay did not exceed the 2.99x base amount threshold, so no excise taxes would be due on such payments.

Cobra reimbursements represent six months of continued Nastech contribution for employer-paid medical insurance for Mr. Ranker, Dr. Brandt and Mr. Duffy in accordance with their employment contracts.

COMPENSATION OF DIRECTORS

2006 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1)($)	Option Awards (1)($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Susan B. Bayh	$10,785	$134,362	$119,136	—	—	—	$264,283
J. Carter Beese, Jr.(2)	26,223	48,708	70,997	—	—	—	145,928
Dr. Alexander D. Cross	28,401	145,941	136,617	—	—	—	310,959
Dr. Ian R. Ferrier	8,232	32,231	34,961	—	—	—	75,424
Myron Z. Holubiak	9,732	38,354	60,475	—	—	—	108,561
Leslie D. Michelson	10,473	53,532	68,678	—	—	—	132,683
John V. Pollock	27,723	48,708	70,997	—	—	—	147,428
Gerald T. Stanewick	22,232	29,206	34,961	—	—	—	86,399
Bruce R. Thaw	26,982	36,554	62,795	—	—	—	126,331
Devin N. Wenig	20,223	47,483	68,678	—	—	—	136,384

(1) The stock and option values listed in the table include the portion of stock and option awards granted in 2006 and prior years that vest during 2006. The amounts do not include any estimates of forfeitures (however, for financial statement purposes our assumptions use an estimate of zero forfeitures for outside directors based on our historical experience). See Notes to our consolidated financial statements for the year ended December 31, 2006 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion in our Annual Report on Form 10-K for the year ended December 31, 2006 of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies."

(2) Mr. Beese passed away on April 8, 2007.

Dr. Steven C. Quay, our Chairman of the Board, President and Chief Executive Officer, has not been included in the Director Compensation Tables because he is a Named Executive Officer and does not receive any additional compensation for services provided as a director.

No awards were repriced or modified during 2006.

Supplemental Director Award and Option Data including 2006 grants and Outstanding Awards at Year-End

Name	2006 Restricted Stock Awards (# shares)	Fair Value of 2006 Restricted Stock Awards ($)(1)	2006 Stock Option Grants (# shares)	Fair Value of Options Granted in 2006 under SFAS 123R ($)(1)	Aggregate Number of Restricted Stock Awards Outstanding at December 31, 2006 (# shares)	Aggregate Number of Stock Options Outstanding at December 31, 2006 (# shares)
Susan B. Bayh(2)	5,235	$69,908	8,000	$67,392	5,235	23,000
J. Carter Beese, Jr.(3)	5,000	66,770	10,000	84,240	5,000	72,500
Dr. Alexander D. Cross	5,000	66,770	10,000	84,240	5,000	26,500
Dr. Ian R. Ferrier(4)	3,235	43,200	4,000	33,696	3,235	20,000
Myron Z. Holubiak(5)	5,735	76,585	9,500	80,028	5,735	27,500
Leslie D. Michelson(6)	6,970	93,077	9,500	80,028	6,970	30,500
John V. Pollock	5,000	66,770	10,000	84,240	5,000	72,500
Gerald T. Stanewick	2,000	26,708	4,000	33,696	2,000	22,000
Bruce R. Thaw	5,000	66,770	10,000	84,240	5,000	96,000
Devin N. Wenig	4,500	60,093	9,500	80,028	4,500	42,000
Total 2006 Awards and Grants	47,675		84,500			

(1) All of the stock and option awards granted to our directors during 2006 were granted on June 13, 2006, the date of our annual meeting of stockholders. The 2006 stock awards were valued $13.354, the fair

market value or our common stock on June 13, 2006, less $0.006 par value per share. The grant date fair value for 2006 option awards was $8.424 per share, calculated using Black Scholes methodology under SFAS 123R.

(2) Effective June 13, 2006, Ms. Bayh elected to accept 1,235 shares of restricted stock valued at $16,492 that vest in three equal annual increments in lieu of the $15,000 annual cash retainer.

(3) Mr. Beese passed away on April 8, 2007. On April 19, 2007, the Board of Directors authorized the full vesting of 10,000 remaining unvested options and 5,000 remaining unvested shares of restricted stock and an extension of time until April 8, 2009 for the estate of Mr. Beese to exercise all vested options.

(4) Effective June 13, 2006, Dr. Ferrier elected to accept 1,235 shares of restricted stock valued at $16,492 that vest in three equal annual increments in lieu of the $15,000 annual cash retainer.

(5) Effective June 13, 2006, Mr. Holubiak elected to accept 1,235 shares of restricted stock valued at $16,492 that vest in three equal annual increments in lieu of the $15,000 annual cash retainer.

(6) Effective June 13, 2006, Mr. Michelson elected to accept 2,470 shares of restricted stock valued at $32,984 that vest in three equal annual increments in lieu of the $15,000 annual cash and $15,000 lead independent director retainers.

In 2006, the components of compensation for the Board of Directors, as approved and ratified by the Nominating and Corporate Governance Committee of the Board of Directors were as follows:

(a) an annual retainer of $15,000 paid to non-employee members of the Board of Directors and a $15,000 annual retainer paid to the member of the Board of Directors serving as the Lead Independent Director;

(b) equity awards made to a director upon initial appointment to the Board of Directors of 10,000 options and 5,000 shares of restricted common stock;

(c) annual equity compensation award guidelines for non-employee members of the Board of Directors are 2,000 shares of restricted common stock and 4,000 options to be issued at the discretion of the Board of Directors;

(d) annual equity awards are made to directors as compensation for service on Committees of the Board of Directors as follows: (i) 2,000 shares of restricted common stock and 4,000 options for the Audit Committee, (ii) 1,000 shares of restricted common stock and 2,000 options for the Compensation Committee, (iii) 1,000 shares of restricted common stock and 2,000 options for the Nominating and Corporate Governance Committee and (iv) an additional 500 shares of restricted common stock and 1,500 options for the chair of any committee of the Board of Directors;

(e) compensation paid to non-employee members of the Board of Directors is $1,500 for personal attendance at, and $750 for telephonic participation in, meetings of the Board of Directors;

(f) compensation paid to non-employee members of the Board of Directors is $750 for personal attendance at, and $375 for telephonic participation in, meetings of any committee of the Board of Directors;

(g) reimbursement for travel expenses incurred to attend our meetings; and

(h) each member of the Board of Directors may make an annual election to receive the entirety of his or her annual retainer in the form of shares of restricted common stock in lieu of cash, which shares of restricted common stock shall be issued at a 10% discount to the market value on the date of grant and shall vest, at the election of each such director on either (1) the earlier of (A) the first anniversary of the date of grant or (B) the date of our next annual meeting of stockholders (the earlier to occur of such dates hereafter being referred to as the "Minimum Vesting Date"); or (2) the later of (A) the Minimum Vesting Date or (B) the date on which such Director no longer serves on the Board of Directors.

Directors' Stock Compensation Plans. We maintain three compensation plans under which equity compensation awards may be made to directors: the Amended and Restated Nastech Pharmaceutical Company Inc. 2000 Nonqualified Stock Option Plan (the "2000 Plan"), the Nastech Pharmaceutical Company Inc. 2002

Stock Option Plan (the "2002 Plan") and the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (the "2004 Plan"). References to the "Director Option Plans" herein refer to the 2000 Plan, the 2002 Plan and the 2004 Plan, collectively. It is our current practice that, upon becoming a member of the Board of Directors, each non-employee director may receive a discretionary award of options to purchase Common Stock and/or restricted shares of Common Stock as is determined at such time by the Compensation Committee of the Board of Directors. The discretionary stock option grants under the Director Option Plans are made at an exercise price per share of no less than the "fair market value" (as defined under the Director Option Plans) of a share of Common Stock on the date the option is granted, and both discretionary stock option and restricted stock grants are generally subject to a vesting period determined by the Compensation Committee in accordance with the applicable Director Option Plan (under most circumstances, a three-year vesting period). The Compensation Committee may make additional discretionary grants to eligible directors, consistent with the terms of the Director Option Plans. The Board of Directors may amend, suspend or terminate the Director Option Plans at any time, except that prior approval of our stockholders must be obtained pursuant to applicable Nasdaq rules for any amendments that would constitute a material revision to any of the Director Option Plans, and certain changes require the consent of the affected grantees. In 2006, 84,500 options and 47,675 shares of restricted Common Stock were granted to the non-employee members of the Board of Directors pursuant to the Director Option Plans. The restricted stock awards and stock options were granted on June 13, 2006 when the fair market value of the common stock was $13.36.

Transactions with Related Persons, Promoters and Certain Control Persons

Our Code of Business Conduct and Ethics requires that all employees, including officers and directors, disclose to the Chief Financial Officer the nature of any company business that is conducted with any related party of such employee, officer or director. If the transaction involves an officer or director, the Chief Financial Officer must bring the transaction to the attention of the Audit Committee, which must review and approve the transaction in writing in advance.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The following report has been submitted by the Compensation Committee of the Board of Directors:

The Compensation Committee of the Board of Directors has reviewed and discussed our Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our definitive proxy statement on Schedule 14A for its 2007 annual meeting, which is incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, each as filed with the SEC.

The foregoing report was submitted by the Compensation Committee of the Board and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934.

Respectfully submitted,

Myron Z. Holubiak, Chairman
Susan B. Bayh
John V. Pollock
Bruce R. Thaw
Devin N. Wenig

EQUITY COMPENSATION PLAN INFORMATION

The following table provides aggregate information as of December 31, 2006 about Common Stock that may be issued upon the exercise of options under all of our equity compensation plans, including the Nastech Pharmaceutical Company Inc. 1990 Stock Option Plan (the "1990 Plan"), the 2000 Plan, the 2002 Plan and the 2004 Plan.

	(a)	(b)	(c)
	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)
Equity compensation plans approved by security holders	2,015,083(1)	$13.41	960,051
Equity compensation plans not approved by security holders	397,329(2)	$12.01	11,441
Total	2,412,412	$13.18	971,492

(1) Consists of 90,000 shares of Common Stock underlying awards made pursuant to the 1990 Plan, 1,304,950 shares of Common Stock underlying awards made pursuant to the 2002 Plan and 620,133 shares of Common Stock underlying awards made pursuant to the 2004 Plan. The Board of Directors has delegated authority to the Compensation Committee to serve as administrator of the 1990 Plan, the 2002 Plan and the 2004 Plan.

(2) Consists of 397,329 shares of Common Stock underlying awards made pursuant to the 2000 Plan. Under the 2000 Plan, we are authorized to grant non-qualified stock options to purchase a maximum of 1,000,000 shares of Common Stock (subject to adjustment in the event of stock splits, stock dividends, recapitalization and other capital adjustments) to our employees, officers, directors and consultants. The Board of Directors has delegated authority to the Compensation Committee to serve as administrator of the 2000 Plan. The Compensation Committee has discretion as to the persons to be granted options, the number of shares subject to the options and the vesting schedules of the options. The 2000 Plan also provides that options shall be exercisable during a period of no more than ten years from the date of grant, and that the option exercise price shall be at least equal to 100% of the fair market value of the Common Stock on the date of grant.

SUBMISSION OF STOCKHOLDER PROPOSALS

We intend to hold our 2008 annual meeting of stockholders in June 2008. To be considered for inclusion in our notice of annual meeting and proxy statement for, and for presentation at, the 2008 annual meeting of our stockholders, a stockholder proposal must be received by the Director of Human Resources, Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021, no later than January 7, 2008, and must otherwise comply with applicable rules and regulations of the SEC, including Rule 14a-8 of Regulation 14A under the Exchange Act.

Our Bylaws require advance notice of any proposal by a stockholder intended to be presented at an annual meeting that is not included in our notice of annual meeting and proxy statement because it was not timely submitted under the preceding paragraph, or made by or at the direction of any member of the Board of Directors, including any proposal for the nomination for election as a director. To be considered for such presentation at the 2008 annual meeting of our stockholders, any such stockholder proposal must be received by the Director of Human Resources, Nastech Pharmaceutical Company Inc., no earlier than February 12, 2008 and no later than April 1, 2008, and discretionary authority may be used if untimely submitted.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership with the SEC and with NASDAQ. Such persons are required by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the reports filed by Reporting Persons, and written representations from certain Reporting Persons that no other reports were required for those persons, we note the following delinquencies for our fiscal year ended December 31, 2006: Mr. Timothy M. Duffy, our Executive Vice President, Marketing and Business Development, did not timely file a Form 4 upon (i) his acquisition of 19,000 shares of our restricted stock and stock options on January 30, 2006, which he reported on a Form 4 filed on February 3, 2006 and (ii) the sale of 200 shares of restricted stock on July 3, 2006, which he reported on a Form 4 filed August 4, 2006.

OTHER MATTERS

We will furnish without charge to each person whose proxy is being solicited, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC, including the financial statements. Requests for copies of such Annual Report on Form 10-K should be directed to Philip C. Ranker, Secretary, Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021.

Our Board of Directors does not know of any other matters that are to be presented for action at the Annual Meeting. If any other matters are properly brought before the Annual Meeting or any adjournments thereof, the persons named in the enclosed proxy will have the discretionary authority to vote all proxies received with respect to such matters in accordance with their best judgment.

It is important that the proxies be returned promptly and that your shares be represented at the Annual Meeting. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By order of the Board of Directors,

Philip C. Ranker
Secretary

May 7, 2007
Bothell, Washington

(This page intentionally left blank)

Appendix A

NASTECH PHARMACEUTICAL COMPANY INC.
2007 EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE.

(a) The purpose of the Plan is to provide a means by which Employees of the Company may be given an opportunity to purchase shares of the Common Stock of the Company.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company.

(c) The Company intends that the Purchase Rights granted under the Plan be considered options issued under an Employee Stock Purchase Plan.

2. DEFINITIONS.

(a) *"Board"* means the Board of Directors of the Company.

(b) *"Code"* means the Internal Revenue Code of 1986, as amended.

(c) *"Committee"* means a committee appointed by the Board in accordance with Section 3(c) of the Plan.

(d) *"Common Stock"* means the common stock of the Company, $.006 Par Value.

(e) *"Company"* means Nastech Pharmaceutical Company Inc., a Delaware corporation.

(f) *"Corporate Transaction"* means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the events.

(i) a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(g) *"Director"* means a member of the Board.

(h) *"Eligible Employee"* means an Employee who meets the requirements set forth in the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(i) *"Employee"* means any person, including Officers and Directors, who is employed for purposes of Section 423(b)(4) of the Code by the Company. Neither service as a Director nor payment of a director's fee shall be sufficient to make an individual an Employee of the Company.

(j) *"Employee Stock Purchase Plan"* means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(k) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(l) *"Fair Market Value"* means the value of a security as determined in good faith by the Board. If the security is listed on any established stock exchange or traded on the Nasdaq Market, the Fair Market Value of the security, unless otherwise determined by the Board, shall be the closing sales price (rounded up where necessary to the nearest whole cent) for such security (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the relevant security of the Company) on the Trading Day prior to the relevant determination date, as reported in The Wall Street Journal or such other source as the Committee deems reliable.

(m) *"Offering"* means the grant of Purchase Rights to purchase shares of Common Stock under the Plan to Eligible Employees.

(n) *"Offering Date"* means a date selected by the Committee for an Offering to commence.

(o) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(p) *"Participant"* means an Eligible Employee who holds an outstanding Purchase Right granted pursuant to the Plan.

(q) *"Plan"* means this Nastech Pharmaceutical Company Inc. 2007 Employee Stock Purchase Plan.

(r) *"Purchase Date"* means one or more dates during an Offering established by the Board on which Purchase Rights granted under the Plan shall be exercised and as of which purchase of shares of Common Stock shall be carried out in accordance with such offering.

(s) *"Purchase Period"* means a period of time specified within an Offering beginning on the Offering Date or on the next day following a Purchase Date within an Offering and ending on a Purchase Date, at the end of which there shall be purchased shares of Common Stock on behalf of Participants. An Offering may consist of one or more Purchase Periods.

(t) *"Purchase Right"* means an option to purchase shares of Common Stock granted pursuant to the Plan.

(u) *"Securities Act"* means the Securities Act of 1933, as amended.

(v) *"Trading Day"* means any day the exchange(s) or market(s) on which shares of Common Stock are listed, whether it be any established stock exchange, the Nasdaq Market or otherwise, is open for trading.

3. ADMINISTRATION.

(a) The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3(c). Whether or not the Board has delegated administration, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(b) The Board (or the Committee) shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how Purchase Rights to purchase shares of Common Stock shall be granted and the provisions of each Offering of such Purchase Rights (which need not be identical).

(ii) To construe and interpret the Plan and Purchase Rights granted under the Plan, and to establish, amend and revoke rules and regulations for the administration of the Plan. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan as provided in Section 15.

(iv) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(c) The Board may delegate administration of the Plan to a Committee of the Board composed of one (1) or more members of the Board. The Board and/or Committee may delegate all or any part of its authority under the Plan to an employee, employees, or committee of employees of the Company. If administration is delegated to a Committee or employee(s), the Committee or employee(s) shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee or a committee of employees at any time and revest in the Board the administration of the Plan. If administration is delegated to a Committee or employees, references to the Board in this Plan and in the Offering document shall thereafter be deemed to be to the Board, the Committee, or employees as the case may be.

4. **SHARES OF COMMON STOCK SUBJECT TO THE PLAN.**

(a) Subject to the provisions of Section 14 relating to adjustments upon changes in stock, the shares of Common Stock that may be sold pursuant to Purchase Rights granted under the Plan shall not exceed in the aggregate three hundred thousand (300,000) shares of Common Stock. If any Purchase Right granted under the Plan shall for any reason terminate without having been exercised, the shares not purchased under such Purchase Right shall again become available for issuance under the Plan.

(b) The shares of Common Stock subject to the Plan may be unissued shares or shares that have been bought on the open market at prevailing market prices or otherwise.

5. **GRANT OF PURCHASE RIGHTS; OFFERING.**

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to purchase shares of Common Stock under the Plan to Eligible Employees in an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate, which shall comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights to purchase shares of Common Stock under the Plan shall have the same rights and privileges. The terms and conditions of an offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise); the period during which the Offering shall be effective, which period shall not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in Sections 6 through 9 inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in agreements or notices delivered hereunder: (i) each agreement or notice delivered by that Participant shall be deemed to apply to all of his or her Purchase Rights under the Plan; and (ii) a Purchase Right with, a lower exercise price (or an earlier granted Purchase Right, if different Purchase Rights have identical exercise prices); shall be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later granted Purchase Right, if different Purchase Rights have identical exercise prices) shall be exercised.

6. **ELIGIBILITY.**

(a) Purchase Rights may be granted only to Employees of the Company. Except as provided in Section 6(b), an Employee shall not be eligible to be granted Purchase Rights under the Plan unless on the Offering Date, such Employee has been in the employ of the Company for such continuous period preceding such Offering Date as the Board may require, but in no event shall the required period of continuous employment be greater than two (2) years. In addition, the Board may provide that no Employee shall be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee's customary employment with the Company is more than twenty (20) hours per week and more than five (5) months per calendar year.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee shall, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right shall thereafter be deemed to be a part of that Offering. Such Purchase Right shall have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted shall be the "Offering Date" of such Purchase Right for all purposes including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she shall not receive any Purchase Right under that Offering.

(c) No Employee shall be eligible for the grant of any Purchase Rights under the Plan if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company. For purposes of this Section 6(e), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights, and options shall be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the Plan only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company, do not permit such Eligible Employee's rights to purchase stock of the Company to accrue at a rate which exceeds twenty five thousand dollars ($25,000) of Fair Market Value of such stock (determined at the time such rights are granted and which, with respect to the Plan, shall be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

7. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan shall be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding fifteen percent (15%) of such Employee's Earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering.

(b) The Board shall establish one (1) or more Purchase Dates during an Offering as of which Purchase Rights granted under the Plan and pursuant to that Offering shall be exercised and purchases of shares of Common Stock shall be carried out in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board shall specify a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering. In connection with each Offering made under the Plan, the Board may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board may specify a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any given Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then in the absence of any Board action otherwise, a pro-rata allocation of the shares of Common Stock available shall be made in as nearly a uniform manner as shall be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights granted under the Plan shall be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

8. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may become a Participant in the Plan pursuant to an Offering by delivering a participation agreement to the Company within the time specified in the Offering, in such form as the Company may provide. Each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board of such Participant's Earnings (as defined in each Offering) during the Offering. The payroll deductions made for each Participant shall be credited to a bookkeeping account for such Participant under the Plan and shall be deposited within the general funds of the Company. To the extent provided in the Offering a Participant may reduce (including to zero) or increase such payroll deductions. To the extent provided in the Offering, a Participant may begin such payroll deductions after the beginning of the Offering. A Participant may make additional payments into his or her account only if specifically provided for in the Offering and only if the Participant has not already had the maximum permitted amount withheld during the Offering.

(b) At any time during an Offering, a Participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company may provide. Such withdrawal may be elected at any time prior to the end of the Offering, except as provided in the Offering. Upon such withdrawal from the Offering by a Participant, the Company shall distribute to such Participant all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire shares of Common Stock for the Participant) under the Offering, without interest (unless otherwise specified in the Offering), and such Participant's interest in that Offering shall be automatically terminated. A Participant's withdrawal from an Offering shall have no effect upon such Participant's eligibility to participate in any other Offerings under the Plan, but such Participant shall be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Plan.

(c) Purchase Rights granted pursuant to any Offering under the Plan shall terminate immediately upon a Participant ceasing to be an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or other lack of eligibility. The Company shall distribute to such terminated or otherwise ineligible Employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire shares of Common Stock for the terminated or otherwise ineligible Employee) under the Offering without interest (unless otherwise specified in the Offering).

(d) Purchase Rights granted under the Plan shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, or by a beneficiary designation as provided in Section 13 and, during a Participant's lifetime, shall be exercisable only by such Participant.

9. EXERCISE.

(a) On each Purchase Date during an Offering, each Participant's accumulated payroll deductions and other additional payments specifically provided for in the Offering (without any increase for interest) shall be applied to the purchase of shares of Common Stock up to the maximum number of shares of Common Stock permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares shall be issued upon the exercise of Purchase Rights granted under the Plan unless specifically provided for in the Offering.

(b) If any amount of accumulated payroll deductions remains in a Participant's account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount shall be held in each such Participant's account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from such next Offering, as provided in Section 8(b), or is not eligible to participate in such Offering, as provided in Section 8(c), in which case such amount shall be distributed to the Participant after said final Purchase Date, without interest (unless otherwise specified in the

Offering). If any amount of accumulated payroll deductions remains in a Participant's account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one (1) or more whole shares of Common Stock on the final Purchase Date of the Offering, then such remaining amount shall be distributed in full to the Participant at the end of the Offering without interest (unless otherwise specified in the Offering).

(c) No Purchase Rights granted under the Plan may be exercised to any extent, unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date during any Offering hereunder the shares of Common Stock are not so registered or the Plan is not in such compliance no Purchase Rights granted under the Plan or any Offering shall be exercised on such Purchase Date, and the Purchase Date shall be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Offering Date. If on the Purchase Date under any Offering hereunder, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in such compliance, no Purchase Rights granted under the Plan or any Offering shall be exercised and all payroll deductions accumulated during the Offering (reduced to the extent, if any such deductions have been used to acquire shares of Common Stock) shall be distributed to the Participants, without interest (unless otherwise specified in the Offering).

10. COVENANTS OF THE COMPANY.

(a) During the terms of the Purchase Rights granted under the Plan, the Company shall ensure that the amount of shares of Common Stock required to satisfy such Purchase Rights are available.

(b) The Company shall seek to obtain from each federal, state, foreign or other, regulatory commission or agency having jurisdiction, over the Plan such authority as may be required to issue and sell, shares of Common Stock upon exercise of the Purchase Rights granted under the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of shares of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell shares of Common Stock upon exercise of such Purchase Rights unless and until such authority is obtained.

11. USE OF PROCEEDS FROM SHARES OF COMMON STOCK.

Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights granted under the Plan shall constitute general funds of the Company.

12. RIGHTS AS A STOCKHOLDER.

A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights granted under the Plan unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights granted under the Plan are recorded in the books of the Company (or its transfer agent).

13. DESIGNATION OF BENEFICIARY.

(a) A Participant may file a written designation of a beneficiary who is to receive any shares of Common Stock and/or cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering but prior to delivery to the Participant of such shares of Common Stock or cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death during an Offering.

(b) The Participant may change such designation of beneficiary at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such shares of Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or cash to the spouse, or if no spouse is known to the Company, then to such other person as the Company may designate.

14. ADJUSTMENTS UPON CHANGES IN SECURITIES; CORPORATE TRANSACTIONS.

(a) If any change is made in the shares of Common Stock, subject to the Plan, or subject to any Purchase Right, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan shall be appropriately adjusted in the type(s), class(es) and maximum number of shares of Common Stock subject to the Plan pursuant to Section 4(a), and the outstanding Purchase Rights granted under the Plan shall be appropriately adjusted in the type(s), class(es), number of shares and purchase limits of such outstanding Purchase Rights. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction not involving the receipt of consideration by the Company.)

(b) In the event of a Corporate Transaction, then: (i) any surviving or acquiring corporation may continue or assume Purchase Rights outstanding under the Plan or may substitute similar rights (including a right to acquire the same consideration paid to stockholders in the Corporate Transaction) for those outstanding under the Plan, or (ii) if any surviving or acquiring corporation does not assume such Purchase Rights or does not substitute similar rights for Purchase Rights outstanding under the Plan, then the Participants' accumulated payroll deductions (exclusive of any accumulated interest that cannot be applied toward the purchase of shares of Common Stock under the terms of the Offering) shall be used to purchase shares of Common Stock immediately prior to the Corporate Transaction under the ongoing Offering, and the Participants' Purchase Rights under the ongoing Offering shall terminate immediately after such purchase.

15. AMENDMENT OF THE PLAN.

(a) The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 14 relating to adjustments upon changes in securities and except as to amendments solely to benefit the administration of the Plan to take account of a change in legislation or to obtain or maintain favorable tax, exchange, control or regulatory treatment for Participants or the Company, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary for the Plan to satisfy the requirements of Section 423 of the Code, or other applicable laws or regulations.

(b) It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Employee Stock Purchase Plans and/or to bring the Plan and/or Purchase Rights granted under the Plan into compliance therewith.

(c) The rights and obligations under any Purchase Rights granted before amendment of the Plan shall not be impaired by any amendment of the Plan except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws or governmental regulations, or (iii) as necessary to ensure that the Plan and/or Purchase Rights granted under the Plan comply with the requirements of Section 423 of the Code.

16. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board in its discretion may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate at the time that all of the shares of Common Stock reserved for issuance under the

Plan, as increased and/or adjusted from time to time, have been issued under the terms of the Plan. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated. Any benefits, privileges, entitlements and obligations under any Purchase Rights granted under the Plan while the Plan is in effect shall not be impaired by suspension or termination of the Plan except (i) as expressly provided in the Plan or with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, regulations, or listing requirements, or (iii) as necessary to ensure that the Plan and/or Purchase Rights granted under the Plan comply with the requirements of Section 423 of the Code.

17. EFFECTIVE DATE OF PLAN.

The Plan shall become effective as determined by the Board, but no Purchase Rights granted under the Plan shall be exercised unless and until the Plan has been approved by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board.

18. MISCELLANEOUS PROVISIONS.

(a) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering shall in any way alter the at will nature of a Participant's employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or on the part of the Company to continue the employment of a Participant.

(b) The provisions of the Plan shall be governed by the laws of the State of Washington without regard to that state's conflicts of laws rules.

FORWARD-LOOKING STATEMENT

This Annual Report contains forward-looking statements and readers should carefully review the risk factors in Form 10-K included herein.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, N.Y. 10038
Toll-free: 1-877-777-0800

LEGAL COUNSEL

Pryor Cashman LLP
410 Park Avenue
New York, N.Y. 10022

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP
801 Second Avenue
Seattle, WA 98104

PUBLIC RELATIONS

Russo Partners, LLC
727 7th Avenue
New York, N.Y. 10019
212 845-4235

STOCK LISTING

The Company's Common Stock is traded on the Nasdaq National Market System under the symbol NSTK

ANNUAL MEETING

June 13, 2007
9:00 a.m.
The University Club
1 West 54th Street
New York, N.Y. 10019

ANNUAL REPORT ON FORM 10-K

The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing, phoning or visiting our website at www.nastech.com

---

BOARD OF DIRECTORS

Steven C. Quay, M.D., Ph.D.
Chairman of the Board, President and Chief Executive Officer

Susan B. Bayh
Alexander D. Cross, Ph.D.
Ian R. Ferrier, M.D.
Myron Z. Holubiak
Leslie D. Michelson
John V. Pollock
Gerald T. Stanewick
Bruce R. Thaw
Devin N. Wenig

EXECUTIVE MANAGEMENT

Steven C. Quay, M.D., Ph.D.
Chairman of the Board, President and Chief Executive Officer

Philip C. Ranker
Chief Financial Officer and Corporate Secretary

Gordon C. Brandt, M.D.
Executive Vice President, Clinical Research and Medical Affairs

Paul H. Johnson, Ph.D.
Senior Vice President, Research & Development and Chief Scientific Officer

Timothy M. Duffy
Executive Vice President, Marketing and Business Development

David E. Wormuth
Senior Vice President, Operations



Pictured left to right: Timothy Duffy, Gordon Brandt, Steven Quay, Phil Ranker, David Wormuth and Paul Johnson



3830 MONTE VILLA PARKWAY
BOTHELL, WASHINGTON 98021
PHONE: 425-908-3600
FAX: 425-908-3650
WWW.NASTECH.COM


END